As Filed With The Securities And Exchange Commission On July 9, 1999
                           Registration No. 333-42973

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        POST-EFFECTIVE AMENDMENT NO. 1 ON
                                    FORM S-1
                                       TO

                                      UNDER
                           THE SECURITIES ACT OF 1933

                            UGLY DUCKLING CORPORATION
             (Exact Name Of Registrant As Specified In Its Charter)
      Delaware                           5521                        86-0721358
(State Of Incorporation)     (Primary Standard Industrial       (I.R.S. Employer
                              Classification Co              Identification No.)

                       2525 East Camelback Road, Suite 500
                             Phoenix, Arizona 85016
                                 (602) 852-6600
   (Address, Including Zip Code, And Telephone Number, Including Area Code, Of
                    Registrant's Principal Executive Offices)

                             STEVEN P. JOHNSON, ESQ.
                    Senior Vice President And General Counsel
                            Ugly Duckling Corporation
                       2525 East Camelback Road, Suite 500
                             Phoenix, Arizona 85016
                                 (602) 852-6600
 (Name, Address, Including Zip Code, And Telephone Number, Including Area Code,
                              Of Agent For Service)

                                    COPY TO:

                             STEVEN D. PIDGEON, ESQ.
                              Snell & Wilmer L.L.P.
                               One Arizona Center
                           Phoenix, Arizona 85004-0001
                                 (602) 382-6000

        Approximate Date Of Commencement Of Proposed Sale To The Public:
   From time to time after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                   Subject to Completion, Dated July __, 1999
The information contained in this prospectus is not complete and may be changed. No one may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                      LOGO

                        5,666,190 Shares of Common Stock
                                       and
                     666,190 Common Stock Purchase Warrants


Ugly Duckling Corporation operates a chain of used car dealerships. We also service used car sales contracts that we own or service for third parties.

We acquired servicing and other rights in the bankruptcy proceedings of First Merchants Acceptance Corporation.

This prospectus relates to the sale from time to time:
o By First Merchants of warrants to purchase up to 325,000 shares of our common stock at $20.00 per share through April 1, 2001;
o By certain other selling securityholders who were originally lenders to First Merchants of warrants to purchase up to 341,190 shares of our common stock at $20.00 per share through February 20, 2000;
o By First Merchants or the other selling securityholders of up to 666,190 shares of our common stock issuable upon exercise of the warrants; and
o By Ugly Duckling of up to 5,000,000 shares of our common stock to First Merchants or its creditors or equityholders in exchange for cash distributions that would otherwise be paid to First Merchants.


Except for the proceeds from the exercise of the warrants, we will not receive any of the proceeds from the sale of the warrants or common stock acquired on exercise of the warrants by First Merchants or the other selling securityholders.

Our common stock is traded on the Nasdaq National Market ("Nasdaq") under the symbol "UGLY." On July 6, 1999, the last reported price of our common stock was $7.25 per share.

First Merchants will be deemed to be an underwriter of the warrants that they hold, the related warrant shares, and the shares offered by Ugly Duckling in this prospectus, to the extent that First Merchants participates, directly or indirectly, in the distribution of such securities. See "Plan of Distribution."



Investing in our warrants and common stock involves certain risks. See "Risk Factors" beginning on page 5.

                                ----------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                                ----------------

                 The date of this Prospectus is _________, 1999.


                                                     TABLE OF CONTENTS


Prospectus Summary...........................................................................................       3
Risk Factors.................................................................................................       5
Forward Looking Statements...................................................................................      11
Use of Proceeds..............................................................................................      11
Dividend Policy..............................................................................................      12
Capitalization...............................................................................................      13
Selected Consolidated Financial and Operating Data...........................................................      14
Management's Discussion and Analysis of Financial Condition and Results of Operations........................      15
Business.....................................................................................................      41
Management...................................................................................................      49
Description of Capital Stock.................................................................................      63
Selling Security holders.....................................................................................      68
Plan of Distribution.........................................................................................      69
Legal Matters................................................................................................      71
Experts......................................................................................................      71
Where You Can Find More Information..........................................................................      71
Index to Consolidated Financial Statements and to Condensed Consolidated Financial Statements................     F-1


                               PROSPECTUS SUMMARY

    This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock or warrants. You should read the entire prospectus carefully, including the "Risk Factors" section and the consolidated financial statements and the notes to those statements.


                                  Ugly Duckling

    We sell used cars through 59 wholly-owned used car dealerships in Arizona, California, Georgia, Texas, Florida, Nevada, and New Mexico and finance the sales through retail installment contracts that we service. We target our products and services to the sub-prime segment of the automobile financing industry, which focuses on selling and financing the sale of used cars to persons who have limited credit histories, low incomes, or past credit problems. The competition for our dealerships are the numerous small independent used car dealerships, also known as "buy here-pay here" dealers, that sell and finance used cars to sub-prime borrowers. We estimate that there are over 63,000 independent used car dealers in the United States, a substantial portion of which are buy here-pay here dealers. We distinguish our dealership operations from those of typical buy here-pay here dealers by our:

o        multiple locations,
o        upgraded facilities,
o        large inventories of used automobiles,
o        centralized purchasing on a regional basis,
o        value-added marketing programs, and
o        dedication to customer service.

    Through our Cygnet dealer program, we also purchase and service contracts originated by third party dealers, and provide secured, operating lines of credit to participating dealers. In addition, in the past we entered into several large servicing or bulk purchase transactions involving third party dealer contract portfolios.

    We service loans that we originate at our dealerships out of facilities in Phoenix, Arizona, Dallas, Texas and Tampa, Florida. Our non-dealership operations currently maintain servicing facilities in Aurora, Colorado, and Plano, Texas.

    Prior to February, 1998, we purchased automobile sales contracts from third party dealers through a branch office network. We operated 83 branch offices at December 31, 1997. We closed our branch office network in the first quarter of 1998.

    Our principal executive offices are located at 2525 East Camelback Road, Suite 500, Phoenix, Arizona 85016. The phone number of our executive offices is 602-852-6600.

We  conducted  a  series  of  transactions   with  First  Merchants   Acceptance
Corporation.

    First Merchants Acceptance Corporation was in the business of purchasing and securitizing loans made primarily to sub-prime borrowers by various third party used car dealers. FMAC filed for reorganization under Title 11 of the United States Code in July 1997. In connection with FMAC's bankruptcy transactions, we purchased FMAC's senior bank debt at a discount, and issued warrants to members of the bank group previously holding such debt. 341,190 of those warrants are being offered in this prospectus. We then sold the contracts which secured the debt to a third party purchaser and recorded a gain from this transaction. We obtained the right to service those contracts and the contracts in all but one of FMAC's securitized pools and acquired FMAC's servicing platform. We issued 325,000 of the warrants that are being offered in this prospectus to FMAC in that transaction. We also acquired an interest in the contracts we service. We have the option, if we can satisfy certain conditions, to increase our interest in the distributions from the contracts that we service by issuing the shares of our common stock being offered in this prospectus in exchange for the increased distributions.

                                  The Offering

 FMAC Warrants offered          325,000   warrants  offered  by  FMAC,  each  to
                                purchase one share of common stock at $20.00 per
                                share, at any time on or prior to April 1, 2001.
                                We may redeem the  warrants for $.10 per warrant
                                if our common  stock  closes at or above  $28.50
                                per share during any ten consecutive trading days.

Bank Group Warrants
offered..............           341,190   warrants   offered   by  the   selling
                                securityholders, each to purchase one share of common stock at $20.00 per share, at any time on or prior to February 20, 2000. We may redeem the warrants for $.10 per warrant if our common stock closes at or above $27.00 per share during any five consecutive trading days.

Common Stock offered            Up  to  5,666,190  shares,  including  5,000,000
                                shares that we may offer and 666,190 shares issuable upon exercise of the warrants offered in this prospectus.

Common Stock
outstanding(1).......           14,941,253

Use of Proceeds......           We  may  issue  up to  5,000,000  shares  of our
                                common    stock   in   lieu   of   making   cash
                                distributions  otherwise  payable  to FMAC  from
                                contracts  that we obtained the right to service
                                in the FMAC proceedings.  Distributions  that we
                                choose  to  retain  will  be  used  for  general
                                corporate  purposes.  The  FMAC  warrants,  bank
                                group warrants and related warrant shares may be
                                offered  from time to time in the future by FMAC
                                or  the  selling  securityholders.   Except  for
                                proceeds from the exercise of the FMAC warrants or bank group warrants, we will not receive any of the proceeds from the sale of the warrants and related warrant shares offered in this prospectus.

Nasdaq Symbol........           "UGLY"
----------

(1) As of May 31, 1999. Does not include 3,699,028 shares of common stock held in treasury and 3,506,775 shares of common stock issuable upon exercise of outstanding options and warrants.


                                        SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                                           (In thousands, except per share data)

                                                     Three Months Ended
                                                          March 31,               Years Ended December 31,
                                                          ---------               ------------------------
                                                       1999        1998        1998         1997         1996
                                                       ----        ----        ----         ----         ----
                Statement of Operations Data:
                Total Revenues.................      $130,118    $ 87,704    $ 366,170    $ 170,083    $ 68,827
                  Sales of Used Cars...........       106,443      72,973      287,618      123,814      53,768
                  Interest Income..............        14,003       6,205       27,828       18,736       8,597
                  Gain on Sale of Loans........            --       4,614       12,093       14,852       3,925
                  Servicing and Other Income...         9,672       3,912       38,631       12,681       2,537
                Cost of Used Cars Sold.........        60,097      39,731      167,014       72,358      31,879
                Provision for Credit Losses....        28,561      15,362       67,634       23,045       9,657
                Income before Operating Expenses       41,460      32,611      131,522       74,680      27,291
                Total Operating Expenses.......        37,104      24,880      118,702       55,741      18,085
                Income Before Interest Expense.         4,356       7,731       12,820       18,939       9,206
                Interest Expense...............         3,656       1,502        6,904        2,774       2,429
                Earnings     from      Continuing         700       3,729        3,520        9,528       6,677
                Operations.....................
                Loss from Discontinued Operations          --      (5,595)      (9,223)         (83)       (811)
                Net Earnings (Loss) ...........      $    420    $ (1,866)   $  (5,703)   $   9,445    $  5,866
                Diluted Earnings (Loss) per Share    $    0.03   $  (0.10)   $   (0.31)   $    0.52    $   0.60
                Shares used in Computation.....        15,785      19,093       18,405       18,234       8,298

                                                             March 31,                      December 31,
                                                       --------------------      -----------------------------------
                                                       1999          1998         1998         1997          1996
                                                       ----          ----         ----         ----          ----
                Balance Sheet Data:
                Cash and Cash Equivalents...........$   4,387     $     514     $   2,751     $ 3,537      $  18,455
                Finance Receivables, Net............  237,928        91,213       163,209      90,573         51,063
                Total Assets........................  406,616       288,041       345,975     276,426        118,083
                Notes Payable.......................   78,433        63,304        55,093      64,821         12,904
                Collateralized Notes Payable........   93,471            --        62,201          --             --
                Subordinated Notes Payable..........   40,815        27,000        43,741      12,000         14,000
                Total Debt..........................  212,719        90,304       161,035      76,821         26,904
                Total Stockholders' Equity   (1)....$ 157,890     $ 181,010     $ 162,767     $181,774     $  82,319

----------

(1) Excludes 3,506,775 shares of common stock issuable upon exercise of outstanding stock options and warrants with exercise prices ranging from $0.86 to $20.00.

                                  RISK FACTORS

    Investment in our warrants and common stock involves certain risks. In addition to the other information included elsewhere in this prospectus, you should carefully consider the following factors before purchasing the securities offered in this prospectus.

    Future losses could impair our ability to raise capital or borrow money, as well as affect our stock price.

    Although we recorded earnings of $420,000 in the first quarter of 1999, we incurred a net loss of $5.7 million in 1998. We cannot assure you that we will be profitable in future periods. Losses in subsequent periods could impair our ability to raise additional capital or borrow money as needed, and could adversely affect our stock price. The net loss in 1998 was due in large part to:

    o a charge of approximately $9.1 million ($5.6 million, net of income taxes) to discontinued operations in the first quarter of 1998 for the closure of our branch office network;

    o a charge of approximately $6.0 million ($3.6 million, net of income taxes) to discontinued operations during the third quarter of 1998 due primarily to higher than anticipated loan losses and servicing expenses in connection with our branch office loan portfolio;
    o a charge of $2.0 million ($1.2 million, net of income taxes) during the third quarter of 1998 to write off costs associated with our attempt to spin off Cygnet Financial Corporation through a rights offering to our stockholders; and
    o a change in the fourth quarter of 1998 in the way we structure securitization transactions for accounting purposes.

We may not be able to continue to obtain the financing we need to fund our operations.

    We have borrowed, and will continue to borrow, substantial amounts to fund our operations. Our operations require large amounts of capital. If we cannot obtain the financing we need on a timely basis and on favorable terms, our business will be adversely affected. We currently obtain our financing through three primary sources:

     o    a revolving credit facility with General Electric Capital Corporation;
     o    securitization transactions; and
     o    loans from other sources.

    Revolving Credit Facility with GE Capital. Our revolving facility with GE Capital is our primary source of operating capital. We have pledged substantially all of our assets to GE Capital to secure the borrowings we make under this facility. Although this facility has a maximum commitment of $125 million, the amount we can borrow is limited by the amount of certain types of assets that we own. In addition, we cannot borrow approximately $8 million of the capacity while our guarantee to the FMAC contract purchaser is in effect. As of May 31, 1999, we owed approximately $53.1 million under the revolving facility, and had the ability to borrow an additional $31.9 million. The revolving facility expires in June 2000. Even if we continue to satisfy the terms and conditions of the revolving facility, we may not be able to extend its term beyond the current expiration date.

    Securitization Transactions. We can restore capacity under the GE facility from time to time by securitizing portfolios of finance receivables. Our ability to successfully complete securitizations in the future may be affected by several factors, including:

     o    the condition of securities markets generally;
     o    conditions in the asset-backed securities markets specifically;
     o    the credit quality of our loan contract portfolio; and
     o    the performance of our servicing operations.

    Our securitization subsidiaries are wholly-owned "bankruptcy remote" entities. Their assets, including the line items "Residuals in Finance Receivables Sold" and "Investments Held in Trust," within Dealership Operations which are components of Finance Receivables on our balance sheet, are not available to satisfy the claims of our creditors.

    On November 17, 1998, we announced that we were changing the way that we structure transactions under our securitization program. In the past, we structured these transactions as sales for accounting purposes. In the fourth quarter of 1998, however, we began to structure securitizations for accounting purposes to retain the financed receivables and related debt on our balance sheet and recognize the income over the life of the contracts. In the past, gain on sales of loans in securitization transactions have been material to our results of operation. This change has caused and will continue to cause a material adverse effect on our reported earnings until the net interest earnings from new contracts added to our balance sheet approximates those net revenues that we historically recognized on our securitization sales.

    Contractual Restrictions. The revolving facility, the securitization program, and our other credit facilities contain various restrictive covenants. Under these credit facilities, we must also meet certain financial tests. As of March 31, 1999, we did not satisfy the interest coverage ratio under the GE facility. GE Capital waived the default for this period. We believe that we are in compliance with the other terms and conditions of the revolving facility and our other credit facilities. Failure to satisfy the covenants in our credit facilities and/or our securitization program, could preclude us from further borrowing under the defaulted facility and could prevent us from securing alternate sources of funds necessary to operate our business.

We have a high risk of credit losses because of the poor creditworthiness of our borrowers.

    Substantially all of the sales financing that we extend and the contracts that we service are with sub-prime borrowers. Sub-prime borrowers generally cannot obtain credit from traditional financial institutions, such as banks, savings and loans, credit unions, or captive finance companies owned by automobile manufacturers, because of their poor credit histories and/or low incomes. Loans to sub-prime borrowers are difficult to collect and are subject to a high risk of loss. We have established an allowance for credit losses to cover our anticipated credit losses. However, we cannot assure you that we have adequately provided for such credit risks or that we will continue to do so in the future. A significant variation in the timing of or increase in credit losses in our portfolio would have a material adverse effect on our net earnings.

    We also operate our Cygnet dealer program, under which we provide third party dealers who finance the sale of used cars to sub-prime borrowers with financing primarily secured by those dealers' retail installment contract portfolios and/or inventory. While we require third party dealers to meet certain minimum net worth and operating history criteria before we loan money to them, these dealers may not otherwise be able to obtain debt financing from traditional lending institutions. We have established an allowance for credit losses to cover our anticipated credit losses. However, we cannot assure you that we have adequately provided for such credit risks or that we will continue to do so in the future. Like our other financing activities, these loans subject us to a high risk of credit losses that could have a material adverse effect on our net earnings and ability to meet our other financing obligations.

We are affected by various industry considerations and legal contingencies.

    In recent periods, several major used car finance companies have announced major downward adjustments to their financial statements, violations of loan covenants, related litigation, and other events. Companies in the used vehicle sales and financing market have also been named as defendants in an increasing number of class action lawsuits brought by customers claiming violations of various federal and state consumer credit and similar laws and regulations. In addition, certain of these companies have filed for bankruptcy protection. These events:

     o have lowered the value of securities of sub-prime automobile finance companies;
     o    have made it more difficult for sub-prime lenders to borrow money; and
     o    could cause more restrictive regulation of this industry.

    Compliance with additional regulatory requirements may also increase our operating expenses and reduce our profitability.

Interest rates affect our profitability.

    A substantial portion of our financing income results from the difference between the rate of interest we pay on the funds we borrow and the rate of interest we earn on the contracts in our portfolio. While we earn interest on the contracts we own at a fixed rate, we pay interest on our borrowings under our GE facility at a floating rate. When interest rates increase, our interest expense increases and our net interest margins decrease. Increases in our interest expense that we cannot offset by increases in interest income will lower our profitability.

Laws that limit the interest rates we can charge can adversely affect our profitability.

    Historically, a significant portion of the contracts we service were originated in states that did not impose limits on the interest rate that a lender may charge. However, we have expanded, and will continue to expand, into states that impose interest rate limitations. When a state limits the amount of interest we can charge on our installment sales contracts, we may not be able to offset any increased interest expense caused by rising interest rates or greater levels of borrowings under our credit facilities. Therefore, these interest rate limitations can adversely affect our profitability.

Government regulation may limit our ability to recover and enforce receivables or to repossess and sell collateral.

    We are subject to ongoing regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. If we do not comply with these laws, we could be fined or certain of our operations could be interrupted or shut down. Failure to comply could, therefore, have a material adverse effect on our operations. Among other things, these laws:

     o    require   that  we  obtain   and   maintain   certain   licenses   and
          qualifications;
     o limit or prescribe terms of the contracts that we originate and/or purchase;
     o    require specified disclosures to customers;
     o    limit our right to repossess and sell collateral; and
     o    prohibit us from discriminating against certain customers.

    We believe that we are currently in substantial compliance with all applicable material federal, state, and local laws and regulations. We may not, however, be able to remain in compliance with such laws. In addition, the adoption of additional statutes and regulations, changes in the interpretation of existing statutes and regulations, or our entry into jurisdictions with more stringent regulatory requirements could also have a material adverse effect on our operations.

We could experience problems with the recent conversion of our loan servicing and data processing operations to a single computer system.

    We recently converted our chain of dealerships and related loan servicing data processing operations to a single computer system. These conversions can cause various problems that can affect our servicing operations and result in increases in contract delinquencies and charge-offs and decreases in our servicing income. Failure to successfully complete our conversions could materially affect our business and profitability.

Our computer systems may be subject to a Year 2000 date failure.

    We could be affected by failures of our business systems, as well as those of our suppliers and vendors, due to Year 2000 issues. Any failure could result in a disruption of our collection efforts, which would impair our operations. We have evaluated and remediated our mission critical computer systems to determine our exposure to Year 2000 issues. We have made modifications to our computer systems that we believe will allow them to properly process transactions relating to the Year 2000 and beyond. We estimate that we will spend between $2.2 million to $2.7 million for Year 2000 evaluation, remediation, testing, and replacement. We have spent approximately $2.2 million through May 31, 1999. We can also be adversely affected by Year 2000 issues in the business systems of our suppliers, vendors, and business partners, such as utility suppliers, banking partners and telecommunication service providers. We can also be adversely affected if Year 2000 issues result in business disruptions or failures that impact our customers' ability to make their loan payments. Failure to fully address and resolve these Year 2000 issues could have a material adverse effect on our operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness Disclosure."

We could have a system failure if our current contingency plan is not adequate.

    We depend on our loan servicing and collection facilities and on long-distance and local telecommunications access to transmit and process information among our various facilities. We use a standard program to prepare and store off-site backup tapes of our main system applications and data files on a routine basis. However, we believe that we need to revise our current contingency plan because of our recent system conversions and significant growth. Although we intend to update our contingency plan during 1999, there could be a failure in the interim. In addition, the plan as revised may not prevent a systems failure or allow us to timely resolve any systems failure.
Also, a natural disaster, calamity, or other significant event that causes long-term damage to any of these facilities or that interrupts our telecommunications networks could have a material adverse effect on our operations.

We have certain risks relating to the FMAC transaction.

    We have entered into several transactions in the bankruptcy proceedings of FMAC. We purchased 78% of FMAC's senior bank debt at a 10% discount. We agreed to pay the selling banks additional consideration up to the amount of this 10% discount (or approximately $7.6 million) if FMAC makes cash payments or issues notes at market rates to its unsecured creditors and equity holders in excess of 10% of their allowed claims against FMAC. FMAC may make future cash payments to its unsecured creditors and equity holders from recoveries on the contracts which originally secured the senior bank debt and from certain residual interests in FMAC's securitized loan pools, after FMAC pays certain other amounts ("Excess Collections"). Under FMAC's plan of reorganization, we will split these Excess Collections with FMAC.

    If we satisfy certain requirements, we may be able to issue shares of our common stock in exchange for all or part of FMAC's share of the Excess Collections. This would reduce the cash distributions that could be made to FMAC's unsecured creditors and/or equity holders. We would then be entitled to receive FMAC's share of the Excess Collections up to the price of the shares we issue. The shares would be priced at 98% of the average closing price of our common stock for the 10 trading days prior to the date of issuance. This market price must be at least $8.00 per share or we cannot exercise this option.

    Even if we are able to issue common stock for this purpose:

    o the number of shares that we issue may not be sufficient to prevent FMAC from paying unsecured creditors and equity holders more than 10% of their claims against FMAC. Should this happen, we would be required to pay the selling banks additional consideration (up to approximately $7.6 million) for our purchase of 78% of FMAC's senior bank debt; and
    o    the issuance of shares would cause dilution to our common stock.

    We also have other risks in the FMAC bankruptcy case:

    o we sold the contracts securing the bank claims at a profit to a third party purchaser (the "Contract Purchaser"). We guaranteed the Contract Purchaser a specified return on the contracts with a current maximum of $8 million. Although we obtained a related guarantee from FMAC secured by certain assets, there is no assurance that the FMAC guarantee will cover all of our obligations under our guarantee to the Contract Purchaser;
    o we have made debtor-in-possession loans to FMAC, secured by certain assets. We have continuing obligations under our debtor-in-possession credit facility. We assert that FMAC is currently in default on the DIP Facility. We have negotiated a settlement with them that will cure the asserted default and increase our funding obligation by $2.0 million, in exchange for other concessions; and
    o we entered into various agreements to service the contracts in the securitized pools of FMAC and the contracts sold to the Contract Purchaser. If we lose our right to service these contracts, our 17 1/2% share of the Excess Collections can be reduced or eliminated.

     Each of the FMAC risks described in this section could have a material adverse effect on our operations.

We may make acquisitions that are unsuccessful or strain or divert our resources.

    In 1997, we completed three significant acquisitions (Seminole, E-Z Plan, and Kars). We intend to consider additional acquisitions, alliances, and transactions involving other companies that could complement our existing business. We may not, however, be able to identify suitable acquisition parties, joint venture candidates, or transaction counterparties. Additionally, even if we can identify suitable parties, we may not be able to consummate these transactions on terms that we find favorable.

    Furthermore, we may not be able to successfully integrate any businesses that we acquire into our existing operations. If we cannot successfully integrate acquisitions, our operating expenses may increase in the short-term. This increase would affect our net earnings, which could adversely affect the value of our outstanding securities. Moreover, these types of transactions may result in potentially dilutive issuances of equity securities, the incurrence of additional debt, and amortization of expenses related to goodwill and intangible assets, all of which could adversely affect our profitability. In addition to the risks already mentioned, these transactions involve numerous other risks, including the diversion of management attention from other business concerns, entry into markets in which we have had no or only limited experience, and the potential loss of key employees of acquired companies. Occurrence of any of these risks could have a material adverse effect on us.

Increased competition could adversely affect our operations and profitability.

    Although a large number of smaller companies have historically operated in the used car sales industry, this industry has attracted significant attention from a number of large companies. These large companies include AutoNation, U.S.A., CarMax, and Driver's Mart. These companies have either entered the used car sales business or announced plans to develop large used car sales operations. Many franchised new car dealerships have also increased their focus on the used car market. We believe that these companies are attracted by the relatively high gross margins that can be achieved in this market and the industry's lack of consolidation. Many of these companies and franchised dealers have significantly greater financial, marketing, and other resources than we do. Increased competition in our dealership operations could result in increased wholesale costs for used cars, decreased retail sales prices, and lower margins.

    Like the sale of used cars, the business of purchasing and servicing contracts originated from the sale of used cars to sub-prime borrowers is highly fragmented and very competitive. In recent years, several consumer finance companies have completed public offerings. Through these public offerings, these companies have been able to raise the capital necessary to fund expansion and support increased purchases of contracts. These companies have increased the competition for the purchase of contracts, in many cases purchasing contracts at higher prices than we would be willing to pay.

    There are numerous financial services companies serving, or capable of serving, our market. These companies include traditional financial institutions such as banks, savings and loans, credit unions, and captive finance companies owned by automobile manufacturers, as well as other non-traditional consumer finance companies, many of which have significantly greater financial and other resources than our own. Increased competition may cause downward pressure on the interest rates that we charge. This pressure could affect the interest rates we charge on contracts originated by our dealerships or cause us to reduce or eliminate the acquisition discount on the contracts we purchase from third party dealers. Either change could have a material adverse effect on the value of our securities.

The success of our operations depends on certain key personnel.

    We believe that our ability to successfully implement our business strategy and to operate profitably depends on the continued employment of our senior management team. The unexpected loss of the services of any of our key management personnel or our inability to attract new management when necessary could have a material adverse effect on our operations. We do not currently maintain any key person life insurance on any of our executive officers.

We may be required to issue stock in the future that will dilute the value of our existing stock.

    Issuance of any or all of the following securities may dilute the value of the securities that our existing stockholders now hold:

     o we have granted warrants to purchase a total of approximately 1.6 million shares of our common stock to various parties with exercise prices ranging from $6.75 to $20.00 per share;
     o we may be required to issue additional warrants in the future in connection with both a completed and as yet unidentified transactions;
     o    we may issue common stock under our various stock option plans, and
     o we may issue common stock in the FMAC transaction in exchange for FMAC's portion of the Excess Collections.

The voting power of our principal stockholder may limit your voting rights.

    Mr. Ernest C. Garcia, II, our Chairman, Chief Executive Officer, and principal stockholder, or his affiliates held approximately 32% of our outstanding common stock as of May 31, 1999. As a result, Mr. Garcia has a significant influence upon our activities as well as on all matters requiring approval of our stockholders. These matters include electing or removing members of our board of directors, engaging in transactions with affiliated entities, causing or restricting our sale or merger, and changing our dividend policy. The interests of Mr. Garcia may conflict with the interests of our other stockholders.

There is a potential anti-takeover or dilutive effect if we issue preferred stock.

    Our Certificate of Incorporation authorizes us to issue "blank check" preferred stock. Our Board of Directors may fix or change from time to time the designation, number, voting powers, preferences, and rights of this stock. Such issuances could make it more difficult for a third party to acquire us by reducing the voting power or other rights of the holders of our common stock. Preferred stock can also reduce the market value of the common stock.

                           FORWARD LOOKING STATEMENTS

   This prospectus  contains  forward looking  statements  within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions identify forward looking statements. These statements may include, but are not limited to, projections of revenues, income or loss, liquidity, estimates of capital expenditures, plans for future operations, products or services, Year 2000 readiness, and financing needs or plans, as well as assumptions relating to these matters. Forward looking statements speak only as of the date the statement was made. They are inherently subject to risks and uncertainties, some of which we cannot predict or quantify. Future events and actual results could differ materially from the forward looking statements. When considering each forward looking statement, you should keep in mind the risk factors and cautionary statements found throughout this prospectus and specifically those found above. We are not obligated to publicly update or revise any forward looking statements, whether as a result of new information, future events, or for any other reason.

                                 USE OF PROCEEDS

    We may elect to issue up to 5,000,000 shares of common stock in lieu of making distributions in cash to FMAC from the Excess Collections on the contracts sold to a third party purchaser in the FMAC transaction and from the interests that FMAC retained in its securitization transactions. The shares would be priced at 98% of the closing price of our common stock for the 10 trading days prior to the date of issuance (the "Share Value"). Our ability to issue these shares is subject to certain conditions. If we choose and are able to issue these shares, we would retain the cash distributions otherwise payable to FMAC from the contracts and interests up to the Share Value. These proceeds will be used for general corporate purposes. See "Business - Non-Dealership Operations - Bulk Purchasing and Loan Servicing Operations" and "Risk Factors - We have certain risks relating to the FMAC transaction" for a more detailed description of our transactions with FMAC.

    The FMAC warrants, the bank group warrants and related warrant shares may be offered from time to time in the future by FMAC and the selling securityholders. Except for proceeds from the exercise of such warrants, if any, we will not receive any of the proceeds from the sale of the warrants or related warrant shares offered in this prospectus. See "Plan of Distribution." Payments made to us upon the exercise of the warrants will be used for general corporate purposes.

                           PRICE RANGE OF COMMON STOCK

    Our common stock trades on the Nasdaq Stock Market under the symbol "UGLY." The high and low closing sales prices of the common stock, as reported by Nasdaq for the two most recent fiscal years and the first quarter of 1999 are reported below.

                                                            Market Price
                                                            ------------
                                                           High         Low
                                                           ----         ---
Fiscal Year 1997:
First Quarter...........................................$... 25.75  $    16.25
Second Quarter..........................................$... 18.06  $    13.13
Third Quarter...........................................$... 17.00  $    12.50
Fourth Quarter..........................................$... 16.75  $     7.69
Fiscal Year 1998:
First Quarter...........................................$... 10.88  $     6.31
Second Quarter..........................................$... 12.69  $     8.00
Third Quarter...........................................$...  9.13  $     4.63
Fourth Quarter..........................................$...  6.00  $     4.25
Fiscal Year 1999:
First Quarter...........................................$...  6.50  $     4.25


    On July 6, 1999, the last reported sale price of the common stock on Nasdaq was $7.25 per share. On July 6, 1999 there were approximately 89 record owners of our common stock. We estimate that, as of such date, there were approximately 2,000 beneficial owners of our common stock.

                                 DIVIDEND POLICY

    We have never paid dividends on our common stock and do not anticipate doing so in the foreseeable future. It is our current policy to retain any earnings to finance the operation and expansion of our business or to repurchase our common stock pursuant to an existing stock buy back program. In addition, the terms of our primary revolving credit facility prevent us from declaring or paying dividends in excess of 15.0% of each year's net earnings available for distribution. Our future financings may also include such restrictions. See
"Management's  Discussion  and  Analysis of Financial  Condition  and Results of
Operations -- Liquidity and Capital Resources -- Financing Resources -- Revolving Facility."

                                 CAPITALIZATION

    The following table sets forth our actual capitalization as of March 31, 1999, and our pro forma capitalization giving effect to the issuance of the 5,000,000 shares offered in this prospectus at an assumed issuance price of $8.00 per share (the floor price) plus the issuance of 666,190 shares of common stock upon exercise of the FMAC warrants and bank group warrants being offered in this prospectus at the stated exercise price of $20.00 per share, and the initial application of such proceeds. The table should be read in conjunction with our Consolidated Financial Statements and the related notes included elsewhere in this prospectus.


                                                             March 31, 1999
                                                             --------------
                                                        Actual        Pro Forma
                                                        ------        ---------
                                                            (In Thousands)
   Debt:
     Notes Payable................................   $  171,904     $  171,904
     Subordinated Notes Payable...................       40,815         40,815
                                                         ------         ------
             Total Debt...........................      212,719        212,719
                                                        -------        -------

   Stockholders' Equity:
     Common Stock.................................           19             25
     Additional Paid in Capital...................      173,819        226,737
     Retained Earnings............................        3,869          3,869
     Treasury Stock...............................      (19,817)       (19,817)
                                                        -------        -------
             Total Stockholders' Equity(1)........      157,890        210,814
                                       --               -------        -------
                  Total Capitalization............    $ 370,609      $ 423,533
                                                      =========      =========
----------

(1) Excludes (i) 1,128,732 shares of common stock issuable upon exercise of stock options outstanding at May 31, 1999 under our Long-Term Incentive Plan with a weighted average price of $6.32 per share; (ii) 800,000 shares of common stock issuable upon exercise of stock options outstanding at May 31, 1999 under our 1998 Executive Incentive Plan with a weighted average price of $7.24 per share; (iii) 22,220 shares of common stock issuable upon exercise of stock options under our Directors Stock Option Plan with a weighted average price of $6.75; (iv) 291,023 shares of common stock issuable upon exercise of warrants issued in connection with our initial public offering of common stock with a weighted average exercise price of $8.33 per share; (v) 325,000 shares of common stock issuable upon exercise of warrants issued to FMAC which have an exercise price of $20.00 per share;
    (vi) 50,000 shares of common stock issuable upon exercise of warrants issued in connection with the bankruptcy of Reliance Acceptance Group which have an exercise price of $12.50 per share; (vii) 500,000 shares of common stock issuable upon exercise of warrants issued in connection with the sale of subordinated notes payable which have an exercise price of $10.00 per share; and (viii) 389,800 shares of common stock issuable upon exercise of warrants issued in connection with our purchase of FMAC's senior bank debt which have an exercise price of $20.00 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA
               (In thousands, except per share and operating data)

    The following table sets forth selected historical consolidated financial data for Ugly Duckling for each of the years in the five-year period ended December 31, 1998, and for the three month periods ending March 31, 1999 and 1998. The selected annual historical consolidated financial data is derived from our Consolidated Financial Statements audited by KPMG LLP, independent auditors. Information for the three month periods ended March 31, 1999 and 1998 is derived from unaudited interim condensed consolidated financial statements which reflect, in our opinion, all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the data for such periods. For additional information, see our Consolidated Financial Statements included elsewhere in this prospectus. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                          Three Months Ended
                                                March 31,                          Years Ended December 31,
                                                ---------                          ------------------------
                                           1999         1998        1998        1997        1996        1995       1994
                                           ----         ----        ----        ----        ----        ----       ----
                                        (unaudited)  (unaudited)
         Statement of Operations
           Data:
         Sales of Used Cars.........     $106,443     $ 72,973    $287,618    $123,814    $ 53,768    $ 47,824   $ 27,768
         Less:
           Cost of Used Cars Sold...       60,097       39,731     167,014      72,358      31,879      27,964     12,577
           Provision for Credit
              Losses................       28,561       15,362      67,634      23,045       9,657       8,359      8,140
                                           ------       ------      ------      ------       -----       -----      -----
                                           17,785       17,880      52,970      28,411      12,232      11,501      7,051
                                           ------       ------      ------      ------      ------      ------      -----
         Other Income:
         Interest Income............       14,003        6,205      27,828      18,736       8,597      10,071      5,449
         Gain on Sale of Loans......           --        4,614      12,093      14,852       3,925          --         --
         Servicing and Other Income.        9,672        3,912      38,631      12,681       2,537         308        556
                                            -----        -----      ------      ------       -----         ---        ---
                                           23,675       14,731      78,552      46,269      15,059      10,379      6,005
                                           ------       ------      ------      ------      ------      ------      -----
         Income before Operating
           Expenses.................       41,460       32,611     131,522      74,680      27,291      21,880     13,056

         Operating Expenses:
         Selling and Marketing......        6,416        4,921      20,565      10,538       3,585       3,856      2,402
         General and Administrative.       28,553       18,786      92,402      41,902      13,118      14,726      9,141
         Depreciation and
           Amortization.............        2,135        1,173       5,732       3,301       1,382       1,314        777
                                            -----        -----       -----       -----       -----       -----        ---
                                           37,104       24,880     118,702      55,741      18,085      19,896     12,320
                                           ------       ------     -------      ------      ------      ------     ------
         Income before Interest
           Expense..................        4,356        7,731      12,820      18,939       9,206       1,984        736
         Interest Expense...........        3,656        1,502       6,904       2,774       2,429       5,956      3,037
                                            -----        -----       -----       -----       -----       -----      -----
         Earnings (Loss) before Income
           Taxes....................          700        6,229       5,916      16,165       6,777      (3,972)    (2,301)
         Income Taxes (Benefit).....          280        2,500       2,396       6,637         100          --       (334)
                                              ---        -----       -----       -----         ---                   ----
         Earnings (Loss) from
            Continuing Operations...          420        3,729       3,520       9,528       6,677     (3,976)     (1,967)
         Discontinued Operations:
         Loss from Operations of
            Discontinued Operations.           --         (768)       (768)        (83)       (811)         --         --
         Loss from Disposal of
            Discontinued Operations.           --       (4,827)     (8,455)         --          --          --         --
                                            -----       ------      ------       -----       -----       -----      -----
         Net Earnings (Loss)             $    420     $ (1,866)   $ (5,703)   $  9,445    $  5,866    $ (3,972)  $ (1,967)
                                         ========     ========    ========    ========    ========    ========   ========
         Diluted Earnings (Loss) per
            Share...................    $    0.03    $   (0.10)   $  (0.31)   $    0.52   $   0.60    $   (0.67) $  (0.35)
                                        =========    =========    ========    =========   ========    =========  ========
         Shares used in Computation.       15,785       19,093      18,405      18,234       8,283       5,892      5,584
                                           ======       ======      ======      ======       =====       =====      =====

         Balance Sheet Data:
         Cash and Cash Equivalents       $  4,387     $    514    $  2,751    $  3,537    $ 18,455    $  1,419   $    168
         Finance Receivables, Net.        237,928       91,213     163,209      90,573      51,063      40,726     15,858
         Total Assets.............        406,616      288,041     345,975     276,426     118,083      60,790     29,711
         Subordinated Notes Payable        40,815       27,000      43,741      12,000      14,000      14,553     18,291
         Total Debt...............        212,719       90,304     161,035      76,821      26,904      49,754     28,233
         Total Stockholders' Equity
           (Deficit)..............        157,890      181,010     162,767     181,774      82,319       4,884     (1,194)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis provides information regarding our consolidated financial position as of March 31, 1999 and December 31, 1998 and 1997, and the results of operations for the three months ended March 31, 1999 and 1998 and for the years ended December 31, 1998, 1997, and 1996. This discussion should be read in conjunction with the preceding "Selected
Consolidated Financial Data" and our Consolidated Financial Statements and related Notes thereto and other consolidated financial data appearing elsewhere in this prospectus. In the opinion of management, such unaudited and interim data reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly present our financial position and results of operations for the periods presented. The results of operations for any interim period are not necessarily indicative of the results to be expected for a full fiscal year. For information relating to factors that could affect future operating results, see "Risk Factors." Any forward looking statements included in this prospectus should be considered in light of such factors, as well as the information set forth below.

Overview

    We generally view Ugly Duckling as operating in two areas. The first is dealership operations, and the second is non-dealership operations. Below is an organizational chart of our businesses and their related segments:

[ORGANIZATIONAL CHART OMITTED]

    The chart above shows Ugly Duckling with two operating divisions. Dealership operations is the first division. Dealership operations has three distinct segments. Retail sales is its first segment. This is the segment that operates our chain of Ugly Duckling Car Sales dealerships. Portfolio and loan servicing is the second segment of dealership operations. This segment holds and services the loan portfolios originated or acquired by our dealership operations. Finally, dealership operations has an administration segment that provides corporate administration to the division. Our non-dealership operations division also contains three segments. The first non-dealership operations segment is the bulk purchasing/loan servicing segment. In this segment, we acquire loan portfolios from third parties and provide loan servicing for third parties. The second segment of non-dealership operations is the Cygnet dealer program under which we provide various credit facilities to independent used car dealers. Finally, the non-dealership operations also have an administration segment that provides corporate administration to the non-dealership operations. Lastly, the chart shows our discontinued operations, which contains our branch office network that we closed in February 1998 and the loans we acquired through that network.

    We have experienced a number of significant events during the past three years. Some of the more important events follow:

o    During 1996 we:

     o completed our initial public offering and secondary offering of common stock generating a total of $79.4 million in cash.

o    During 1997 we:

     o completed a private placement of common stock in February 1997 generating $88.7 million in cash,

     o completed a conversion of one of our loan servicing systems. We experienced various transitional problems with the conversion, which resulted in a charge of $5.7 million (approximately $3.4 million net of income taxes) to write down our residuals in finance receivables sold,

     o completed three significant acquisitions and developed new stores to increase our total number of dealerships in operation from seven to 41 at December 31, 1997, and

     o expanded our dealership chain from two markets at the end of 1996 to ten markets at the end of 1997.

o    During 1998 we:

     o closed our branch office network, resulting in two significant charges to discontinued operations totaling $15.1 million (approximately $9.2 million, net of income taxes),

     o completed the conversion of our dealerships to a single computer system,

     o attempted to split-up the company through a rights offering to our stockholders. We terminated the rights offering due to a lack of stockholder participation. Although the rights offering was unsuccessful, the exercise of splitting the operations and management teams has proven beneficial to each of our businesses,

     o completed an exchange offer whereby we issued $17.5 million in subordinated debentures and repurchased approximately 2.7 million shares of our common stock, and

     o changed the way we structure our securitization transactions for accounting purposes from a sale to a financing. The change had a significant effect on earnings in 1998.

    In this discussion and analysis we explain the general financial condition and the results of operations of Ugly Duckling and its subsidiaries. In particular, we analyze and explain the changes in the results of operations of our various business segments for the periods noted above. As you read this discussion, you should refer to our Consolidated Financial Statements beginning on page F-1, which contain the results of our operations for 1998, 1997, and 1996 and our Condensed Consolidated Financial Statements for the three month periods ended March 31, 1999 and 1998 beginning on page F-27.

Results of Operations--Three Months Ended March 31, 1999 and 1998

    Income items in our Statement of Operations consist of:
    o  Sales of Used Cars
             less Cost of Used Cars Sold
             less Provision for Credit Losses
    o  Interest Income
    o  Gain on Sale of Loans
    o  Servicing and Other Income

Sales of Used Cars and Cost of Used Cars Sold
                                      Three Months Ended March 31,
                                        (dollars in thousands)
                                                  1999           1998
                                             -----------     ----------
            Used Cars Sold (Units)               12,754          9,439
                                             ===========     ==========

            Sales of Used Cars                $ 106,443      $  72,973
            Cost of Used Cars Sold               60,097         39,731
                                             -----------     ----------
            Gross Margin                      $  46,346      $  33,242
                                             ===========     ==========

            Gross Margin %                         43.5%          45.6%
                                             ===========     ==========

            Per Unit Sold:
            Sales of Used Cars                $   8,346      $   7,731
            Cost of Used Cars Sold                4,712          4,209
                                             -----------     ----------
            Gross Margin                      $   3,634      $   3,522
                                             ===========     ==========

    The number of cars we sold (units) increased by 35.1% for the three months ended March 31, 1999 over the same period in 1998. Same store unit sales for the three months ended March 31, 1999 increased 5.0 % compared to the three month period ended March 31, 1998. The increase in our same store unit sales was primarily a result of the maturation of stores purchased or opened in late 1997. We anticipate future revenue growth will come from increasing the number of our dealerships and not from higher sales volumes at existing dealerships.

    Our Used Car Sales revenues increased by 45.9% for the three months ended March 31, 1999 over the same period ended March 31, 1998. The growth for these periods reflects increases in the number of dealerships in operation and the average unit sales price. The Cost of Used Cars Sold increased by 51.3% for the three months ended March 31, 1999 over the same period ended March 31, 1998. The gross margin on used car sales (Sales of Used Cars less Cost of Used Cars Sold excluding Provision for Credit Losses) increased by 39.4% for the three months ended March 31, 1999 over the same period ended March 31, 1998. The gross margin per car sold for the first quarter of 1999 is comparable to the first quarter of 1998.

    Our average sales price per car increased by 8.0% for the three months ended March 31, 1999 over the three months ended March 31, 1998. The increase in the average sales price was necessary to offset the increase in the Cost of Used Cars Sold. On a per unit basis, the Cost of Used Cars Sold increased by 12.0% for the three months ended March 31, 1999 over the three months ended March 31, 1998. The increase in our average cost per used car sold is primarily due to an increase in the direct cost of the cars we acquire and re-sell.

    Provision for Credit Losses

    We record provisions for credit losses in our dealership operations and our non-dealership operations.

     Dealership Operations. Following is a summary of the Provision for Credit Losses from our dealership operations:

                                                      Three Months Ended
                                                         March 31,
                                                  -------------------------

                                                     1999          1998
                                                 -------------  ------------
 Provision for Credit Losses (in thousands)           $27,764       $15,034
                                                 =============  ============
 Provision per contact originated                      $2,198        $1,610
                                                 =============  ============
 Provision as a percentage of
   principal balances originated                        27.0%         21.6%
                                                 =============  ============

    The Provision for Credit Losses in our dealership operations increased by 84.7% in the three months ended March 31, 1999 over the three months ended March 31, 1998. The Provision for Credit Losses per unit originated at our dealerships increased by $588 or 36.5% in the three months ended March 31, 1999 over the three months ended March 31, 1998. When we changed how we structure securitizations for accounting purposes in the fourth quarter of 1998, we also changed the timing of providing for credit losses. For periods prior to the fourth quarter of 1998, we generally provided a Provision for Credit Losses of approximately 21% of the loan principal balance at the time of origination to record the loan at the lower of cost or market. However, as a consequence of our revised securitization structure, we will now be retaining securitized loans on our balance sheet for accounting purposes and recognizing income over the life of the contracts. We record the provision for credit losses at 27% of the principal balance at the time of origination.

    Non-Dealership Operations. The provision for credit losses in our non-dealership operations increased by 143.0% to $797,000 in the three months ended March 31, 1999 from $328,000 in the three months ended March 31, 1998. The increase was primarily due to the significant increase in loans under the Cygnet dealer program.

    See also "Allowance for Credit Losses" below.

Interest Income

    We generate Interest Income from both our dealership operations and our non-dealership operations.

    Dealership Operations. Interest Income consists primarily of interest on finance receivables from our dealership sales and income from Residuals in
Finance Receivables Sold from our securitization transactions that were structured as sale transactions for accounting purposes ("Securitized Contract Sales"). Interest Income increased by 167.3% to $10.4 million for the three months ended March 31, 1999 from $6.5 million for the three months ended March 31, 1998. The increase was primarily due to the increase in the average finance receivables retained on our balance sheet. Because we structured most of our securitizations to recognize income as sales for accounting purposes prior to 1999, there were fewer receivables retained on our balance sheet and Interest Income was lower in these periods. See "Securitizations-Dealership Operations" below for additional discussion of our securitization transactions and our on balance sheet portfolio.

    A primary element of our sales strategy is to provide financing to our customers, almost all of whom are sub-prime borrowers. As summarized in the following table, we continue to increase the percentage of sales revenue financed, and the number of units sold and financed.

                                               Three Months Ended March 31,
                                                  1999                 1998
                                            -----------------        ----------
     Percentage of sales revenue financed        96.0%                 95.5%

     Percentage of sales units financed          99.1%                 98.9%

    As a result of our expansion into markets with interest rate limits, the yield on our dealership receivable contracts has gone down. The average effective yield on finance receivables from our dealerships was approximately 25.3% for the three months ended March 31, 1999 and 26.0% for the three months ended March 31, 1998. Our policy is to charge 29.9% per year on our dealership contracts. However, in those states that impose interest rate limits, such as Texas and Florida, we charge the maximum interest rate permitted.

    Non-Dealership Operations. In our non-dealership operations, we generate interest income primarily from our Cygnet dealer program and from a loan we made to FMAC as part of its bankruptcy proceedings. Interest Income from the FMAC transaction decreased by 56.9% to $313,000 for the three months ended March 31, 1999 from $727,000 for the three months ended March 31, 1998. Interest Income from the Cygnet dealer program increased by 107.6% to $3.3 million for the three months ended March 31, 1999 from $1.6 million for the three months ended March 31, 1998. The increase in interest income in the Cygnet dealer program reflects a significant increase in the amount of loans outstanding during the three months ended March 31, 1999 compared to the three months ended March 31, 1998.

Gain on Sale of Loans

    Dealership Operations. The gain on sale of finance receivables we recorded prior to the fourth quarter of 1998 was generated from securitizations that were structured as sale transactions. During the fourth quarter of 1998, we began structuring our securitization transactions as financings for accounting purposes ("Securitized Borrowings") instead of as sales transactions and, therefore, we will not recognize gains on the sale of loans from securitization transactions in the future. We recorded Gains on Sale of Loans related to Securitized Contract Sales of zero for the three months ended March 31, 1999 and $4.6 million during the three months ended March 31, 1998. See "Securitizations-Dealership Operations" below for a summary of the structure of our securitizations.

Servicing and Other Income

    We generate Servicing and Other Income from both our dealership operations and our non-dealership operations. A summary of Servicing and Other Income follows for the three months ending March 31, 1999 and 1998 (in thousands):

                       Dealership             Non-Dealership
                       Operations              Operations              Total
                       ---------------        --------------        ------------

   March 31, 1999           $   2,834             $   6,738            $  9,572
                       ===============        ==============        ============

   March 31, 1998           $   3,912             $   3,912            $  7,824
                       ===============        ==============        ============


    Dealership Operations. Servicing and Other Income decreased by 25.0% to $2.9 million in the three months ended March 31, 1999 compared to the $3.9 million recognized in the three months ended March 31, 1998. We service the securitized contracts that were included in the Securitized Contract Sales transactions for monthly fees ranging from .25% to .33% of the beginning of month principal balances (3.0% to 4.0% per year). We do not, however, recognize service fee income on the contracts included in our Securitized Borrowings. The significant decrease in Servicing and Other Income is primarily due to the decrease in the principal balance of (1) contracts being serviced under the previous securitization structure and (2) a portfolio we service on behalf of a third party. We anticipate that our future Servicing and Other Income will decline as the principal balance of the contracts serviced under the Securitized Contract Sales agreements and the third party portfolio will continue to decrease.

    Non-Dealership Operations. Our Servicing and Other Income in the first quarter 1999 totaled $6.7 million. Our servicing fee is generally a percentage of the portfolio balance (generally 3.25% to 4.0% per year) with a minimum fee per loan serviced (generally $14 to $17 per month). Our service fee income is tied to the contract principal balance of the contracts we service and the number of units that we service, and will continue to decline, subject to the incentive compensation discussed below, unless we increase the number and amount of contracts we are servicing. We have not entered into any loan servicing agreements thus far in 1999 and expect that our service fee income will continue to decline as the principal balances of the portfolios that we are currently servicing decrease. We did not recognize any servicing income in the first quarter 1998, as we did not begin servicing loans in our non-dealership operations until April 1998.

    Our non-dealership operations have entered into servicing agreements with two companies that have filed and subsequently emerged from bankruptcy and continue to operate under their approved plans of reorganization. Under the terms of the respective servicing agreements and approved plans of reorganization, once certain creditors of the bankrupt companies have been paid in full, we are entitled to certain incentive compensation in excess of the servicing fees that we have earned to date. Under the terms of the agreements with FMAC, we are scheduled to receive 17.5% of all collections of the serviced portfolio once the specified creditors have been paid in full. See
"Business--Non-Dealership Operations--Bulk Purchasing and Loan Servicing Operations." Under the terms of the second agreement, we are scheduled to receive the first $3.25 million in collections once the specified creditors have been paid in full and 15.O% thereafter. We are required to issue warrants to purchase up to 150,000 shares of our common stock to the extent we receive the $3.25 million and, in addition, will be required to issue 75,000 warrants for each $1.0 million in incentive fee income we receive after we collect the $3.25 million. As of March 31, 1999, we estimate that the total incentive compensation from both agreements could range from $0 to $8.0 million. We have not accrued any fee income from these incentives.

Income before Operating Expenses

    As a result of our continued expansion, Income before Operating Expenses grew by 27.1% to $41.5 million for the three months ended March 31, 1999 from $32.6 million for the three months ended March 31, 1998. Growth of Sales of Used Cars, Interest Income, and Servicing and Other Income were the primary contributors to the increase.

Operating Expenses

    Operating Expenses consist of:

    o  Selling and Marketing Expenses,
    o  General and Administrative Expenses, and
    o  Depreciation and Amortization.

    A summary of operating expenses for our business segments for the three months ended March 31, 1999 and 1998 follows (in thousands).

                                    Dealership Operations                 Non-Dealership Operations
                                   ------------------------------------   -----------------------------------
                                                Company
                                    Company     Dealership   Corporate    Cygnet      Cygnet Loan  Corporate
                                                Receivables  and Other    Dealer      Servicing    and Other    Total
                                   Dealerships
                                   ----------------------------------------------------------------------------------------
1999:
Selling and Marketing                 $  6,378      $    -       $   -        $  35        $    3      $   -       $ 6,416
General and Administrative              11,102       4,590       5,332          963         5,821        745        28,553
Depreciation and Amortization              791         283         521           78           321        141         2,135
                                   ------------ -----------  ----------   ----------  ------------ ----------   -----------
                                      $ 18,271     $ 4,873      $5,853      $ 1,076      $  6,145      $ 886      $ 37,104
                                   ============ ===========  ==========   ==========  ============ ==========   ===========
1998:
Selling and Marketing                 $  4,878      $    -       $   -        $  43        $    -      $   -       $ 4,921
General and Administrative              10,506       4,555       2,619          515             -        591        18,786
Depreciation and Amortization              613         337         201           22             -          -         1,173
                                   ------------ -----------  ----------   ----------  ------------ ----------   -----------
                                      $ 15,997     $ 4,892      $2,820       $  580        $    -      $ 591      $ 24,880
                                   ============ ===========  ==========   ==========  ============ ==========   ===========

    Selling and Marketing Expenses. A summary of Selling and Marketing Expense as a percentage of Sales of Used Cars and Selling and Marketing Expense per car sold from our dealership operations follows:

                                                      Three Months
                                                    ended March 31,
                                                 ----------------------
                                                   1999        1998
                                                 ----------  ----------
   Selling and Marketing Expense as a
   Percent of Sales of Used Cars                   6.0%         6.7%
                                                 ==========  ==========

   Selling and Marketing Expense
   per Car Sold                                   $ 500       $ 517
                                                 ==========  ==========


    For the three months ended March 31, 1999 and 1998, Selling and Marketing Expenses consisted almost entirely of advertising costs and commissions relating to our dealership operations. Selling and Marketing Expenses increased by 30.8% to $6.4 million for the three months ended March 31, 1999 from $4.9 million for the three months ended March 31, 1998. The decrease in Selling and Marketing Expense as a percentage of Sales of Used Cars and on a per unit basis from 1998 to 1999 is due to the significant increase in the number of cars sold in 1999 compared to 1998 and an increase in the selling price of units sold and management's decision to reduce expenditures for advertising on a per car basis.

    General and Administrative Expenses. General and Administrative Expenses increased by 52.0% to $28.6 million for the three months ended March 31, 1999 from $18.8 million for the three months ended March 31, 1998. The increase in General and Administrative Expenses was primarily a result of the addition of our bulk purchasing and loan servicing operations, the expansion of infrastructure to administer the increased number of used car dealerships in operation, and the growth of the Cygnet dealer program.

     Depreciation and Amortization. Depreciation and Amortization consists of depreciation and amortization on our property and equipment and amortization of goodwill and trademarks. Depreciation and amortization increased by 82.0% to $2.1 million for the three months ended March 31, 1999 from $1.2 million for the three months ended March 31, 1998. The increase in 1999 was primarily due to depreciation from our non-dealership operations and an increase in software amortization of our investment in our integrated car sales and loan servicing system.

Interest Expense

    Interest expense increased by 143.4% to $3.7 million for the three months ended March 31, 1999 from $1.5 million for the three months ended March 31, 1998. The increase in the first quarter of 1999 was primarily due to increased borrowings under our Securitization Note Payable, Notes Payable and Subordinated Notes Payable. The increased borrowings were used primarily to fund the increases in Finance Receivables in our dealership operations and our Cygnet dealer finance receivables portfolio.

Income Taxes

    Income taxes totaled $280,000 for the three months ended March 31, 1999, and $2.5 million for the three months ended March 31, 1998. Our effective tax rate was 40.0% for the three months ended March 31, 1999 and 40.1% for the three months ended March 31, 1998.

Discontinued Operations

    We recorded a pre-tax charge to discontinued operations totaling approximately $9.1 million (approximately $5.6 million, net of income taxes) during the first quarter of 1998 related to the closure of our branch office network. In addition, we recorded a $6.0 million charge (approximately $3.6 million, net of income taxes) during the third quarter of 1998 due primarily to higher than anticipated loan losses and servicing expenses. The charges we recorded to discontinued operations represent the total estimated net loss we expect to realize from the branch office network closure. As a result, there was no income or loss from discontinued operations for the three months ended March 31, 1999.

Results of Operations- Years Ended December 31, 1998, 1997 and 1996

Sales of Used Cars and Cost of Used Cars Sold

                                            (dollars in thousands)
                                      1998             1997              1996

  Used Cars Sold (Units).......      35,964            16,636            7,565
                                 ==========       ===========       ==========
  Sales of Used Cars ..........  $  287,618       $   123,814       $   53,768
  Cost of Used Cars Sold ......     167,014            72,358           31,879
                                 ----------       -----------       -----------
  Gross Margin ................  $  120,604       $    51,456       $   21,889
                                 ==========       ===========       ==========
  Gross Margin %...............       41.9%            41.6%             40.7%
                                 ==========       ===========       ===========
  Per Unit Sold:
  Sales .......................  $    7,997       $     7,443       $    7,107
  Cost of Used Cars Sold ......       4,644             4,349            4,214
                                 ----------       -----------       ----------
  Gross Margin ................  $    3,353       $     3,094       $    2,893
                                 ==========       ===========       ==========


    The number of cars sold (units) increased by 116.2% for the year ended December 31, 1998 over the year ended December 31, 1997, compared to an increase of 119.9% over the year ended December 31, 1996. Same store unit sales in the year ended December 31, 1998 were comparable to the year ended December 31, 1997. We anticipate future revenue growth will come from increasing the number of our dealerships and not from higher sales volumes at existing dealerships. Same store unit sales declined by 11.6% in the year ended December 31, 1997 compared to the year ended December 31, 1996. We believe that this decline was due primarily to the increased emphasis on underwriting at our dealerships, particularly at one dealership where unit sales decreased by 742 units, which represents 85.0% of the net decrease for the year ended December 31, 1997.

    Sales of Used Cars (revenues) increased by 132.3% for the year ended December 31, 1998 over the year ended December 31, 1997, compared to a 130.3% increase over the year ended December 31, 1996. The growth for these periods reflects increases in the number of dealerships in operation and the average unit sales price. The Cost of Used Cars Sold increased by 130.8% for the year ended December 31, 1998 over the year ended December 31, 1997, compared to an increase of 127.0% over the year ended December 31, 1996. The gross margin on used car sales (Sales of Used Cars less Cost of Used Cars Sold excluding Provision for Credit Losses) increased by 134.4% for the year ended December 31, 1998 over the year ended December 31, 1997, compared to an increase of 135.1% over the year ended December 31, 1996. The gross margin percentage has increased over the past two years, as we have been successful in increasing our sales prices by more than the increase in the Cost of Used Cars Sold.

    Our average sales price per car increased by 7.4% for the year ended December 31, 1998 over the year ended December 31, 1997, compared to a 4.7% increase in the year ended December 31, 1997 from the year ended December 31, 1996. The increase in the average sales price was necessary to offset the increase in the Cost of Used Cars Sold. On a per unit basis, the Cost of Used Cars Sold increased by 6.8% for the year ended December 31, 1998 over the year ended December 31, 1997, compared to an increase of 3.2% over the year ended December 31, 1996.

Provision for Credit Losses

    We record provisions for credit losses in our dealership operations and our non-dealership operations.

     Dealership Operations. Following is a summary of the Provision for Credit Losses from our dealership operations:

                                                   1998        1997        1996

  Provision for Credit Losses (in thousands).. $  65,318   $ 22,354    $   9,657
                                               =========   ========    =========
  Provision per contract originated........... $   1,837   $  1,397    $   1,394
                                               =========   ========    =========
  Provision as a percentage of
    principal balances originated.............     23.6%      19.1%        19.7%
                                               =========   ========    =========
      The Provision for Credit Losses in our dealership operations increased by 192.2% in the year ended December 31, 1998 over the year ended December 31, 1997, compared to an increase of 131.5% over the year ended December 31, 1996. The Provision for Credit Losses per contract originated at our dealerships increased by 31.5% in the year ended December 31, 1998 over the year ended December 31, 1997, compared to an increase of 0.2% over the year ended December 31, 1996. The increase in 1998 was primarily due to an increase in the average amount financed to $7,796 per unit in the year ended December 31, 1998 from $7,301 per unit in the year ended December 31, 1997 and from the change in our securitization structure beginning in the fourth quarter of 1998.

    As a percentage of dealership contract principal balances originated, the Provision for Credit Losses averaged 23.6% for the year ended December 31, 1998, 19.1% for the year ended December 31, 1997, and 19.7% for the year ended December 31, 1996. When we changed how we structure securitizations for accounting purposes in the fourth quarter of 1998, we also changed the timing of providing for credit losses. For periods prior to the fourth quarter of 1998, we generally provided a Provision for Credit Losses of approximately 20% of the loan principal balance at the time of origination to record the loan at the lower of cost or market. However, as a consequence of our revised securitization structure, we will now be retaining securitized loans on our balance sheet and recognizing income over the life of the contracts. Therefore, for loans originated in the fourth quarter of 1998, we increased the provision for credit losses to 27% of the principal balance at the time of origination. We also increased the provision for credit losses to 27% on loans originated in prior periods that had not been securitized prior to the fourth quarter.

    Non-Dealership Operations. The provision for credit losses in our non-dealership operations increased by 235.2% to $2.3 million in the year ended December 31, 1998 from $691,000 in the year ended December 31, 1997. The increase was primarily due to the significant increase in loans under the Cygnet dealer program. There was no provision for credit losses in our non-dealership operations in 1996, since there was no significant activity until 1997.

    See "Allowance for Credit Losses" below.

Interest Income

    We generate Interest Income from both our dealership operations and our non-dealership operations.

    Dealership Operations. Interest Income consists primarily of interest on finance receivables from our dealership sales and income from Residuals in Finance Receivables Sold from our Securitized Contract Sales. Interest Income increased by 37.6% to $17.3 million for the year ended December 31, 1998 from $12.6 million for the year ended December 31, 1997, which increased by 46.1% from $8.6 million in the year ended December 31, 1996. The increases were primarily due to the increase in the average finance receivables retained on our balance sheet during these periods. However, because we structured most of our securitizations as sales for accounting purposes during 1998, 1997, and 1996, Interest Income was lower than if we had structured the securitizations as secured financings for accounting purposes.

    A primary element of our sales strategy is to provide financing to our customers, almost all of whom are sub-prime borrowers. As summarized in the following table, we continue to increase the percentage of sales revenue financed, and the number of units sold.

                                            1998      1997     1996
                                            ----      ----     ----

  Percentage of sales revenue financed...   96.4%     94.4%    90.5%
                                            =====     =====    =====

  Percentage of used cars sold financed..   98.9%     96.2%    91.6%
                                            =====     =====    =====

    As a result of our expansion into markets with interest rate limits, the yield on our dealership receivable contracts has gone down. The average effective yield on finance receivables from our dealerships was approximately 25.8% for the year ended December 31, 1998, 26.7% for the year ended December 31, 1997, and 29.2% for the year ended December 31, 1996. Our policy is to charge 29.9% per year on our dealership contracts. However, in those states that impose interest rate limits, we charge the maximum interest rate permitted.

    Non-Dealership Operations. In our non-dealership operations, we generate interest income primarily from a loan we made to FMAC as part of its bankruptcy proceedings, and from our Cygnet dealer program. Interest Income from the FMAC transaction decreased by 52.0% to $1.8 million in 1998 from $3.8 million in 1997 when we originated the FMAC loan. During a portion of 1997, in addition to our debtor-in-possession loan to FMAC, we held other notes receivable from FMAC totaling approximately $76.3 million. We sold receivables that secured the notes for a gain at the end of 1997. Interest income from the Cygnet dealer program increased by 269.2% to $8.7 million from $2.4 million in 1997, when the Cygnet dealer program commenced significant operations. The increase in interest income in the Cygnet dealer program reflects a significant increase in the amount of loans outstanding during 1998 compared to 1997.

Gain on Sale of Loans

    A summary of Gain on Sale of Loans follows:

                                               (dollar amounts in thousands)
                                              1998           1997          1996
                                              ----           ----          ----
 Dealership Operations................... $ 12,093       $   6,721      $  3,925
 Non-Dealership Operations...............      --            8,131           --
                                          --------       ---------      --------
                                          $ 12,093       $  14,852      $  3,925
                                          ========       =========      ========

 Gain on Sale of Loans as a percentage
   of principal balances securitized -
   dealership operations ................     5.4%       (1)  8.2%         6.7%
                                          ========       =========      =======

   (1) Excluding a $5.7 million charge in 1997 described below

    Dealership Operations. We recorded Gain on Sale of Loans related to securitization transactions of $12.1 million during the year ended December 31, 1998, $6.7 million (net of a $5.7 million charge) during the year ended December 31, 1997, and $3.9 million during the year ended December 31, 1996. We recorded a $5.7 million charge (approximately $3.4 million net of income taxes) in the third quarter of 1997 in order to adjust our assumptions related to our previously completed securitization transactions. The decrease in Gain on Sale of Loans (excluding the $5.7 million charge in 1997) as a percentage of principal balances securitized in 1998 compared to 1997 is primarily due to the use of a higher cumulative charge off assumption in the 1998 securitizations and the securitized portfolios in 1998 having a shorter weighted average life than those in 1997. The increase in Gain on Sale of Loans (excluding the $5.7 million charge in 1997) as a percentage of principal balances securitized in 1997 compared to 1996 is primarily due to a decrease in the weighted average borrowing rate of the underlying Class A certificates. See "Securitizations-Dealership Operations" below for a summary of the structure of our securitizations.

    Non-Dealership Operations. During 1997, our non-dealership operations entered into a series of transactions with FMAC including transactions in which we acquired 100% of FMAC's senior bank debt. When FMAC put the finance contracts securing this debt up for bid, we purchased the contracts by releasing the debt. We then sold the contracts to a third party purchaser. We recorded a one-time gain of $8.1 million from this transaction. See "Business--Non-Dealership Operations--Bulk Purchasing and Loan Servicing Operations."

Servicing and Other Income

    We generate Servicing and Other Income from both our dealership operations and our non-dealership operations. A summary of Servicing and Other Income follows (in thousands):

                                                      Non-Dealership
                         Dealership Operations          Operations
                         ---------------------         --------------
                              Company
                  Company    Dealership  Corporate        Cygnet
                Dealerships  Receivables and Other    Loan Servicing       Total
                -----------  ----------- ---------    --------------    --------
 1998...........$      389    $  15,453   $    493       $   22,296     $ 38,631
 1997...........$    1,498    $   8,814   $  2,013       $      356     $ 12,681
 1996...........$      195    $   1,887   $    455       $       --     $  2,537


    Dealership  Operations.  Servicing  and Other  Income  increased by 32.5% to
$16.3 million in the year ended December 31, 1998 over the $12.3 million recognized in 1997, which was an increase of 385.8% over the $2.5 million in 1996. We service the contracts under our Securitized Contract Sales for monthly fees ranging from .25% to .33% of the beginning of month principal balances (3.0% to 4.0% per year). The significant increase in Servicing and Other Income is primarily due to the increase in the principal balance of contracts being serviced under the securitization program and the addition in 1997 of a portfolio that we service for Kars Yes Holdings, Inc. (Kars). Although we acquired several dealerships in the Kars transaction, the owners retained the loan portfolio, which we service. In addition, the increase in 1997 was also due to our investment income on the proceeds from our private placement that we closed in February 1997. We recorded earnings on these investments of $1.2 million compared to no investment earnings in the year ended December 31, 1996. We expect that our future Servicing and Other Income will decline as the principal balance of the contracts serviced under the Securitized Contract Sales agreements and the Kars portfolio continue to decrease.

    Non-Dealership Operations. In April 1998, we began servicing loans on behalf of FMAC. Shortly thereafter, we entered into additional agreements to service loan portfolios on behalf of other third parties. Our servicing fee is generally a percentage of the portfolio balance (generally 3.25% to 4.0% per year) with a minimum fee per loan serviced (generally $14 to $17 per month). Servicing and Other Income totaled $22.3 million in the year ended December 31, 1998, compared to $356,000 in 1997 and $0 in 1996.

Income before Operating Expenses

    As a result of our continued expansion, Income before Operating Expenses grew by 76.1% to $131.5 million for the year ended December 31, 1998 from $74.7 million for the year ended December 31, 1997, compared to an increase of 173.6% from $27.3 million in 1996. Growth of Sales of Used Cars, Interest Income, Gain on Sale of Loans, and Servicing and Other Income were the primary contributors to the increase.

Operating Expenses

       A summary of operating expenses for our business segments for the years ended December 31, 1998, 1997 and 1996 follows (in thousands):

                                               Dealership Operations             Non-Dealership Operations
                                               ---------------------             -------------------------

                                                     Company                 Cygnet      Cygnet
                                         Company     Dealership  Corporate   Dealer       Loan       Corporate
                                       Dealerships   Receivables and Other   Program    Servicing    and Other      Total
                                       -----------   ----------- ---------   -------    ---------    ---------      -----
       1998:
         Selling and Marketing......    $ 20,285      $    --     $   --      $  242     $   31       $    7     $ 20,565
         General and Administrative.      32,383       18,491     16,103       2,721     18,664        4,040       92,402
         Depreciation and Amortization     2,581        1,334        997         104        614          105        5,735
                                           -----        -----        ---         ---        ---          ---        -----
                                        $ 55,249      $19,825     $17,100     $3,067     $19,309      $4,152     $118,702
                                        ========      =======     =======     ======     =======      ======     ========
       1997:
         Selling and Marketing......    $ 10,538      $    --     $   --      $    --    $    --      $   --     $ 10,538
         General and Administrative.      17,214       12,303      9,896          917         --       1,572       41,902
         Depreciation and Amortization.    1,536        1,108        504           28         --         125        3,301
                                           -----        -----        ---           --                    ---        -----
                                        $ 29,288      $13,411     $10,400     $   945    $    --      $1,697     $ 55,741
                                        ========      =======     =======     =======    =======      ======     ========
       1996:
         Selling and Marketing......    $  3,568      $    --     $   17      $    --    $    --      $    --    $  3,585
         General and Administrative.       6,306        2,859      3,953           --         --           --      13,118
         Depreciation and Amortization       318          769        295           --         --           --       1,382
                                             ---          ---        ---                                            -----
                                        $ 10,192      $ 3,628     $4,265      $    --    $    --      $    --    $ 18,085
                                        ========      =======     ======      =====      =======      =======    ========

    Selling and Marketing Expenses. A summary of Selling and Marketing Expense as a percentage of Sales of Used Cars and Selling and Marketing Expense per car sold from our dealership operations follows:

                                                 1998      1997      1996
                                                 ----      ----      ----
    Selling and Marketing Expense as a
      Percent of Sales of Used Cars.......       7.1%      8.5%      6.6%

    Selling and Marketing Expense
      per Car  Sold.......................       $564      $633      $472

    For the years ended December 31, 1998, 1997, and 1996, Selling and Marketing Expenses consisted almost entirely of advertising costs and commissions relating to our dealership operations. Total Selling and Marketing Expenses increased by 95.2% to $20.6 million for the year ended December 31, 1998 from $10.5 million for the year ended December 31, 1997, which was an increase of 193.9% from $3.6 million in 1996. The decrease in total Selling and Marketing Expense as a percentage of Sales of Used Cars and on a per unit basis from 1997 to 1998 is due to the significant increase in the number of cars sold in 1998 compared to 1997, and to the fact that we did not enter any new markets in 1998. The significant increase in per unit marketing in 1997 was primarily due to our expansion into several new markets. We operated dealerships in ten markets during 1997, compared to two markets in 1996. As a result of this expansion, we incurred significant marketing costs in 1997 in new markets in an effort to establish brand name recognition.

    General and Administrative Expenses. General and Administrative Expenses increased by 120.5% to $92.4 million for the year ended December 31, 1998 from $41.9 million for the year ended December 31, 1997, which was an increase of 219.4% from $13.1 million for the year ended December 31, 1996. The increase in General and Administrative Expenses was primarily a result of the increased number of used car dealerships in operation, as well as the expansion of our bulk purchasing and loan servicing operations, the Cygnet dealer program, and continued expansion of infrastructure to administer growth. General and Administrative expenses for the year ended 1998 includes a $2.0 million charge ($1.2 million, net of income taxes) to write off costs associated with the rights offering.

     Depreciation and Amortization. Depreciation and Amortization consists of depreciation and amortization on our property and equipment and amortization of goodwill and trademarks. Depreciation and amortization increased by 73.7% to $5.7 million for the year ended December 31,1998 from $3.3 million for the year ended December 31, 1997, which was an increase of 138.9% over the $1.4 million incurred in the year ended December 31, 1996. The increase in 1998 was primarily due to increases in amortization of goodwill associated with our 1997 acquisitions, increased depreciation expense from the addition of used car dealerships and the addition of four loan servicing facilities in 1998 to support our bulk purchase and loan servicing operations.

Interest Expense

    Interest expense increased by 148.9% to $6.9 million in 1998 from $2.8 million in 1997, which was an increase of 14.2% from $2.4 million in 1996. The increase in 1998 was primarily due to increased borrowings of Notes Payable and Subordinated Notes Payable. The relatively small increase in 1997, despite significant growth in our total assets, was primarily the result of the private placement of common stock that we completed in February 1997. Our private placement generated $88.7 million in cash which we used to pay down debt.

Income Taxes

    Income taxes totaled $2.4 million for the year ended December 31, 1998, $6.6 million for the year ended December 31, 1997, and $100,000 for the year ended December 31, 1996. Our effective tax rate was 40.5% for the year ended December 31, 1998, 41.1% for the year ended December 31, 1997, and 1.6% for the year ended December 31, 1996. In 1996, we reversed all of the valuation allowance that existed against our deferred income tax assets as of December 31, 1995, which significantly reduced our effective income tax rate.

Discontinued Operations

    The loss from discontinued operations, net of income tax benefits, increased by $9.1 million to $9.2 million in 1998 from $83,000 in 1997, which was an improvement from the $811,000 loss we incurred in 1996. The significant increase in the loss in 1998 was due to the charges we recorded totaling $15.1 million ($9.2 million, net of income taxes) to close our branch office network.

Financial Position

     Total assets increased by 17.5% to $406.6 million at March 31, 1999 from $346.0 million at December 31, 1998. The increase was due primarily to an increase in Finance Receivables of $74.7 million to $237.9 million at March 31, 1999 from $163.2 million at December 31, 1998. Our dealership operations' Finance Receivables increased approximately $63.9 million and our non-dealership operations' Finance Receivables increased approximately $10.8 million primarily as a result of growth of the Cygnet dealer program.

    We financed the increases in assets primarily through additional borrowings, represented by increases in Notes Payable. Notes Payable increased by $54.6 million to $171.9 million at March 31, 1999 from $117.3 million at December 31, 1998. We obtained a $30 million repurchase facility in the first quarter of 1999, which resulted in the increase in Collateralized Notes Payable. The increase in our Notes Payable is attributable to an increase in the balance of our revolving line of credit, which totaled approximately $75.6 million at March 31, 1999, compared to $51.8 million at December 31, 1998.

    Total assets increased by 25.2% to $346.0 million at December 31, 1998 from $276.4 million at December 31, 1997. The increase was due in part to an increase in Finance Receivables of $72.6 million to $163.2 million at December 31, 1998 from $90.6 million at December 31, 1997. The increase in Finance Receivables was primarily due to a significant increase in loans under the Cygnet dealer program, and a change in the structure of our securitization transactions for accounting purposes which resulted in us retaining on balance sheet the Finance Receivables we securitized in the fourth quarter of 1998. We previously structured securitizations as sales for accounting purposes and we removed the related Finance Receivables from the balance sheet upon securitization. Additionally, our dealership network increased from 41 dealerships at December 31, 1997 to 56 at December 31, 1998. The increase in the number of our dealerships resulted in an increase in Inventory of $11.8 million to $44.2 million at December 31, 1998 from $32.4 million at December 31, 1997.

    We financed the increases in assets primarily through additional borrowings, represented by increases in Notes Payable, Collateralized Notes Payable, and Subordinated Notes Payable. Notes Payable and Collateralized Notes Payable increased by $52.5 million to $117.3 million at December 31, 1998 from $64.8 million at December 31, 1997. This increase was primarily due to the change in our securitization structure. We retained the debt related to the securitization transaction we closed in the fourth quarter of 1998 on our balance sheet. Subordinated Notes Payable increased by $31.7 million to $43.7 million at December 31, 1998 from $12.0 million at December 31, 1997. The increase in Subordinated Notes Payable was primarily due to the addition of $20.0 million in subordinated notes used for working capital and other uses and approximately $17.5 million used to repurchase our common stock in an exchange transaction.

    Growth in Finance Receivables. As a result of our rapid expansion, contract receivables managed by our dealership operations have increased significantly during the past three years.

    The following table reflects the growth in period end balances of our dealership operations measured in terms of the principal amount and the number of contracts outstanding.

                                                        Total Contracts Outstanding-Dealership Operations
                                                           (In thousands, except number of contracts)

                                                     March 31,                                   December 31,
                                    -------------------------------------------- ---------------------------------------------
                                            1999                   1998                   1998                    1997
                                    --------------------   ---------------------  --------------------   ---------------------
                                    Principal    No. of    Principal    No. of    Principal    No. of    Principal    No. of
                                     Amount     Contracts   Amount     Contracts   Amount     Contracts   Amount     Contracts
                                    ---------   ---------  ---------   ---------  ---------   ---------  ---------   ---------
Principal Amount...................$341,040       56,333   $ 218,505     39,734   $292,683      49,601   $ 183,321     35,762
Less:   Portfolios    Securitized
and Sold.........................   158,890       28,409     185,240     35,237    198,747      37,186     127,356     27,769
                                   --------       ------   ---------     ------   --------      ------   ---------     ------
  Dealership Operations Total......$182,150       27,924   $  33,265      4,497  $  93,936      12,415   $  55,965      7,993
                                   ========       ======   =========      =====   ========      ======   =========      =====


     The following table reflects the growth in the principal amount and number of contracts generated or acquired by our dealership operations.

           Total Contracts Generated or Acquired-Dealership Operations
                        Amounts (Principal In Thousands)
                         During the Three Months
                             Ended March 31,        During the Years Ended December 31,
                         -----------------------    -----------------------------------
                             1999        1998          1998         1997         1996
                           --------    --------      --------     --------     --------
Principal Amount.........  $102,733    $ 69,708      $277,226     $172,230     $ 48,996
Number of Contracts......    12,634       9,339        35,560       29,251        6,929
Average Principal........  $  8,131    $  7,464      $  7,796     $  5,888     $  7,071

    Finance Receivable principal balances generated or acquired by our dealership operations during the three months ended March 31, 1999 increased by 47.4% to $102.7 million from $69.7 million in the three months ended March 31, 1998. Finance Receivable principal balances generated or acquired by our dealership operations during the year ended December 31, 1998 increased by 61.0% to $277.2 million from $172.2 million in the year ended December 31, 1997. During the year ended December 31, 1997, Finance Receivable principal balances generated or acquired by our dealership operations included the purchase of approximately $55.4 million (13,250 contracts) in Finance Receivables principal balances in conjunction with the E-Z Plan and Seminole acquisitions.

    In addition to the loan portfolio summarized above, our dealership operations also serviced loan portfolios totaling approximately $92.1 million ($36.1 million for Kars and $56.0 million from our branch office network) as of March 31, 1999, $121.2 million ($47.9 million for Kars and $73.3 million from our branch office network) as of December 31, 1998, and $267.9 million ($127.3 million for Kars and $140.6 million from our branch office network) as of December 31, 1997.

     Our non-dealership operations began servicing loans on behalf of FMAC on April 1, 1998, and began servicing additional loan portfolios on behalf of other third parties throughout 1998. As of March 31, 1999, our non-dealership bulk purchasing/loan servicing operations were servicing a total of $480.4 million in finance receivables (approximately 70,000 contracts) compared to a total of $587.3 million in finance receivables (approximately 80,000 contracts) under servicing at December 31, 1998.

Allowance for Credit Losses

    We have established an Allowance for Credit Losses ("Allowance") to cover anticipated credit losses inherent in the contracts currently in our portfolio. We established the Allowance by recording an expense through the Provision for Credit Losses.

    For Finance Receivables generated at our dealerships, our policy is to charge off a contract the earlier of:

    o when we believe it is  uncollectible,  or
    o when it is delinquent for more than 90 days.

    The following table reflects activity in the Allowance, as well as information regarding charge off activity, for the three month periods ended March 31, 1999 and 1998, and for the years ended December 31, 1998 and 1997, in thousands.

                                                                   Dealership Operations
                                                                   ---------------------
                                                        Three Months Ended           Years Ended
                                                             March 31,              December 31,
                                                      --------------------     ----------------------
                                                         1999        1998         1998         1997
                                                      --------     -------     --------     ---------
Allowance Activity:
Balance, Beginning of Period.....................     $ 24,777     $10,356     $ 10,356      $ 1,625
Provision for Credit Losses......................       27,764      15,034       65,318       22,354
Allowance on Acquired Loans......................           --          --           --       15,309
Reduction Attributable to Loans Sold.............           --     (17,090)     (44,539)     (21,408)
Net Charge Offs..................................       (3,913)     (2,147)      (6,358)      (7,524)
                                                        ------      ------       ------       ------
Balance, End of Period...........................     $ 48,628     $ 6,153     $ 24,777      $10,356
                                                      ========     =======     ========      =======
Allowance as Percent of Period End Principal Balances     26.7%       18.5%        26.4%        18.5%
                                                          ====        ====         ====         ====
Charge off Activity:
  Principal Balances.............................     $ (5,155)   $ (3,197)    $ (8,410)     $(10,285)
  Recoveries, Net................................        1,242       1,050        2,052        2,761
                                                         -----       -----        -----        -----
Net Charge Offs..................................     $ (3,913)   $ (2,147)    $ (6,358)     $(7,524)
                                                      ========    ========     ========      =======

    The Allowance on contracts from dealership operations was 26.7% of the outstanding principal balances as of March 31, 1999 and 18.5% of outstanding principal balances as of March 31, 1998, 26.4% of the outstanding principal balances as of December 31, 1998 and 18.5% of outstanding principal balances as of December 31, 1997.

    The increase at March 31, 1999 and December 31, 1998 compared to March 31, 1998 and December 31, 1997 is due to the change in the structure of our securitization transactions for accounting purposes in the fourth quarter of 1998. The change resulted in us retaining the securitized loans from our fourth quarter securitization on balance sheet. As we intend to hold the balance sheet portfolio for investment and not for sale, we increased the provision for credit losses to 27% of the principal balance for loans originated in the fourth quarter of 1998.

    A Summary of the Allowance on contracts from non-dealership operations follows.

                                                      Non-Dealership Operations
                                                      -------------------------
                                                     March 31,      December 31,
                                                     ---------      ------------
                                                    1999    1998    1998   1997
                                                    ----    ----    ----   ----
 As Percent of Period End Principal Balances:
   Allowance......................................   3.5%    2.9%    3.9%   3.8%
   Non-refundable discount and security deposits..  32.2%   27.6%   29.9%  26.0%
                                                    ----    ----    ----   ----
   Total Allowance, discount and security deposits  35.7%   30.5%   33.8%  29.8%
                                                    ====    ====    ====   ====

    Even though a contract is charged off, we continue to attempt to collect the contract. Recoveries as a percentage of principal balances charged off from dealership operations averaged 24.1% for the three months ended March 31, 1999 compared to 32.8% in the comparable period in 1998, and 24.4% for the year ended December 31, 1998 compared to 26.8% for the year ended December 31, 1997. Recoveries as a percentage of principal balances charged off from non-dealership operations averaged 24.1% for the three months ended March 31, 1999 compared to 32.8% in the comparable period in 1998, and 30.1% for the year ended December 31, 1998 compared to 0% for the year ended December 31, 1997, when we recorded only one charge off against the Allowance.

    For Finance Receivables acquired by our non-dealership operations with recourse to the seller, our general policy is to exercise the recourse provisions in our agreements under the Cygnet dealer program when a contract is delinquent for 45 days. For contracts not purchased with recourse, our policy is similar to that of our dealership operations.

Static Pool Analysis

    We use a "static pool" analysis to monitor performance for contracts we have originated at our dealerships. In a static pool analysis, we assign each month's originations to a unique pool and track the charge offs for each pool separately. We calculate the cumulative net charge-offs for each pool as a percentage of that pool's original principal balances, based on the number of complete payments made by the customer before charge off. The table below displays the cumulative net charge- offs of each pool as a percentage of original contract cumulative balances, based on the quarter the loans were originated. The table is further stratified by the number of payments made by our customers prior to charge off. For periods denoted by "x", the pools have not seasoned sufficiently to allow us to compute cumulative losses. For periods denoted by "-", the pools have not yet reached the indicated cumulative age. While we monitor static pools on a monthly basis, for presentation purposes, we are presenting the information in the table below on a quarterly basis.

    Currently reported cumulative losses may vary from those previously reported for the reasons listed below, however, management believes that such variation will not be material:

     o    ongoing collection efforts on charged off accounts, and
     o the difference between final proceeds on the sale of repossessed collateral versus our estimates of the sale proceeds.

    The following table sets forth as of April 30, 1999, the cumulative net charge offs as a percentage of original contract cumulative (pool) balances, based on the quarter of origination and segmented by the number of monthly payments completed by customers before charge off. The table also shows the percent of principal reduction for each pool since inception and cumulative total net losses incurred (TLI).

                    Pool's Cumulative Net Losses as Percentage of Pool's Original
                                     Aggregate Principal Balance
                                       (dollars in thousands)

                                        Monthly Payments Completed by Customer Before Charge Off
                                --------------------------------------------------------------------------
                     Orig.       0         3         6        12        18       24        TLI     Reduced
                   --------    ------    ------    ------    ------    ------   ------    ------   -------
   1994:
     1st Quarter   $  6,305      3.4%     10.0%     13.4%     17.9%     20.3%    20.9%     21.0%    100.0%
     2nd Quarter   $  5,664      2.8%     10.4%     14.1%     19.6%     21.5%    22.0%     22.1%    100.0%
     3rd Quarter   $  6,130      2.8%      8.1%     12.0%     16.3%     18.2%    19.1%     19.2%    100.0%
     4th Quarter   $  5,490      2.4%      7.6%     11.2%     16.4%     19.3%    20.2%     20.3%    100.0%
   1995:
     1st Quarter   $  8,191      1.6%      9.1%     14.7%     20.4%     22.7%    23.6%     23.8%    100.0%
     2nd Quarter   $  9,846      2.0%      8.5%     13.3%     18.1%     20.7%    22.1%     22.5%     99.9%
     3rd Quarter   $ 10,106      2.5%      7.9%     12.2%     18.8%     22.2%    23.6%     24.2%     99.5%
     4th Quarter   $  8,426      1.5%      6.6%     11.7%     18.2%     22.6%    24.1%     24.7%     99.2%
   1996:
     1st Quarter   $ 13,635      1.6%      8.0%     13.7%     20.7%     24.8%    26.2%     27.0%     97.8%
     2nd Quarter   $ 13,462      2.2%      9.2%     13.4%     22.1%     26.1%    27.7%     28.8%     95.4%
     3rd Quarter   $ 11,082      1.6%      6.9%     12.5%     21.5%     25.7%    28.0%     28.6%     91.8%
     4th Quarter   $ 10,817      0.6%      8.5%     16.0%     25.0%     29.3%    31.2%     31.3%     88.5%
   1997:
     1st Quarter   $ 16,279      2.1%     10.6%     17.9%     24.6%     29.6%    30.9%     31.3%     83.8%
     2nd Quarter   $ 25,875      1.5%      9.9%     15.9%     22.8%     27.6%    27.5%     27.5%     75.9%
     3rd Quarter   $ 32,147      1.4%      8.4%     13.3%     22.6%     25.3%    26.4%     26.4%     68.7%
     4th Quarter   $ 42,529      1.5%      6.9%     12.7%     21.6%     23.4%      x       23.4%     61.8%
   1998:
     1st Quarter   $ 69,708      0.9%      6.9%     13.6%     20.0%       x       --       20.1%     53.6%
     2nd Quarter   $ 66,908      1.1%      8.1%     14.3%       x        --       --       16.9%     40.5%
     3rd Quarter   $ 71,027      1.0%      8.1%       x        --        --       --       11.7%     27.7%
     4th Quarter   $ 69,583      1.0%       x        --        --        --       --        4.7%     13.1%
   1999
     1st Quarter   $102,733       x         --       --        --        --       --        0.3%      0.0%

     The following table sets forth the principal balances 31 to 60 days delinquent, and 61 to 90 days delinquent as a percentage of total outstanding contract principal balances from dealership operations.

                          Retained  Securitized   Managed
                          --------  -----------   -------
    March 31, 1999:
      31 to 60 days...        2.3%       4.9%       3.5%
      61 to 90 days...        1.1%       2.8%       1.9%
    December 31, 1998:
      31 to 60 days...        2.3%       5.2%       4.6%
      61 to 90 days...        0.5%       2.2%       1.9%
    December 31,1997:
      31 to 60 days...        2.2%       4.5%       3.6%
      61 to 90 days...        0.6%       2.2%       1.5%

    In accordance with our charge off policy, there are no accounts more than 90 days delinquent as of March 31, 1999, December 31, 1998 and December 31, 1997.

Securitizations-Dealership Operations

    Structure of Securitizations. For the securitization transactions closed prior to the fourth quarter of 1998, we recognized a Gain on Sale of Loans equal to the difference between the sales proceeds for the Finance Receivables sold and our recorded investment in the Finance Receivables sold. Our investment in Finance Receivables consisted of the principal balance of the Finance Receivables securitized net of the Allowance for Credit Losses related to the securitized receivables. We then reduced our Allowance for Credit Losses by the amount of Allowance for Credit Losses related to the loans securitized. We allocated the recorded investment in the Finance Receivables between the portion of the Finance Receivables sold and the portion retained based on the relative fair values on the date of sale.

    In the fourth quarter of 1998 we announced that we were changing the way we structure transactions under our securitization program for accounting purposes. Through September 30, 1998, we had structured these transactions as sales for accounting purposes. However, beginning in the fourth quarter of 1998, we began structuring securitizations for accounting purposes to retain the contracts and the related Securitization Note Payable on our balance sheet and recognize the income over the life of the contracts. This change will not affect our prior securitizations. Historically, Gain on Sale of Loans has been material to our reported revenues and net earnings. Altering the structure of these transactions so that no gain is recognized at the time of a securitization transaction will have a material effect on our reported revenues and net earnings until such time as we accumulate Finance Receivables on our balance sheet sufficient to generate interest income (net of interest, credit losses, and other expenses) equivalent to the revenues that we had historically recognized on our securitization transactions.

    Under our securitization program, we sell the securitized Finance Receivables to our securitization subsidiaries who then assign and transfer the Finance Receivables to separate trusts. The trusts issue Class A certificates and subordinated Class B certificates (Residuals in Finance Receivables Sold) to the securitization subsidiaries. The securitization subsidiaries then sell the Class A certificates to the investors and retain the Class B certificates. We continue to service the securitized contracts.

    The  Class  A  certificates  from  our   securitization   transactions  have
historically received investment grade ratings. To secure the payment of the Class A certificates, the securitization subsidiaries have:

     o obtained an insurance policy from MBIA Insurance Corporation which guarantees payment of amounts to the holders of the Class A certificates (for transactions closed after July 1, 1997), and
     o established a cash "spread" account (essentially, a reserve account) for the benefit of the certificate holders.

    Spread Account Requirements. We maintain a spread account under our securitization agreements. The spread account is a reserve account that would be used to repay the Class A certificates in the event collections on a particular pool of finance receivables was insufficient to make the required payments. At the time a securitization transaction is entered into, our securitization subsidiary makes an initial cash deposit into the spread account, generally equivalent to 4% of the initial underlying Finance Receivables principal balance, and pledges this cash to the spread account agent. The trustee then makes additional deposits to the spread account out of collections on the securitized receivables as necessary to fund the spread account to a specified percentage, ranging from 6.0% to 10.5%, of the underlying Finance Receivables' principal balance. The trustee will not make distributions to the securitization subsidiaries on the Class B certificates unless:

     o    the spread account has the required balance,
     o the required periodic payments to the Class A certificate holders are current, and
     o    the trustee, servicer and other administrative costs are current.

    We did not complete a securitization during the three-month period ended March 31, 1999. We met the targeted spread account balances under our securitization agreements of $19.8 million as of March 31, 1999. We also maintain spread accounts for the securitization transactions that were consummated by our discontinued operations. We had satisfied the spread account obligation of $3.0 million as of March 31, 1999 with respect to these securitization transactions. During the three month period ended March 31, 1998, we made initial spread account deposits totaling approximately $3.5 million.

    During 1998, we made initial spread account deposits totaling approximately $13.1 million. The required spread account balance based upon the targeted percentages was approximately $23.7 million at December 31, 1998 with balances in the spread accounts totaling approximately $20.6 million. Therefore, the amount remaining to be funded to meet the targeted balance was approximately $3.1 million as of December 31, 1998.

    In addition to the spread account balance of $20.6 million at December 31, 1998, we also had deposited a total of $1.6 million in trust accounts in conjunction with certain other agreements. We also maintain spread accounts for the securitization transactions that were consummated by our discontinued operations. We had satisfied the spread account funding obligation of $3.7 million as of December 31, 1998 with respect to these securitization transactions. In addition, as of March 31, 1999, we had satisfied the spread account funding obligation of $3.0 million for our discontinued operations.

    Residuals in Finance Receivables Sold, which are a component of Finance Receivables, represent our retained portion (the Class B certificates) of the loans we securitized prior to the fourth quarter of 1998. We utilize a number of assumptions to determine the initial value of the Residuals in Finance Receivables Sold. The Residuals in Finance Receivables Sold represent the present value of the expected net cash flows of the securitization trusts using the out of the trust method. The net cash flows out of the trusts are the collections on the loans in the trust in excess of the Class A certificate principal and interest payments and certain other trust expenses. The assumptions used to compute the Residuals in Finance Receivables Sold include, but are not limited to:

     o    charge off rates,
     o    repossession recovery rates,
     o    portfolio delinquency,
     o    prepayment rates, and
     o    trust expenses.

    The Residuals in Finance Receivables Sold are adjusted monthly to approximate the present value of the expected remaining net cash flows out of the trust. To the extent that actual cash flows on a securitization are below our original estimates, and those differences appear to be other than temporary in nature, we are required to revalue Residuals in Finance Receivables Sold and record a charge to earnings based upon the reduction. During the third quarter of 1997, we recorded a $5.7 million charge (approximately $3.4 million, net of income taxes) to dealership operations to write down the Residuals in Finance Receivables Sold. We determined a write down in the Residuals in Finance
Receivables Sold was necessary due to an increase in net losses in the securitized loan portfolio. The charge resulted in a reduction in the carrying value of our Residuals in Finance Receivables Sold and had the effect of increasing the cumulative net loss at loan origination assumption to approximately 27.5% for the securitization transactions that took place prior to September 30, 1997. The revised loss assumption approximates the assumption used for the securitization transaction consummated during the third quarter of 1997. For the securitizations that we completed during the nine month period ended September 30, 1998, net losses were estimated using total expected cumulative net losses at loan origination of approximately 29.0%, adjusted for actual cumulative net losses prior to securitization.

   One of the assumptions inherent in the valuation of the Residuals in Finance Receivables Sold is the projected portfolio net charge offs. The remaining net charge offs in the Residuals in Finance Receivables Sold as a percentage of the remaining principal balances of securitized contracts was approximately 20.5% as of March 31, 1999, and 22.0% as of December 31, 1998 compared to 17.9 % as of December 31, 1997. There can be no assurance that the charge we recorded in the third quarter of 1997 was sufficient and that we will not need to record additional charges in the future in order to write down the Residuals in Finance Receivables Sold.

     We classify the residuals as "held-to-maturity" securities in accordance with SFAS No. 115.

    Certain Financial Information Regarding Our Securitizations. We did not complete a securitization during the three month period ended March 31, 1999 compared to the comparable period in 1998, when we securitized a total of $86.6 million in contracts, issuing $62.6 million in Class A certificates and $24.0 million in Class B certificates. During the first three quarters of 1998, we securitized an aggregate of $222.8 million in contracts, issuing $161.1 million in Class A certificates, and $61.7 million in Class B certificates. During the fourth quarter of 1998, we securitized $69.3 million in contracts, issuing $50.6 million of Class A certificates. Due to the revised securitization structure, the $69.3 million of loans remained classified as Finance Receivables, and the $50.6 million in Class A certificates were classified as Notes Payable in our Consolidated Balance Sheet. During the year ended December 31, 1997, we securitized an aggregate of $151.7 million in contracts, issuing $121.4 million in Class A certificates, and $30.3 million in Class B certificates. In 1996, we securitized an aggregate of $58.2 million in contracts, issuing $44.7 million in Class A certificates, and $13.5 million in Class B certificates.

    We recorded the carrying value of the Residuals in Finance Receivables sold at $13.9 million for the securitization transaction closed in the first quarter of 1998, and $36.5 million in the year ended December 31, 1998, and $17.7 million in the year ended December 31, 1997. The balance of the Residuals in Finance Receivables sold from our dealership operations was $28.5 million as of March 31, 1999, $33.3 million as of December 31, 1998 and $13.3 million as of December 31, 1997.

    The table below summarizes certain attributes of our securitizations:

                                                                                       Years Ended December 31,
                                                                     -------------------------------------------------------------
                                                                           1998                 1997                  1996
                                                                     -----------------    ------------------    ------------------
         Weighted Average Yield of Certificates Issued..........           5.9%                 6.7%                  8.4%
         Range of Yields for Certificates Issued................       5.6% - 6.1%           6.3% - 8.1%           8.2% - 8.6%
         Average Net Spreads (after fees and expenses)..........          17.6%                 15.8%                 17.1%
         Range of Net Spreads (after fees and expenses).........      17.0% - 18.1%         13.7% - 17.8%         16.8% - 17.4%

    The decrease in net spreads from 1996 to 1997, despite lower certificate yields, is primarily the result of the decrease in the average contract yield of the finance receivable contracts securitized due to our expansion into markets with interest rate limits.

    Liquidity and Capital Resources

    In recent periods, our needs for additional capital resources have increased in connection with the growth of our business. We require capital for:

     o    increases in our contract portfolio,
     o    expansion of our dealership network,
     o    our commitments under the FMAC transaction,
     o    expansion of the Cygnet dealer program,
     o    common stock repurchases,
     o    the purchase of inventories,
     o    the purchase of property and equipment, and
     o    working capital and general corporate purposes.

    We fund our capital requirements primarily through:

     o    operating cash flow,
     o    our revolving facility with General Electric Capital Corporation,
     o    securitization transactions,
     o    supplemental borrowings, and
     o    in the past, equity offerings.

    While to date we have met our liquidity requirements as needed, there can be no assurance that we will be able to continue to do so in the future.

Operating Cash Flow

    Net Cash Provided by Operating Activities increased by $23.6 million in the three months ended March 31, 1999 to $47.0 million compared to the three months ended March 31, 1998 of $23.4 million. The change in inventory and accounts payable and accrued expenses contributed to the increase in operating cash flow for the quarter.

    Net Cash Used in Investing Activities increased by $79.5 million to $99.9 million in the three months ended March 31, 1999 compared to $20.4 million in the three months ended March 31, 1998. The increase is primarily due to increases in Cash Used in Investing Activities from purchases of Finance Receivables, net decreases in Cash advanced under our Notes Receivable, which
were  offset  by  increased   collections  of  Finance   Receivables  and  Notes
Receivable.

    Net Cash Provided by Financing Activities increased by $32.7 million to $46.3 million in the three months ended March 31, 1999 compared to $13.6 million in the three months ended March 31, 1998. The increase is due to increases in Notes Payable, net of increases in repayments of Notes Payable and the acquisition of Treasury Stock.

    Net Cash Provided by Operating Activities increased by $29.9 million in the year ended December 31, 1998 to $22.1 million from cash used in the year ended December 31, 1997 of $7.8 million. The increase in 1998 was due primarily to increases in the Loss from Discontinued Operations, the Provision for Credit Losses, and Proceeds from the Sale of Finance Receivables, net of decreases in Net Earnings and purchases of Finance Receivables. Net Cash Used by Operating Activities totaled $7.8 million in the year ended December 31, 1997 compared to Cash Provided by Operating Activities of $23.8 million in 1996. This increase in cash used in 1997 over cash provided in 1996 was primarily due to increases in the purchases of Finance Receivables and Inventory, and a reduction in collections of Finance Receivables, net of increases in the Provision for Credit Losses and Proceeds from the Sale of Finance Receivables.

    Net Cash Used in Investing Activities decreased by $12.2 million to $98.7 million in the year ended December 31, 1998 compared to $110.9 million in 1997. The decrease is primarily due to increases in Cash Used in Investing Activities from purchases of Finance Receivables, net decreases in Cash advanced under our Notes Receivable, increased collections of Notes Receivable, and a reduction in payment for Acquisition of Assets. Net Cash Used in Investing Activities increased by $100.3 million to $110.9 million in the year ended December 31, 1997 compared to $10.5 million in 1996. The increase was due primarily to net increases in Notes Receivable of $25.9 million and Payment for Acquisition of Assets of $45.2 million.

    Net Cash Provided by Financing Activities decreased by $40.5 million to $69.0 million in the year ended December 31, 1998 compared to $109.5 million in the comparable period in 1997. The decrease is due to increases in Notes Payable, net of increases in repayments of Notes Payable and a decrease in proceeds from the issuance of common stock. Net Cash Provided by Financing Activities increased by $69.3 million to $109.5 million in the year ended December 31, 1997 compared to $40.1 million in 1996. The increase was primarily due to increases in the issuance of Notes Payable, reduction in repayments of Notes Payable and a lack of any redemption of Preferred Stock.

Financing Resources

     Revolving Facility. The maximum commitment under our revolving credit facility with GE Capital is $125.0 million. Under the revolving facility, we may borrow:

     o up to 65.0% of the principal balance of eligible contracts originated from the sale of used cars,
     o up to 86.0% of the principal balance of eligible contracts previously originated by our branch office network,

     o the lesser of $20 million or 58% of the direct vehicle costs for eligible vehicle inventory, and
     o the lesser of $15 million or 50% of eligible contracts or loans originated under the Cygnet dealer program.

    However, an amount up to $8.0 million of the borrowing capacity under the revolving facility is not available at any time while our guarantee to the purchaser of contracts acquired from First Merchants is outstanding. The revolving facility expires in June 2000 and contains a provision that requires us to pay GE Capital a termination fee of $200,000 if we terminate the revolving facility prior to the expiration date. We secure the facility with substantially all of our assets.

    As of March 31, 1999, our borrowing capacity under the revolving facility was $97.1 million, the aggregate principal amount outstanding under the revolving facility was approximately $75.6 million, and the amount available to be borrowed under the facility was $21.5 million. The revolving facility bears interest at the 30-day LIBOR plus 3.15%, payable daily (total rate of 8.09% as of March 31, 1999).

    The revolving facility contains covenants that, among other things, limit our ability to do the following without GE Capital's consent:

    o  incur additional indebtedness,
    o  make any change in our capital structure,
    o declare or pay dividends, except in accordance with all applicable laws and not in excess of fifteen percent (15%) of each year's net earnings available for distribution, and
    o  make certain investments and capital expenditures.

    The revolving facility also provides that an event of default will occur if Mr. Ernest C. Garcia II owns less than 15.0% of our voting stock. Mr. Garcia owned approximately 32.0% of our common stock at March 31, 1999.

    In addition, we are also required to:

    o be Year 2000 compliant no later than June 30, 1999 (see discussion below under the Year 2000 Readiness Disclosure), and
    o   maintain specified financial ratios, including a debt to equity ratio of
        2.2 to 1 and a net worth of at least $110 million.

    Under the terms of the revolving facility, we are required to maintain an interest coverage ratio that we failed to satisfy during the three months ended March 31, 1999. We failed to meet this covenant primarily due to the reduction in earnings we recognized as a result of the change in our securitization structure. GE Capital has waived the covenant violation as of March 31, 1999.

    Securitizations.  Our  securitization  program  is a  primary  source of our working capital. Since September 30, 1997, we have closed all of our securitizations with private investors through Greenwich Capital Markets, Inc. (Greenwich Capital). In March 1999, we executed a commitment letter with Greenwich Capital to act as our exclusive agent in placing up to $300 million of surety wrapped securities under our securitization program.

    Securitizations generate cash flow for us from:

    o    the sale of Class A certificates,
    o    ongoing servicing fees, and
    o excess cash flow distributions from collections on the contracts securitized after:
        o   payments on the Class A certificates sold to third party investors,
        o   payment of fees, expenses, and insurance premiums, and
        o   required deposits to the spread account.

    In April 1999, we closed a securitization transaction through Greenwich Capital. Under this transaction, we securitized approximately $120 million of contracts and issued approximately $87 million of Class A certificates with an annual interest rate of 5.7%. We received approximately $87 million in cash that we used to repay our repurchase facility and pay down our revolving line of credit.

    Securitization also allows us to fix our cost of funds for a given contract portfolio. Failure to regularly engage in securitization transactions will adversely affect us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Securitizations--Dealership operations" for a more complete description of our securitization program.

Supplemental Borrowings

    Verde Debt. Prior to our public offering in September 1996, we historically borrowed substantial amounts from Verde Investments, Inc. (Verde), which is owned by our Chairman and Chief Executive Officer, Ernest C. Garcia II. The Subordinated Notes Payable balances outstanding to Verde totaled $10.0 million as of March 31, 1999 and as of December 31, 1998. Under the terms of this note, we are required to make monthly payments of interest and annual payments of principal in the amount of $2.0 million. These borrowings accrue interest at an annual rate of 10.0%. Except for the debt incurred related to our exchange offer, this debt is junior to all of our other indebtedness and we may suspend interest and principal payments if we are in default on obligations to any other creditors. In July 1997, our Board of Directors approved the prepayment of the $10.0 million in subordinated debt after the earlier of the following:

    o    the completion of a debt offering,
    o the First Merchants transactions have been completed or the cash requirements for completion of the transaction are known, or
    o we either have cash in excess of our current needs or have funds available under our financing sources in excess of our current needs.

    No such prepayment has been made as of the date of filing of this prospectus. Any prepayment would require the consent of certain of our lenders.

    Exchange Offer. In the fourth quarter of 1998, we acquired approximately 2.7 million shares of our common stock in exchange for approximately $17.5 million of subordinated debentures. The debentures are unsecured and are subordinate to all of our existing and future indebtedness. We must pay interest on the debentures twice a year at 12% per year. We are required to pay the principal amount of the debentures on October 23, 2003.

    We issued the debentures at a premium of approximately $3.9 million over the market value of the shares of our common stock that were exchanged for the debentures. Accordingly, the debt was recorded at $13.6 million on our balance sheet. The premium will be amortized over the life of the debentures and results in an effective annual interest rate of approximately 18.8%. We can redeem all or part of the debentures at any time, subject to the subordination provision of the debentures. The balance of the subordinated debentures was $13.8 million at March 31, 1999.

    Senior Subordinated Notes. In February 1998, we borrowed a total of $15.0 million of subordinated debt from unrelated third parties for a three year term. We pay interest on this debt quarterly at 12% per annum. This debt is:

    o senior to the Verde subordinated note (described above) and the subordinated debentures issued in our exchange offer (also described above), and
    o    subordinate to our other indebtedness.

    We issued warrants to the lenders of this debt to purchase up to 500,000 shares of our common stock at an exercise price of $10.00 per share, exercisable at any time until the later of February 2001, or when the debt is paid in full.

    In July 1998, we borrowed a total of $5.0 million in subordinated debt from unrelated third parties for a three-year term. Under the terms of the loan agreement, we were required to issue warrants to purchase 115,000 shares of our common stock by December 31, 1998 if the loan was not paid in full by that date. The warrants were to have been issued at an exercise price of 120% of the average trading price for our common stock for the 20 consecutive trading days prior to the issuance of the warrants. In the first quarter of 1999, we prepaid $3.0 million of the loans and the lenders waived their right to a proportionate amount of the warrants. We repaid the remaining $2.0 million in June 1999 and will not be required to issue the remaining warrants.

    Sale-Leaseback of Real Property. In March 1998, we executed an agreement with an investment company for the sale and leaseback of up to $37.0 million in real property. We sold certain real property to the investment company for its original cost and leased back the properties for an initial term of twenty years. We have the right to extend the leases in certain cases. We pay monthly rents of approximately one-twelfth of 10.75% of the purchase price plus all occupancy costs and taxes. The agreement calls for annual increases in monthly rent of not less than 2%. As of December 31, 1998, we had sold approximately $27.4 million of property under this arrangement. However, we do not anticipate closing any additional transactions under this agreement with the investment company. We used substantially all of the proceeds from the sales to pay down debt.

    Additional Financing. On November 12, 1998, we borrowed $15.0 million for a term of 364 days from Greenwich Capital. We pay interest on this loan at an interest rate equal to LIBOR plus 400 basis points. We secured the loan with the common stock of our securitization subsidiaries. In March 1999, we borrowed $20.0 million for a term of 278 days from Greenwich Capital. $1.5 million was used to repay the remaining balance of the $15 million Greenwich Capital loan. The new loan was secured by the common stock of our securitization subsidiaries. The interest rate is at LIBOR plus 500 basis points and we paid an origination fee of 100 basis points. This loan was paid in full in June 1999.

    On March 26, 1999, we borrowed approximately $28.9 million from Greenwich Capital under a repurchase facility with a 62% advance rate, bearing interest at 8.5%, and maturing May 31, 1999. This repurchase facility was repaid subsequent to March 31, 1999. In addition, in March 1999, we executed a commitment letter with Greenwich Capital in which, subject to satisfaction of certain conditions, Greenwich Capital agreed to provide us with a $100 million surety-wrapped warehouse line of credit at a rate equal to LIBOR plus 110 basis points.

    In May 1999, we borrowed approximately $38.0 million from an unrelated party for a term of three years. We pay interest on this loan at a rate of LIBOR plus 550 basis points. The loan is secured by our residuals and finance receivables sold.

    Debt Shelf Registration. In 1997, we registered up to $200 million of our debt securities under the Securities Act of 1933. There can be no assurance that we will be able to use this registration statement to sell debt securities, or successfully register and sell other debt securities in the future.

Capital Expenditures and Commitments

    During the three months ended March 31, 1999, we opened two new dealerships. We also have 6 more dealerships under development. The direct cost of opening a dealership is primarily a function of whether we lease a facility or construct a facility. A leased facility costs approximately $650,000 to develop, while a facility we construct costs approximately $1.7 million. In addition, we require capital to finance the portfolio that we carry on our balance sheet for each store. It takes approximately $2.2 million in cash to support a typical stabilized store portfolio with our existing 65% advance rate under our GE facility. Additionally, it takes approximately 30 months for a store portfolio to reach a stabilized level.

    On July 11, 1997, we entered into an agreement to provide debtor in possession financing to FMAC (DIP facility). As of March 31, 1999, the maximum commitment on the DIP facility was $11.5 million and the outstanding balance on the DIP facility totaled $11.1 million. We have obligations under our debtor-in-possession credit facility. We assert that FMAC is currently in default on the DIP facility. We have negotiated a settlement with them that will cure the asserted default and increase our funding obligation by $2.0 million in exchange for certain other considerations, subject to satisfaction of certain conditions.

    We intend to finance the construction of new dealerships and the DIP facility financing through operating cash flows and supplemental borrowings, including amounts available under the revolving facility and the securitization program.

    Common Stock Repurchase Program. During the first quarter of 1999 we repurchased approximately 928,000 shares of our common stock for $5.2 million under our stock repurchase program. We have repurchased a total of one million shares of our common stock under the program, which is the total number of shares the Board of Directors authorized. In April 1999, our Board of Directors authorized, subject to certain conditions, a second stock repurchase program that would allow us to repurchase up to 2.5 million additional shares of our common stock. Purchases may be made depending on market conditions, share price, and other factors. We have not purchased any additional shares of common stock under the second stock repurchase program.

    In September 1997, our Board of Directors approved a director and senior officer stock purchase loan program. We may make loans of up to $1.0 million in total to the directors and senior officers under the program to assist directors' and officers' purchases of common stock on the open market. These unsecured loans bear interest at 10% per year. During 1997, senior officers purchased 50,000 shares of common stock under this program and we loaned $500,000 to the senior officers for these purchases. During 1998, we made additional loans under similar terms and conditions to senior officers totaling approximately $393,000 for the purchase of 40,000 shares of our common stock.

Year 2000 Readiness Disclosure

    Many older computer programs refer to years only in terms of their final two digits. Such programs may interpret the year 2000 to mean the year 1900 instead. The problem affects not only computer software, but also computer hardware and other systems containing processors and embedded chips. Business systems affected by this problem may not be able to accurately process date related information before, during or after January 1, 2000. This is commonly referred to as the Year 2000 issue. Failures of our own business systems due to Year 2000 issues as well as those of our suppliers and business partners could materially adversely affect our business. We are in the process of addressing these issues.

    Our Year 2000 compliance program consists of:

    o identification and assessment of critical computer programs, hardware and other business equipment and systems,
    o   remediation and testing,
    o assessment of the Year 2000 readiness of our critical suppliers, vendors and business partners, and
    o   contingency planning.

    Identification and Assessment

    The first component of our Year 2000 compliance program is complete. We have identified our critical computer programs, hardware, and other equipment to determine which systems are compliant, or must be replaced or remediated.

    Remediation and Testing

    Dealership Operations. We have finished remediating the program code and underlying data, testing the remediated code modifications, and have implemented these changes into operation for our integrated Car Loan Accounting and Servicing System (CLASS). We placed the modified program code into production in April 1999 and have completed date testing on the modified code.

    Non-Dealership Operations. Our non-dealership loan servicing operations currently utilize several loan processing and collections programs provided through third party service bureaus. Based upon certifications we have received from the software vendors, and independent testing we have performed, we believe that our loan processing and collections programs are Year 2000 compliant.

    Our Cygnet dealer program utilizes one of the same loan processing and collections programs used by our loan servicing operations. The service bureau that provides the program has written a custom module for us and has stated the custom module is Year 2000 compliant. In addition, we have performed independent Year 2000 compliance testing on the Cygnet dealer program's custom module, and believe it is year 2000 compliant.

    The remediation of the critical business systems used by our dealership and non-dealership operations was substantially completed during the second quarter of 1999.

    Assessment of Business Partners

    We have also identified critical suppliers, vendors, and other business partners and have taken steps to determine their Year 2000 readiness. These steps include interviews, questionnaires, and other types of inquiries. Because of the large number of business systems that our business partners use and their varying levels of Year 2000 readiness, it is difficult to determine how any Year 2000 issues of our business partners will affect us. We are not currently aware of any business relationships with third parties that we believe will likely result in a significant disruption of our businesses. We believe that our greatest risk is with our utility suppliers, banking and financial institution partners, and suppliers of telecommunications services, all of which are operating within the United States. Potential consequences if we, or our business partners, are not Year 2000 compliant include:

    o   failure to operate from a lack of power,
    o   shortage of cash flow,
    o   disruption or errors in loan collection and processing efforts, and
    o   delays in receiving inventory, supplies, and services.

    If any of these events occurred, the results could have a material adverse impact on us and our operations.

Contingency Plans

    We are also developing contingency plans to mitigate the risks that could occur in the event of a Year 2000 business disruption. Contingency plans may include:

    o  increasing inventory levels,
    o  securing additional financing,
    o  relocating operations to unaffected sites,
    o  vendor/supplier replacement,
    o  utilizing temporary manual or spreadsheet-based processes, or
    o  other prudent actions,

    We are currently working on updating our disaster recovery plan and formulating our Year 2000 contingency plans. We will continue to develop our contingency plans throughout the rest of the year and expect to complete them by December 31, 1999.

Costs

    We currently estimate that remediation and testing of our business systems will cost between $2.2 million and $2.7 million. Most of these costs will be expensed and funded by our operating line of credit. Costs through May 31, 1999 approximate $2.2 million, including approximately $140,000 of internal payroll costs, substantially all of which have been charged to general and administrative expense. We believe costs associated with developing and implementing contingency measures will not be material to our operating results. The scheduled completion dates and costs associated with the various components of our Year 2000 compliance program described above are estimates and are subject to change.

Market Risk

   We are exposed to market risk on our financial instruments from changes in interest rates. We do not use financial instruments for trading purposes or to manage interest rate risk. Our earnings are substantially affected by our net interest income, which is the difference between the income earned on interest-bearing assets and the interest paid on interest bearing notes payable. Increases in market interest rates could have an adverse effect on profitability.

   Our financial instruments consist primarily of fixed rate finance receivables, residual interests in pools of fixed rate finance receivables, short term variable rate revolving Notes Receivable, and variable and fixed rate Notes Payable. Our finance receivables are classified as subprime loans and generally bear interest at the lower of 29.9% or the maximum interest rate allowed in states that impose interest rate limits. At December 31, 1998, the scheduled maturities on our finance receivables ranged from one to 52 months with a weighted average maturity of 31.3 months. The interest rates we charge our customers on finance receivables has not changed as a result of fluctuations in market interest rates, although we may increase the interest rates we charge in the future if market interest rates increase. A large component of our debt at December 31, 1998 is the Collateralized Note Payable (Class A certificates) issued under our securitization program. Issuing debt through our securitization program allows us to mitigate our interest rate risk by reducing the balance of the variable revolving line of credit and replacing it with a lower fixed rate note payable. We are subject to interest rate risk on fixed rate Notes Payable to the extent that future interest rates are higher than the interest rates on our existing Notes Payable.

   The table below as of December 31, 1998 illustrates the impact that hypothetical changes in interest rates could have on our earnings before income taxes over a twelve month period. We compute the impact on earnings for the period by first computing the baseline net interest income on our financial instruments with interest rate risk, which are the variable rate revolving credit lines and the variable rate notes payable. We then determine the net interest income based on each of the interest rate changes listed below and compare the results to the baseline net interest income to determine the estimated change in pretax earnings. The table does not give effect to our fixed rate receivables and borrowings.

        Change in Interest Rates            Change in Pretax Earnings
                                                  (in thousands)

                  + 2%                          $        (1,208)
                  + 1%                          $          (604)
                  - 1%                          $            627
                  - 2%                          $          1,581

In computing the effect of hypothetical changes in interest rates, we have assumed that:

o interest rates used for the baseline and hypothetical net interest income amounts are in effect for the entire twelve month period,
o interest for the period is calculated on financial instruments held at December 31, 1998 less contractually scheduled payments and maturities, and
o there is no change in prepayment rates as a result of the interest rate changes.

    Our sensitivity to interest rate changes could be significantly different if actual experience differs from the assumptions used to compute the estimates.

Seasonality

    Historically, we have experienced higher revenues in the first two quarters of the year than in the latter half of the year. We believe that these results are due to seasonal buying patterns because many of our customers receive income tax refunds during the first half of the year, which are a primary source of down payments on used car purchases.

Inflation

    Increases in inflation generally result in higher interest rates. Higher interest rates on our borrowings would decrease the profitability of our existing portfolio. To date, inflation has not had a significant impact on our operations. We seek to limit this risk:

    o through our securitization program, which allows us to fix our borrowing costs,
    o by increasing the interest rate charged for contracts originated at our dealerships (if allowed under applicable law), or
    o by increasing the profit margin on the cars sold, and for contracts acquired from third party dealers under our Cygnet dealer program, either by acquiring contracts at a higher discount or with a higher APR.

Accounting Matters

    In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, "Employer's Disclosures about
Pensions and Other Postretirement Benefits" (SFAS No. 132) which became effective for us January 1, 1999. SFAS No. 132 establishes standards for the information that public enterprises report in annual financial statements. The adoption of SFAS No. 132 did not have a material impact on us.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133) which becomes effective for us June 15, 2000. We believe the adoption of SFAS No. 133 will not have a material impact on us.


                                    BUSINESS

General

    We operate the largest chain of buy here-pay here used car dealerships in the United States. We sell and finance our used vehicles to customers within the sub-prime segment of the used car market. Our customers will typically have limited credit histories, low incomes or past credit problems. At March 31, 1999, we operated 58 dealerships located in several large markets, including Los Angeles, Phoenix, Dallas, San Antonio, Atlanta, and Tampa.

    In addition to our own dealership and financing operations, we also

    o provide financing to other independent used car dealers through our Cygnet dealer program,
    o service and collect large portfolios of finance receivables owned by others, and
    o manage selected financial assets that we acquire from financially distressed third parties.

    For a description of the general development of our business during the past five years, and a description of our financial information over the past three years, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Overview of Used Car Sales and Finance Industry

    Used Car Sales. Used car retail sales typically occur through either manufacturer's franchised new car dealerships that sell used cars or through independent used car dealerships. The market for used car sales in the United States is significant and has steadily increased over the past five years. There are over 23,000 franchised and 63,000 independent used car dealership locations in the United States.

    We participate in the sub-prime segment of the independent used car sales and finance market. This segment is serviced primarily by buy here-pay here dealers that sell and finance the sale of used cars to sub-prime borrowers. Buy here-pay here dealers typically offer their customers certain advantages over more traditional financing sources, including:

    o   expanded credit opportunities;
    o flexible payment terms, including prorating customer payments due within one month into several smaller payments and scheduling payments to coincide with a customer's paydays; and
    o the ability to make payments in person. This is an important feature to many sub-prime borrowers who may not have checking accounts or are otherwise unable to make payments by the due date through use of the mail because of the timing of paychecks.

    Used Car Financing. The automobile financing industry is the third-largest consumer finance market in the country, after mortgage debt and credit card revolving debt. This industry is served by such traditional lending sources as banks, savings and loans, and captive finance subsidiaries of automobile manufacturers, as well as by independent finance companies and buy here-pay here dealers. In general, the industry is categorized according to the type of car sold (new versus used) and the credit characteristics of the borrower.

    The industry statistical information presented in this section is derived from information provided to the Company by CNW Marketing/Research of Bandon, Oregon.

Company Dealership Operations

    We commenced dealership operations in 1992 with the acquisition of two dealerships in Arizona, and have expanded aggressively since then through a combination of acquisitions and development of new stores. Our most significant growth occurred in 1997, when

    o we acquired from Seminole Finance, Inc. and related companies (Seminole), four dealerships in Tampa/St. Petersburg and a contract portfolio of approximately $31.1 million;
    o we purchased from E-Z Plan, Inc. (E-Z Plan), seven dealerships in San Antonio and a contract portfolio of approximately $24.3 million;
    o we purchased from Kars-Yes Holdings, Inc. and related companies (Kars), six dealerships in the Los Angeles market, two in the Miami market, two in the Atlanta market, and two in the Dallas market; and
    o we opened our first used car dealership in the Las Vegas market, opened two additional dealerships in the Albuquerque market and opened one additional dealership in the Phoenix market. We also closed a dealership in Arizona.

    We continued our aggressive growth in 1998 and the first quarter of 1999, adding 17 new dealerships in our existing markets in 1998 and 2 new dealerships in our existing markets in the first quarter of 1999. We opened one dealership in the Albuquerque market, four dealerships in the Atlanta market, four dealerships in the Dallas market, two dealerships in the Los Angeles market, two dealerships in the Phoenix market, two dealerships in the San Antonio market, and four dealerships in the Tampa market. We also closed two dealerships in Miami and exited that market.

    The following table summarizes the number of stores we had in operation by major market for the three years ended December 31, 1998 and the three month period ended March 31, 1999:
                                   Number of Stores By Market
                     ---------------------------------------------------------
                      March 31,                   December 31,
                     ------------    ----------------------------------------
                        1999           1998          1997           1996
                     -----------     ----------    ----------    ------------
Phoenix...........        9               9             7             5
San Antonio.......        9               9             7            --
Atlanta...........        9               9             5            --
Los Angeles.......        8               8             6            --
Tampa.............        9               8             5            --
Dallas............        7               6             3            --
Tucson............        3               3             3             3
Albuquerque.......        3               3             2            --
Las Vegas.........        1               1             1            --
Miami.............       --              --             2            --
                     ===========     ==========    ==========    ============
                         58              56            41             8
                     ===========     ==========    ==========    ============


    Retail Car Sales. We distinguish our dealership operations from those of typical buy here-pay here dealers through our:

    o   network of multiple locations,
    o   upgraded facilities,
    o   larger inventories of used cars,
    o   centralized purchasing,
    o   advertising and marketing programs, and
    o   dedication to customer service.

    Our dealerships are generally located in high visibility, high traffic commercial areas, and tend to be newer and cleaner in appearance than other buy here-pay here dealerships. This helps promote our image as a friendly and reputable business. We believe this, coupled with our widespread brand name recognition, enables us to attract customers who might otherwise visit another buy here-pay here dealer.

    Our dealerships generally maintain an average inventory of 50 to 150 used cars and feature a wide selection of makes and models (with ages generally ranging from 3 to 7 years) and a range of sale prices. This allows us to meet the tastes and budgets of a broad range of potential customers. We acquire our inventory from new or late-model used car dealers, used car wholesalers, used car auctions, and customer trade-ins. In making purchases, we take into account each car's retail value and the costs of buying, reconditioning, and delivering the car for resale. After purchase, cars are generally delivered to one of our nearby inspection centers, where they are inspected and reconditioned for sale. Upon inspection, certain used cars do not meet our criteria for reconditioning either because it will cost too much to recondition the car, or because the car is in a condition too poor for us to recondition and sell. In these instances, we promptly sell the car in the wholesale market. Although the supply and prices of used cars are subject to market variance, we do not believe that we will encounter significant difficulty in maintaining the necessary inventory levels.

    Our average sales price per car was $7,997 for the year ended December 31, 1998 compared to $7,443 for the year ended December 31, 1997 and $7,107 in the year ended December 31, 1996. We typically require down payments of approximately 5.0% to 15.0% of the purchase price with the balance of the purchase price financed at fixed interest rates ranging from 21.0% to 29.9% over periods ranging from 12 to 48 months. We sell cars on an "as is" basis, and require our customers to sign an agreement at the date of sale releasing us from any obligation with respect to vehicle-related problems that subsequently occur. See " Legal Proceedings."

    Used Car Financing. We finance substantially all of the used cars that we sell at our dealerships through retail installment contracts, under which we provide the financing and service the collection of loan payments. Subject to the discretion of our sales managers, potential customers must meet our underwriting guidelines before we will agree to finance the purchase of a car. In connection with each sale, customers are required to complete a credit application. Our employees then analyze and verify the customer application information, which contains employment and residence histories, income information, references, and other information regarding the customer's credit history.

    Our credit underwriting process takes into account the ability of our managers to make sound judgments regarding the extension of credit to sub-prime borrowers and to personalize financing terms to meet the needs of individual customers. For example, we may schedule contract payments to coincide with the customer's paydays, whether weekly, biweekly, semi-monthly, or monthly.

    Dealership Operations Computer Systems. We recently completed converting our chain of dealerships and dealership portfolio loan service centers to a single integrated computer system. The system allows us to make the sale, service the loan, and track the vehicle and related loan. Once the final sales contract is generated, the system automatically adds the loan to our loan servicing and collections database and records the sale and related loan in our accounting system. We use communication networks that allow us to service large volumes of contracts from our centralized servicing facilities, while enabling the customer the flexibility to make payments at any of our dealership locations. In addition, we have developed comprehensive databases and sophisticated management tools, including static pool analysis, to analyze customer payment history and contract performance, and to monitor underwriting effectiveness.

    Advertising and Marketing. We have a large advertising budget. In general, our advertising campaigns emphasize our multiple locations, wide selection of quality used cars, and ability to provide financing to most sub-prime borrowers. We believe that our marketing approach creates brand name recognition and promotes our image as a professional, yet approachable, business. We use television, radio, billboard, and print advertising to market our dealerships.

    A primary focus of our marketing strategy is our ability to finance consumers with poor credit histories. Consequently, we have initiated innovative marketing programs designed to attract sub-prime borrowers, assist these customers in establishing good credit, reward those customers who pay on time, develop customer loyalty, and increase referral and repeat business. Among these programs are:

o The Down Payment Back Program. This program encourages customers to make timely payments on their contracts by allowing them to receive a refund of their initial down payment at the end of the contract term, if all payments have been made by the scheduled due date.

o The Income Tax Refund Program. During the first quarter of each year, we offer assistance to customers in the preparation of their income tax returns, including forwarding the customers' tax information to a designated preparer, paying the preparation fee (in most states), and, if they get a tax refund, crediting the refund toward the required down payment. This program enables customers to purchase cars without having to wait to receive their income tax refund.

o $250 Visa Card Program. This program encourages customers to make timely payments on their contracts by allowing them to receive a Visa credit card with an initial credit limit of $250. This program offers otherwise unqualified customers the chance to obtain the convenience of a credit card and rebuild their credit records.

    We also operate a loan-by-phone program using our toll-free telephone number of 1-800-THE-DUCK, and accept credit inquiries on our web site at www.uglyduckling.com. Credit inquiries received over the web are reviewed by our employees, who then contact and schedule an appointment for the customers.

    Sales Personnel and Compensation. Each dealership is run by a general manager who has responsibility for the operations of the dealership facility, including:

    o   profitability of the dealership,
    o   final approval of sales and contract originations,
    o   inventory maintenance,
    o   the appearance and condition of the facility, and
    o   the hiring, training, and performance of dealership employees.

    We also typically staff each  dealership with a sales manager,  an assistant
sales  manager,   three  customer  service   representatives,   five  to  twelve
salespersons, and two lot attendants.

    We train our managers to be contract underwriters. They are paid a base salary and may earn bonuses based upon the overall performance of the contract portfolio originated at their dealership, as well as the dealership's profitability. Sales persons are paid on a commission basis. However, each sale must be underwritten and approved by a manager.

Monitoring and Collections

    One of our goals is to minimize credit losses through close monitoring of contracts in our portfolio. When a car sale is completed, the contract is automatically added to our loan servicing database. Our monitoring and collections staff then use our collections software to monitor the performance of the contracts.

    The collections software provides us with, among other things, up-to-date activity reports, allowing prompt identification of customers whose accounts have become past due. In accordance with our policy, collections personnel contact a customer with a past due account within three days of delinquency to inquire as to the reasons for the delinquency and to suggest ways in which the customer can resolve the underlying problem. Our early detection of a customer's delinquent status, as well as our commitment to working with our customers, allows us to identify and address payment problems quickly, and reduce the chance of credit loss. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Allowance for Credit Losses."

    If our efforts to work with a customer are unsuccessful and the customer becomes seriously delinquent, we will take the necessary steps to minimize our loan loss and protect our collateral. Frequently, delinquent customers will recognize their inability to honor their contractual obligations and will work with us to coordinate "voluntary repossessions" of their cars. In other cases, we hire independent firms to repossess the vehicles. After repossession and a statutorily mandated waiting period, we typically sell the repossessed car in the wholesale market. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Allowance for Credit Losses."

    Unlike most other used car dealership chains or automobile finance companies, we permit our customers to make payments on their contracts in person at any of our dealerships or at any of our collection facilities. Payments received at our dealerships account for a significant portion of monthly contract receipts on the dealership portfolio.

Non-Dealership Operations

    Cygnet Dealer Program. Many independent used car dealers have difficulty obtaining working capital from traditional financing sources. As a result, they are forced to sell the finance receivables that they originate from the sale of used cars at significant discounts in order to obtain the working capital necessary to operate their businesses. Most financing programs available to independent used car dealers do not allow the dealer to service the loans sold. Yet, we believe that dealers prefer to service the loans they originate so they can maintain contact with the customer to more effectively collect payments and generate referrals or repeat business.

    To capitalize on this opportunity, we developed the Cygnet dealer program, which provides qualified dealers with warehouse purchase facilities and revolving lines of credit primarily secured by the dealers' finance receivable portfolios. The dealer remains responsible for collection of finance receivable payments and retains control of the customer relationship. The credit facilities are for specified amounts and are subject to various collateral coverage ratios, maximum advance rates, and performance measurements, depending on the financial condition of the dealer and the quality of the finance receivables originated. As a condition to providing financing, each dealer is required to satisfy certain criteria to qualify for the program, report collection activities to us on a daily basis and provide us with periodic financial statements. In addition, dealers are "audited" by our audit department on a periodic basis. As of March 31, 1999, we had lending relationships with a total of 65 independent dealers in 37 states, with principal balances totaling approximately $55.0 million.

    The dealer collection program is the primary product offered to independent dealers under the Cygnet dealer program. Under this program, we purchase finance receivables at a discount from qualified dealers. The dealer remains responsible for the collection of the contract payments and retains control of the customer relationship. We typically purchase finance receivable contracts at 65% to 75% of the principal balance subject to a maximum of 170% of the Kelly Blue Book wholesale price of the underlying collateral. All cash collections, including regular monthly payments, payoffs and repurchases, are deposited directly by the dealer into a bank account that we maintain and control. We keep all regular monthly cash payments and payoffs, and generally pay the dealer a servicing fee equal to 20% to 25% of the regular monthly cash payments collected. Generally, each dealer pays a nonrefundable initial audit fee plus a processing fee per contract or provides a security deposit. The dealer is required to repurchase all finance receivable contracts that are 45 days past due. The dealer collection program is full recourse to the dealer and typically includes personal guarantees by the principal owners of the dealership.

    We also offer a secured revolving line of credit to qualified dealers under the asset based loan version of the Cygnet dealer program. We generally advance up to 65% of the principal amount of eligible finance receivables subject to a maximum of 170% of the Kelly Blue Book wholesale price of the underlying collateral. We also charge an annual commitment fee of 1% to 2% of the available line and interest on any amounts outstanding at the rate of prime plus 5% to 9%. In addition, each dealer generally pays a nonrefundable initial audit fee plus a processing fee per contract. The dealer is responsible for collection of contract payments and maintaining the customer relationship. All cash collections are deposited directly into a bank account that we maintain and control. Finance receivables that are 45 days delinquent are excluded from the calculation of the amount available under the line of credit. If the exclusion of delinquent contracts causes the line to become over funded, then the dealer must either pay down the line or assign additional qualifying finance receivables to us. Each line of credit is full recourse to the dealer, typically with full guarantees by the principal owners of the dealership.

    Cygnet dealer's net investment in finance receivables purchased from two third party dealers totaled approximately $16.3 million representing approximately 30% of Cygnet dealer's net finance receivables portfolio as of March 31, 1999. There were no other third party dealer loans that exceeded 10% of Cygnet dealer's finance receivable portfolio as of March 31, 1999.

    Bulk Purchasing and Loan Servicing Operations. In 1997 and 1998, we entered into several large servicing and/or bulk purchasing transactions involving third party dealer contract portfolios. The most significant of these transactions is our involvement in the bankruptcy proceedings of First Merchants Acceptance Corporation ("FMAC") described below. Our non-dealership operations service loans from facilities in Aurora, Colorado and Plano, Texas. As of March 31, 1999, our loan servicing segment employed approximately 470 employees and serviced approximately 70,000 loans with an aggregate principal balance of approximately $475 million.

    Our non-dealership operations use separate computer systems from our dealership operations. However, our collection policies and procedures for non-dealership operations are generally the same as those used by our dealership operations.
See "Monitoring and Collections" above.

    The following describes certain aspects of our involvement in the bankruptcy case of FMAC and in FMAC's approved plan of reorganization which were undertaken through our bulk purchasing and loan servicing operations. FMAC emerged from bankruptcy on April 1, 1998.

    Senior Bank Debt Claim. On August 21, 1997, we purchased 78% of the senior bank debt of FMAC for approximately $69 million, which represented a discount of 10% of the outstanding principal amount of such debt. In addition, we agreed to pay the selling banks additional consideration up to the amount of this 10% discount (or approximately $7.6 million) if FMAC makes cash payments or issues notes at market rates to its unsecured creditors and equity holders in excess of 10% of their allowed claims against FMAC. In connection with the purchase, we also issued to the selling banks warrants to purchase up to 389,800 shares of our common stock at an exercise price of $20.00 per share at any time through February 20, 2000. We subsequently purchased the remaining senior bank debt at a 5% discount.

    The contracts securing the senior bank debt were then sold in the fourth quarter to a third party (the "Contract Purchaser") at a gain of approximately $8.1 million ($5.0 million, net of income taxes). We guaranteed to the Contract Purchaser a specified return on the contracts that it purchased. Our maximum exposure on this guarantee was approximately $8.0 million at March 31, 1999. However, we do not believe that we will be required to make any payments under this guarantee. Consequently, we have not accrued any liability related to this guarantee as of March 31, 1999.

    Once the Contract Purchaser has received its guaranteed return on the contracts, we are entitled to additional recoveries from the contracts up to a specified amount. FMAC has guaranteed to us on a non-recourse basis our recovery of this amount, secured by the residual interests and certain equity certificates in FMAC's securitization transactions (collectively, the "B Pieces"). However, with certain exceptions, if we do not continue to service the contracts sold to the Contract Purchaser, the guaranteed amount will be limited to $10 million.

    DIP Facility. We have agreed to provide debtor-in-possession financing to FMAC (the "DIP Facility"). As of March 31, 1999, our maximum commitment under the DIP Facility was reduced to $11.5 million, of which $11.1 million was outstanding. FMAC pays interest on the DIP Facility at 10% per year. The DIP Facility is scheduled to be repaid with certain income tax refunds and, after payment of FMAC's guarantee to us, distributions from FMAC's B pieces. Under the terms of the agreement, FMAC must apply the first $10 million of income tax refunds to pay down the DIP Facility. These payments will permanently reduce the maximum that FMAC can borrow under the DIP Facility. Payments from B Pieces will also pay down and permanently reduce the maximum amount FMAC can borrow under the DIP Facility. Payments made on the DIP Facility from sources other than income tax refunds and B Pieces will not permanently reduce the maximum amount and FMAC is allowed to reborrow such amounts under the DIP Facility. As of March 31, 1999, FMAC had applied approximately $10.0 million in income tax refunds to pay down and reduce the maximum availability under this facility. Although we have declared FMAC in default under the DIP Facility, we have negotiated a resolution of this matter with FMAC, which will include an increase in the DIP Facility by approximately $2.0 million in exchange for other concessions.

    Excess Collections Split. We will split with FMAC any excess recovery on the contracts sold to the Contract Purchaser and on the B Pieces, after FMAC pays its guaranteed amount to us, the DIP Facility and our fees. We are entitled to receive 17 1/2% of the excess with the remaining 82 1/2% being distributed to FMAC (the "Excess Collections Split"). The Excess Collections Split allocation may be reduced or eliminated if certain events occur. As of March 31, 1999, we had not recognized any revenue from the Excess Collections Split. We anticipate recognizing revenue on this transaction at the time collections under the arrangement are probable and reasonably estimable. If several conditions are met, including that our common stock is trading at $8 or more, we have the right to issue shares of common stock to FMAC or its unsecured creditors or equity holders in exchange for all or part of FMAC's portion of the Excess Collection Split.

    Servicing. We service the contracts sold to the Contract Purchaser and the contracts in all but one of FMAC's securitized pools, and receive servicing fees.

    Other Matters. On the effective date of FMAC's plan of reorganization, in addition to the warrants described above, we issued warrants to FMAC to purchase up to 325,000 shares of our common stock at $20.00 per share. These warrants are exercisable through April 1, 2001. See "Risk Factors - We Have Certain Risks Relating to the FMAC Transaction."

Discontinued Operations/Split-Up of the Company

    Contract Purchasing. In 1994, we acquired Champion Financial Services, Inc., an independent automobile finance company. In April 1995, we initiated an aggressive plan to expand Champion's branch office network and, by December 31, 1997, we operated 83 branch offices across the country. In February 1998, we announced our intention to close the branch office network and exit this line of business in the first quarter of 1998. We recorded a pre-tax charge to discontinued operations totaling approximately $9.1 million (approximately $5.6 million, net of income taxes) during the first quarter of 1998. In addition, a $6.0 million charge (approximately $3.6 million, net of income taxes) was taken during the third quarter of 1998 due primarily to higher than anticipated loan losses and servicing expenses. The branch office closure was substantially complete by the end of the first quarter of 1998.

    In the third quarter of 1997, we announced a strategic evaluation of our non-dealership operations, including the possible sale or spin-off of these operations. In February 1998, in addition to closing our branch offices, we announced our intent to evaluate alternatives for our remaining non-dealership operations. On April 28, 1998, we announced that our Board of Directors had directed management to proceed with separating the existing operations into two companies and subsequently formed a new wholly owned subsidiary, Cygnet Financial Corporation ("Cygnet"), to operate the Cygnet dealer program and the bulk purchase and third party loan servicing operations. These businesses were then classified as discontinued operations in our consolidated financial statements. A proposal to split-up the two companies through a rights offering was approved by our stockholders at the annual stockholders meeting held in August 1998. We subsequently issued rights to our stockholders to purchase Cygnet common stock. Due to a lack of stockholder participation, however, the rights offering was canceled. We recorded a $2.0 million charge ($1.2 million, net of income tax) in the third quarter of 1998 to write off the costs associated with the rights offering. In the first quarter of 1999, we reclassified the Cygnet dealer program and bulk purchasing and loan servicing operations into continuing operations for all years presented in the accompanying consolidated financial statements and this prospectus.

    Accordingly, while the branch office network continues to be reported as discontinued operations, the Cygnet dealer program and bulk purchasing and loan servicing operations (including the FMAC transaction) have been reclassified into continuing operations for the years ended December 31, 1998, 1997, and 1996 in our accompanying Consolidated Financial Statements.

Competition

    Although the used car industry has historically been highly fragmented, it has attracted significant attention from a number of large companies, including AutoNation, U.S.A, and Car Max, all of whom have entered the used car sales business or announced plans to develop large used car sales operations. Many franchised automobile dealers have increased their focus on the used car market as well. We believe that these companies are attracted by the relatively high gross margins that can be achieved in this market as well as the industry's lack of consolidation. Many of these companies and franchised dealers have significantly greater financial, marketing and other resources than we have. However, none of these companies currently represent significant direct competition in the sub-prime market. Currently, our major competition for our dealership operations is the numerous independent buy here-pay here dealers that sell and finance sales of used cars to sub-prime borrowers. See "Business--Company Dealership Operations" for a description of how we distinguish our operations from those of typical buy here-pay here dealers.

    Our non-dealership operations are also highly competitive. In these operations, we compete with a variety of finance companies, financial institutions, and providers of financial services, many of whom have significantly greater resources, including access to lower priced capital. In addition, there are numerous financial services companies serving, or capable of serving these markets. While traditional financial institutions, such as commercial banks, saving and loans, credit unions, and captive finance companies of major automobile manufacturers, have not consistently served the sub-prime markets, the yields earned by companies involved in sub-prime financing have encouraged certain of these traditional institutions to enter, or contemplate entering, these markets.

    Increased competition may cause downward pressure on sales prices and/or on the interest rate we charge on contracts originated at our dealerships, or cause us to reduce or eliminate acquisition discounts on the contracts we purchase in our non-dealership operations. Such events would have a material adverse affect on us.

Regulation, Supervision, and Licensing

    Our operations are subject to ongoing regulation, supervision, and licensing under various federal, state, and local laws related to the sale of cars, the extension of credit, and the collections of loans. Among other things, these laws:

    o   require that we obtain and maintain certain licenses and qualifications,
    o limit or prescribe terms of the contracts that we originate and/or purchase,
    o   require specific disclosures to customers,
    o   limit our right to repossess and sell collateral, and
    o   prohibit us from discriminating against certain customers.

    We typically charge fixed interest rates significantly in excess of traditional finance companies on the contracts originated at our dealerships. Currently, a significant portion of our used car sales activities are conducted in, and a significant portion of the contracts we service were originated in, states which do not impose limits on the interest rate that a lender may charge. However, we have expanded, and will continue to expand our operations into states that impose interest rate limits, such as Florida and Texas.

    We believe that we are currently in substantial compliance with all applicable material federal, state, and local laws and regulations. However, if we do not remain in compliance with such laws, this failure could have a material adverse effect on our operations. In addition, the adoption of additional laws, changes in the interpretation of existing laws, or our entrance into jurisdictions with more stringent regulatory requirements could have a material adverse effect on our business.

Trademarks and Proprietary Rights

    We have an ongoing program under which we evaluate our intellectual property and consider appropriate Federal and State intellectual property related filings. We believe that the value of our trademarks is increasing with the development of our business. We believe we have taken appropriate measures to protect our proprietary rights. However, there can be no assurance that such efforts have been successful.

Employees

    At March 31, 1999, we employed approximately 2,100 persons. None of our employees are covered by a collective bargaining agreement.

Properties

    As of March 31, 1999, we leased substantially all of our facilities, including 58 dealerships, 4 collection facilities that service our dealership portfolios, 3 non-dealership collection facilities, 11 inspection centers, and our corporate offices. We are continuing to negotiate lease settlements and terminations with respect to our branch office network closure. Our corporate and divisional administrative offices are located in approximately 40,000 square feet of leased space in Phoenix, Arizona.

Legal Proceedings

    We sell our cars on an "as is" basis. We require all customers to acknowledge in writing on the date of sale that we disclaim any obligation for vehicle-related problems that subsequently occur. Although we believe that these disclaimers are enforceable under applicable laws, there can be no assurance that they will be upheld in every instance. Despite obtaining these disclaimers, in the ordinary course of business, we receive complaints from customers relating to vehicle condition problems as well as alleged violations of federal and state consumer lending or other similar laws and regulations. Most of these complaints are made directly to us or to various consumer protection organizations and are subsequently resolved. However, customers occasionally name us as a defendant in civil suits filed in state, local, or small claims courts. Additionally, in the ordinary course of business, we are a defendant in various other types of legal proceedings. Although we cannot determine at this time the amount of the ultimate exposure from these lawsuits, if any, based on the advice of counsel, we do not expect the final outcome to have a material adverse effect on our financial position.


                                   MANAGEMENT

Directors and Executive Officers

    Information concerning our directors and executive officers as of June 21, 1999 is below. The table gives the name, age, positions and offices with Ugly Duckling, principal occupation and business experience of the individual, family relationships, other directorships and certain other biographical information for our directors and executive officers. The table also includes for our directors the year in which he first became a director for us:

------------------------------- --------- ---------------------------------------------------------------------- -----------
Name                            Age       Position with Ugly Duckling & Business Experience                      Director
                                                                                                                 Since
------------------------------- --------- ---------------------------------------------------------------------- -----------
Ernest C. Garcia II                42     Chairman of the Board and Chief  Executive  Officer of Ugly  Duckling     1992
                                          since its founding in 1992.  Mr. Garcia also served as President from
                                          1992 to 1996.  Since  1991,  Mr.  Garcia has served as  President  of
                                          Verde   Investments,   Inc.   (Verde),   a  real  estate   investment
                                          corporation  that is an  affiliate  of Ugly  Duckling.  Mr.  Garcia's sister is married to Mr. Johnson,  our General Counsel and Secretary.
                                          See   "Involvement  in  Certain  Legal   Proceedings"   and  "Certain
                                          Relationships and Related Transactions."
------------------------------- --------- ---------------------------------------------------------------------- -----------

------------------------------- --------- ---------------------------------------------------------------------- -----------
Christopher D. Jennings            45     Director of Ugly  Duckling.  Also,  a Managing  Director of Friedman,     1996
                                          Billings,  Ramsey & Co.,  Inc.,  an investment  banking  firm,  since
                                          April 1998. Mr. Jennings served as a managing  director of Cruttenden
                                          Roth  Incorporated  (Cruttenden  Roth),  also an  investment  banking firm,  from  1995 to April  1998.  From  1992 to 1994,  Mr.  Jennings
                                          served as a Managing  Director at the investment  banking firm, Sutro
                                          & Co. From 1989 to 1992,  Mr.  Jennings  served as a Senior  Managing
                                          Director at Maiden Lane  Associates,  Ltd.,  a private  equity  fund.
                                          Prior to 1989, Mr. Jennings served in various  positions with,  among others, Dean Witter Reynolds,  Inc. and Warburg Paribas Becker, Inc.,
                                          both of which are investment  banking firms.  Mr.  Jennings is also a director of  GlobalNet  Financial.com,  an  international  multimedia provider of online news and  information  services to the  investment community.  Mr.  Jennings  is  a  member  of  both  the  Compensation
                                          Committee  and  the  Audit  Committee  of  our  board.  See  "Certain
                                          Relationships and Related  Transactions"  and "Security  Ownership of
                                          Certain Beneficial Owners and Management."
------------------------------- --------- ---------------------------------------------------------------------- -----------

                                       49

------------------------------- --------- ---------------------------------------------------------------------- -----------
John N. MacDonough                 55     Director  of Ugly  Duckling.  Also,  the  former  Chairman  and Chief     1996
                                          Executive  Officer of Miller Brewing  Company,  a brewer and marketer of beer,  from 1993  until  April  1999.  Mr.  MacDonough  previously served  from 1992 to 1993 as  Miller  Brewing's  President  and Chief
                                          Operating  Officer.  Prior  to  1992,  he  was  employed  in  various positions  at Anheuser  Busch,  Inc.,  also a brewer and  marketer of beer.  Mr.  MacDonough  is also a director  of Marshall & Ilsley Bank
                                          and  Wisconsin   Energy   Corporation,   a  utility  engaged  in  the
                                          generation,  transmission,  distribution and sale of electric energy.
                                          He is married to the sister of Mr. Sullivan.
------------------------------- --------- ---------------------------------------------------------------------- -----------

------------------------------- --------- ---------------------------------------------------------------------- -----------
Gregory B. Sullivan                41     Director,  President  and Chief  Operating  Officer of Ugly  Duckling     1998
                                          Corporation,   since  1998  as  Director  and  since  March  1996  as
                                          President and COO. Mr.  Sullivan has also served as President of Ugly
                                          Duckling  Car Sales,  Inc.  since  December  1996.  From 1995 through
                                          February  1996,  Mr.  Sullivan was a  consultant  for us. He formerly served as President  and  principal  stockholder  of National  Sports
                                          Games,  Inc.,  an  amusement  game  manufacturing   company  that  he
                                          co-founded in 1989 and sold in 1994.  Prior to 1989, Mr. Sullivan was involved in the  securities  industry and  practiced law with a large
                                          Arizona firm.  He is an inactive  member of the State Bar of Arizona.
                                          Mr. Sullivan's sister is married to Mr. MacDonough.
------------------------------- --------- ---------------------------------------------------------------------- -----------

------------------------------- --------- ---------------------------------------------------------------------- -----------
Frank P. Willey                    45     Director of Ugly  Duckling.  Also,  President  of  Fidelity  National     1996
                                          Financial,  Inc., a title  insurance  underwriter,  since 1995.  From
                                          1984 to 1995,  Mr. Willey served as the Executive  Vice President and
                                          General  Counsel of Fidelity  National  Title.  Mr.  Willey is also a director of Fidelity  National  Financial,  Inc. and CKE Restaurants,
                                          Inc., an operator of various  quick-service  restaurant chains. He is a member of both the  Compensation  Committee and the Audit Committee of our board.
------------------------------- --------- ---------------------------------------------------------------------- -----------

------------------------------- --------- ---------------------------------------------------------------------- -----------
Steven P. Johnson                  39     Senior  Vice  President,   General  Counsel  and  Secretary  of  Ugly      --
                                          Duckling,  since 1992. Since 1991, Mr. Johnson has also served as the
                                          General  Counsel of Verde,  an affiliate  of us.  Prior to 1991,  Mr.
                                          Johnson practiced law in Tucson,  Arizona. Mr. Johnson is licensed to practice  law in Arizona and Colorado and is married to the sister of
                                          Mr. Garcia.
------------------------------- --------- ---------------------------------------------------------------------- -----------

------------------------------- --------- ---------------------------------------------------------------------- -----------
Steven T. Darak                    51     Senior Vice President and Chief  Financial  Officer of Ugly Duckling,      --
                                          since February  1994,  having joined us in 1994 as Vice President and
                                          Chief  Financial  Officer.  From 1989 to 1994,  Mr.  Darak  owned and operated  Champion  Financial  Services,  Inc.,  a used  car  finance company we acquired in early 1994.  Prior to 1989,  Mr.  Darak served
                                          in  various   positions  in  the  banking   industry  and  in  public
                                          accounting.
------------------------------- --------- ---------------------------------------------------------------------- -----------

                                      50

------------------------------- --------- ---------------------------------------------------------------------- -----------
Donald L. Addink                   49     Treasurer  and  Senior  Vice  President  -  Senior  Analyst  of Ugly       --
                                          Duckling,  since June 1999 as Treasurer  and since  November  1998 as
                                          Senior Vice President - Senior  Analyst.  From 1995 to November 1998,
                                          he served as our Vice President - Senior Analyst.  From 1988 to 1995,
                                          Mr. Addink served as Executive  Vice President of Pima Capital Co., a life insurance  holding company.  Prior to 1988, Mr. Addink served in various capacities with a variety of insurance companies.  Mr. Addink is a Fellow of the Society of Actuaries  and a Member of the American
                                          Academy of Actuaries.
------------------------------- --------- ---------------------------------------------------------------------- -----------


    Directors of Ugly Duckling are elected for 1 year terms. Each of our directors serve until the following annual meeting of Ugly Duckling or until his successor is duly elected and qualified. Our executive officers serve at the discretion our Board of Directors. The term of office for the officers named above will expire in July 2000 or on their earlier retirement, resignation, or removal. Except as summarized above, there is no family relationship among any of our directors or executive officers.

Involvement in Certain Legal Proceedings

    Prior to 1992, when he founded Ugly Duckling, Ernest C. Garcia II was involved in various real estate, securities, and banking ventures. Arising out of two transactions in 1987 between Lincoln Savings and Loan Association
(Lincoln) and entities controlled by Mr. Garcia, the Resolution Trust Corporation, which ultimately took over Lincoln, asserted that Lincoln improperly accounted for the transactions and that Mr. Garcia's participation in the transactions facilitated the improper accounting. Facing severe financial pressures, Mr. Garcia agreed to plead guilty to one count of bank fraud, but in light of his cooperation with authorities both before and after he was charged, was sentenced to only three years probation, which has expired, was fined $50 (the minimum fine the court could assess), and during the period of his probation, which ended in 1996, was banned from becoming an officer, director or employee of any federally-insured financial institution or a securities firm without governmental approval. In separate actions arising out of this matter, Mr. Garcia agreed not to violate the securities laws, and filed for bankruptcy both personally and with respect to certain entities he controlled. The bankruptcies were discharged by 1993.

COMPENSATION OF EXECUTIVE OFFICERS, BENEFITS AND RELATED MATTERS

Summary Compensation Table

    The table below sets forth information concerning the annual and long-term compensation for services rendered in all capacities for us during the three fiscal years ended December 31, 1998 of our Named Executive Officers. "Named Executive Officers" consist of (1) our Chairman of the Board and Chief Executive Officer, (2) our 4 next most highly compensated executive officers serving as executive officers at December 31, 1998, and (3) 2 additional individuals who would have been reported under (2) above but for the fact that the individuals were not serving as executive officers for Ugly Duckling at December 31, 1998.


----------------------------------------- -------- ----------------------------------- -------------------------- ----------
                                                          ANNUAL COMPENSATION           LONG-TERM COMPENSATION
                                                   ----------------------------------- --------------------------
                                                                                                AWARDS
                                                                                       ------------- ------------
                                                                             OTHER                   SECURITIES
                                                                             ANNUAL     RESTRICTED     UNDER-     ALL OTHER
           NAME AND PRINCIPAL                                               COMPEN-       STOCK         LYING      COMPEN-
                POSITION                   YEAR      SALARY      BONUS       SATION      AWARD(S)      OPTIONS     SATION
                                                      ($)                     ($)          ($)         (#)(1)      ($)(2)
----------------------------------------- -------- ----------- ----------- ----------- ------------- ------------ ----------
Ernest C. Garcia II                       1998     $150,462          --    $ 3,228(3)       --             --     $ 1,000
    Chairman of the Board and             -------- ----------- ----------- ----------- ------------- ------------ ----------
    Chief Executive Officer               1997      131,677          --     2,985(3)        --             --        950
                                          -------- ----------- ----------- ----------- ------------- ------------ ----------
                                          1996      121,538          --     2,950(3)        --             --        923
                                          -------- ----------- ----------- ----------- ------------- ------------ ----------
----------------------------------------- -------- ----------- ----------- ----------- ------------- ------------ ----------
Gregory B. Sullivan                       1998     $208,308          --    $ 1,156(4)       --        500,000     $  833
    President and Chief                   -------- ----------- ----------- ----------- ------------- ------------ ----------
    Operating Officer                     1997      197,846          --        --           --             --        554
                                          -------- ----------- ----------- ----------- ------------- ------------ ----------
                                          1996       97,385(4)       --(4)     --(4)        --        125,000         --
                                          -------- ----------- ----------- ----------- ------------- ------------ ----------
----------------------------------------- -------- ----------- ----------- ----------- ------------- ------------ ----------
Steven T. Darak                           1998     $180,961          --    $ 1,750(5)       --         65,001(6)      --
    Senior Vice President and             -------- ----------- ----------- ----------- ------------- ------------ ----------
    Chief Financial Officer               1997      148,654    $ 25,000      1,750(5)       --             --         --
                                          -------- ----------- ----------- ----------- ------------- ------------ ----------
                                          1996      100,000     100,000      9,250(5)       --         40,000         --
                                          -------- ----------- ----------- ----------- ------------- ------------ ----------
----------------------------------------- -------- ----------- ----------- ----------- ------------- ------------ ----------
Steven P. Johnson                         1998     $179,023          --        --           --         42,500(7)  $ 1,252
    Senior Vice President,                -------- ----------- ----------- ----------- ------------- ------------ ----------
    General Counsel and Secretary         1997      131,677          --        --           --         20,000         820
                                          -------- ----------- ----------- ----------- ------------- ------------ ----------
                                          1996      121,538          --        --           --         25,000         566
                                          -------- ----------- ----------- ----------- ------------- ------------ ----------
----------------------------------------- -------- ----------- ----------- ----------- ------------- ------------ ----------
Donald L. Addink                          1998     $171,346    $ 40,000        --           --         33,500(8)  $ 1,000
    Treasurer and Senior Vice             -------- ----------- ----------- ----------- ------------- ------------ ----------
    President -- Senior Analyst           1997      139,671      10,000        --           --             --         950
                                          -------- ----------- ----------- ----------- ------------- ------------ ----------
                                          1996      122,142      10,000        --           --         42,000         985
                                          -------- ----------- ----------- ----------- ------------- ------------ ----------
----------------------------------------- -------- ----------- ----------- ----------- ------------- ------------ ----------
Walter T. Vonsh(10)                       1998     $155,869    $ 81,000    $ 1,125(3)       --             --     $ 1,000
    Former Senior Vice President          -------- ----------- ----------- ----------- ------------- ------------ ----------
    --- Credit                            1997      150,000          --      2,550(3)       --             --         889
                                          -------- ----------- ----------- ----------- ------------- ------------ ----------
                                          1996      126,923      30,000      5,000(3)       --         50,000         277
                                          -------- ----------- ----------- ----------- ------------- ------------ ----------
----------------------------------------- -------- ----------- ----------- ----------- ------------- ------------ ----------
Steven A. Tesdahl(10)                     1998     $187,115          --        --           --         75,000(9)  $ 1,000
    Senior Vice President                 -------- ----------- ----------- ----------- ------------- ------------ ----------
    and Chief Information Officer         1997       53,846          --        --      $100,000(11)   100,000         --
    of Ugly Duckling Car Sales            -------- ----------- ----------- ----------- ------------- ------------ ----------
                                          1996           --          --        --           --             --         --
----------------------------------------- -------- ----------- ----------- ----------- ------------- ------------ ----------

(1) The amounts shown in this column represent stock options granted either pursuant to the Incentive Plan or the Executive Plan. For the Incentive Plan, options generally vest over a 5-year period, with 20.0% of the options becoming exercisable on each successive anniversary of the date of grant. For the Executive Plan, options vest over a 5-year period, with 20.0% becoming exercisable on each successive anniversary of the date of grant, but subject to additional vesting hurdles based on the market price of our common stock as traded on Nasdaq. Regardless of the preceding vesting schedule being met for the Executive Plan options, such options fully vest on January 15, 2005 (i.e., "cliff vest"). See "Compensation of Executive Officers, Benefits and Related Matters - Long Term Incentive Plan" and " --- 1998 Executive Incentive Plan" for a discussion of the Incentive Plan and Executive Plan, respectively.
(2) The amounts shown in this column include the dollar value of 401(k) plan contributions made by Ugly Duckling for the benefit of our Named Executive Officers.
(3) These amounts include car allowances as follows: (a) Mr. Garcia -- a $3,228 car allowance during 1998, a $2,985 car allowance during 1997 and a $2,950 car allowance during 1996; and (b) Mr. Vonsh - a $1,125 car allowance during 1998, a $2,550 car allowance during 1997, and a $5,000 car allowance during 1996.
(4) Mr. Sullivan became an executive officer of Ugly Duckling during March 1996. Prior to that, he was an independent contractor for us. Therefore, the above table does not reflect the Annual Compensation paid to Mr. Sullivan while he was an independent contractor in 1996. Other Annual Compensation includes $1,156 for Mr. Sullivan's personal use of a company car for a portion of 1998.
(5) These amounts include $7,500 that we paid for a Phoenix apartment for Mr. Darak during 1996, while his full time residence was in Tucson, Arizona, and a $1,750 car allowance during each of 1998, 1997 and 1996.
(6) Includes 15,001 options that were cancelled and reissued on November 17, 1998. See "Report on Repricing of Options."
(7) Includes 17,500 options that were cancelled and reissued on November 17, 1998. See "Report on Repricing of
         Options."
(8) Includes 8,500 options that were cancelled and reissued on November 17, 1998. See "Report on Repricing of Options."
(9) Includes 50,000 options that were cancelled and reissued on November 17, 1998. See "Report on Repricing of Options."
(10) Employment changes occurred for these officers as follows: (a) Mr. Vonsh -- effective March 1998, resigned his officer position of Senior Vice President -- Credit for Ugly Duckling, but he continues to be employed by us in other positions and capacities; and (b) Mr. Tesdahl -- effective November 1998, we revised our officer structure and as part of that process, Mr. Tesdahl stopped being an executive officer for Ugly Duckling. He continues to be employed by us as a Senior Vice President and Chief Information Officer of Ugly Duckling Car Sales. Mr. Tesdahl began his employment and became an executive officer of Ugly Duckling in September 1997.
(11) The dollar amount shown represents the market value as of the grant date of restricted stock awarded to Mr. Tesdahl upon his initial hiring in September 1997. The grant was pursuant to his employment agreement with us and was made outside of the Incentive Plan and the Executive Plan. The award was for approximately 7,692 shares at $13.00 per share (based on the closing price of our stock on the grant date as reported by Nasdaq). Under Mr. Tesdahl's employment agreement, these shares vested 100% in January 1998. At December 31, 1998, Mr. Tesdahl retained 4,565 shares from the restricted stock award, valued at $21,136 (based on the December 31, 1998 closing price of our stock of $4.63 per share as reported by Nasdaq).

Option Grants In Last Fiscal Year

    The following table provides information on option grants for the fiscal year ended December 31, 1998 to each of our Named Executive Officers.

------------------------------------------------------------------------------------------ --------------------------------
                                                                                            POTENTIAL REALIZABLE VALUE AT
                                    INDIVIDUAL GRANTS                                       ASSUMED ANNUAL RATES OF STOCK
                                                                                            PRICE APPRECIATION FOR OPTION
                                                                                                       TERM(1)
--------------------------- --------------- ----------------- ----------- ---------------- --------------- ----------------
                                               PERCENT OF
                              NUMBER OF          TOTAL
                              SECURITIES    OPTIONS GRANTED
                              UNDERLYING      TO EMPLOYEES    EXERCISE
                               OPTIONS       IN FISCAL YEAR     PRICE       EXPIRATION
           NAME               GRANTED (#)                       ($/SH)         DATE       5%($)       10%($)
---------------------------   ---------      -----    -----------   ----------------   ----------   ----------
Ernest C. Garcia II                  --         --             --                 --           --           --
---------------------------   ---------      -----    -----------   ----------------   ----------   ----------
Gregory B. Sullivan             250,000(2)   17.2%    $      8.25   1/15/2008          $1,297,095   $3,287,094
                                250,000(3)   17.2%           8.25   1/15/2008           1,297,095    3,287,094
---------------------------   ---------      -----    -----------   ----------------   ----------   ----------
Steven T. Darak                  50,000(2)    3.5%    $      8.25   1/15/2008          $  259,419   $  657,419
                                 15,001(4)    1.0%           5.13   11/17/2004(4)          26,172       59,376
---------------------------   ---------      -----    -----------   ----------------   ----------   ----------
Steven P. Johnson                25,000(2)    1.7%    $      8.25   1/15/2008          $  129,710   $  328,709
                                 17,500(4)    1.2%           5.13   11/17/2004(4)          30,532       69,267
---------------------------   ---------      -----    -----------   ----------------   ----------   ----------
Donald L. Addink                 25,000(2)    1.7%    $      8.25   1/15/2008          $  129,710   $  328,709
                                  8,500(4)    0.6%           5.13   11/17/2004(4)          14,830       33,644
---------------------------   ---------      -----    -----------   ----------------   ----------   ----------
Walter T. Vonsh                     --          --             --                 --           --           --
---------------------------   ---------      -----    -----------   ----------------   ----------   ----------
Steven A. Tesdahl                25,000(2)    1.7%    $      8.25   1/15/2008          $  129,710   $  328,709
                                 50,000(4)    3.5%           5.13   11/17/2004(4)          87,235      197,905
---------------------------   ---------      -----    -----------   ----------------   ----------   ----------

(1) Potential Realized Values are net of the exercise price, but before taxes associated with the exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future price of our common stock. Actual gains, if any, on stock option exercises will depend upon the future market prices of our common stock on the date of exercise. Accordingly, there can be no assurance that the values shown in the last 2 columns will be realized. The closing price of our common stock on June 21, 1999 was $7.50 per share.
(2) On January 15, 1998, these Named Executive Officers of Ugly Duckling were granted these performance-based stock option awards under the Executive Plan. They are part of the initial grants that were approved by our board, the Compensation Committee and ultimately our stockholders at the 1998 annual meeting. The initial grants have exercise prices equal to the fair value of our common stock on the date of grant. They vest over a 5-year period, with 20.0% becoming exercisable on each successive anniversary of the date of grant, but subject to additional vesting hurdles based on the market price of our common stock as traded on Nasdaq. However, even if the market price hurdles are not met, these options fully vest on January 15, 2005 (i.e., "cliff vest"). The options have 10-year terms. See "Compensation of Executive Officers, Benefits and Related Matters - 1998 Executive Incentive Plan" for additional information on these initial grants and our Executive Plan.
(3) These options were granted to Mr. Sullivan under the Incentive Plan at an exercise price equal to the fair value of the shares on the date of grant. The options have a 10-year term. The options vest over a 5-year period, with 20.0% becoming exercisable on each successive anniversary of the date of grant. See "Compensation of Executive Officers, Benefits and Related Matters - Long Term Incentive Plan" for additional information on this grant and our Incentive Plan.
(4) In November 1998, we repriced certain outstanding options. As a condition to the repricing, the optionee was required to reduce the number of shares underlying the repriced grant by 50%. The number in the table represents the repriced options remaining after the reduction. See "Report on Repricing of Options."

Recent Option Grants In 1999

    On March 2, 1999, the Compensation Committee reviewed and approved grants of stock options to Ugly Duckling employees. These grants include the right to acquire an aggregate of approximately 452,400 shares of our common stock. The options include awards to the following Named Executive Officers to acquire our common stock at an exercise price of $5.56 per share: (1) a 100,000 share option to Ernest C. Garcia II; (2) a 125,000 share option to Gregory B. Sullivan; (3) a 35,000 share option to Steven T. Darak; (4) a 20,000 share option to Steven P. Johnson; and (5) a 35,000 share option to Donald L. Addink. The grants to Messrs. Sullivan and Darak are performance-based stock options with cliff vesting. The exercise price for these grants equaled the fair value of the shares on the date of grant.

    Aggregated Option Exercises in Last Fiscal Year and Option Values as of December 31, 1998

    The table below sets forth information with respect to option exercises and the number and value of options outstanding at December 31, 1998 held by our Named Executive Officers. Generally, we have not issued any other forms of stock based awards.


--------------------------- ---------------- ----------------- ---------------------------------- ----------------------------------
                                                                     NUMBER OF SECURITIES               VALUE OF UNEXERCISED
                                                                     UNDERLYING OPTIONS AT             IN-THE-MONEY OPTIONS AT
                                                                    FISCAL YEAR END (#)(1)             FISCAL YEAR END ($)(2)
                                                               ----------------- ---------------- ----------------- ----------------
                                SHARES
                              ACQUIRED ON         VALUE
           NAME              EXERCISE (#)      REALIZED ($)      EXERCISABLE      UNEXERCISABLE     EXERCISABLE      UNEXERCISABLE
--------------------------- ---------------- ----------------- ----------------- ---------------- ----------------- ----------------
Ernest C. Garcia II           --               --                --                --               --                --
--------------------------- ---------------- ----------------- ----------------- ---------------- ----------------- ----------------
Gregory B. Sullivan           --               --              79,600             561,400          $141,984          $94,656
--------------------------- ---------------- ----------------- ----------------- ---------------- ----------------- ----------------
Steven T. Darak               --               --               4,000              71,001           --                --
--------------------------- ---------------- ----------------- ----------------- ---------------- ----------------- ----------------
Steven P. Johnson             4,000          $13,820(4)          --                48,500           --                --
--------------------------- ---------------- ----------------- ----------------- ---------------- ----------------- ----------------
Donald L. Addink             20,000(3)       $30,000(4)          --                33,500           --                --
--------------------------- ---------------- ----------------- ----------------- ---------------- ----------------- ----------------
Walter T. Vonsh               --               --              20,000              30,000           --                --
--------------------------- ---------------- ----------------- ----------------- ---------------- ----------------- ----------------
Steven A. Tesdahl             --               --                --                75,000           --                --
--------------------------- ---------------- ----------------- ----------------- ---------------- ----------------- ----------------

(1) For the Incentive Plan, generally, options vest over a 5-year period, with 20% of the options becoming exercisable on each successive anniversary of the date of grant. For the Executive Plan, options vest over a 5-year period, with 20% of the options becoming exercisable on each successive anniversary of the date of grant, but subject to additional vesting hurdles based on the market price of our common stock as traded on Nasdaq. In any event, such options fully vest on January 15, 2005 (i.e., "cliff vest"). See "Compensation of Executive Officers, Benefits and Related Matters- Long Term Incentive Plan" and " --- 1998 Executive Incentive Plan" for additional information on the Incentive Plan and Executive Plan, respectively.
(2) In-the-money options are options for which the option exercise price (the fair market value on the date of grant) was lower than the market price of our common stock on December 31, 1998. The market price of our common stock on December 31, 1998 was $4.63 per share based on the closing price of our stock on that date as reported by Nasdaq. The values in the last two columns have not been, and may never be, received by the Named Executive Officers. Actual gains, if any, on option exercises will depend on the value of the common stock on the exercise dates. Accordingly, there can be no assurance that the values shown in the last 2 columns will be realized. The closing price of our common stock on June 21, 1999 was $7.50 per share.
(3) In January 1998, Mr. Addink exercised 20,000 stock options at an exercise price of $6.75 per share. As discussed in this prospectus, these options were subject to accelerated vesting pursuant to Mr. Addink's restated employment agreement with us. See " -- Contracts with Directors and Executive Officers and Severance Arrangements - Donald L. Addink."
(4) The value realized represents the value of stock options exercised during the last fiscal year. The value realized was calculated by subtracting the exercise price of each relevant option from the fair market value of the common stock underlying the options as of the exercise date. The fair market value of our common stock was based on the closing price of Ugly Duckling stock on the date of exercise as reported by Nasdaq. Under Ugly Duckling's plans, the exercise date is the date the participant provides notice to us of his/her exercise and method of payment.

Long-Term Incentive Plan

    In June 1995, our stockholders approved the Long Term Incentive Plan (Incentive Plan). We believe that our Incentive Plan promotes the success and enhances the value of Ugly Duckling by (1) linking the personal interests of participants to those of our stockholders, and (2) providing participants with an incentive for outstanding performance. Under the Incentive Plan, we may grant various types of awards to our employees, consultants and advisors, including:

o   incentive stock options (ISOs),
o   nonqualified stock options (NQSOs),
o   performance shares,
o   restricted stock, and
o   performance-based awards.

    The Incentive Plan is administered by our board or a board committee (i.e., Compensation Committee), whose membership qualifies as non-employee directors and outside directors. The Compensation Committee has the authority to administer the plan, including the power to determine -

o   eligibility,
o   type and number of awards to be granted, and
o   terms and conditions of any award granted, including the price and timing of
    awards,    vesting   and   acceleration   of   such   awards   (other   than
    performance-based awards).

    Thus far, we have only granted ISOs and NQSOs under this plan. Generally, these stock options have been subject to vesting over a 5-year period, with 20.0% of the options becoming exercisable by the holder on each successive anniversary date of the grant. The options generally expire 10 years after the grant date. The total number of shares of our common stock initially available for awards under the Incentive Plan was 1,800,000. The exercise price of all options granted under the plan in the past has equaled or exceeded the fair market value of our common stock on the date of grant. The plan has a "change of control" provision that is summarized below in this prospectus. See "Compensation of Executive Officers, Benefits and Related Matters -- Change of Control Arrangements."

    In January 1998, the Compensation Committee granted, subject to certain conditions, approximately 775,000 options to purchase common stock to several of our officers, 250,000 of which were granted under the Incentive Plan and the remaining 525,000 of which were granted under the 1998 Executive Incentive Plan. In March 1999, the Compensation Committee granted, subject to certain conditions, approximately 152,400 options under the Incentive Plan. Also in January 1998 and later in November 1998, we repriced certain options under the Incentive Plan after the Compensation Committee approved the repricings.

    At June 28, 1999, we had granted options under the plan to purchase approximately 1,396,000 shares of our common stock (net of canceled and lapsed grants) to various of our employees, of which approximately 1,125,000 were outstanding. Also at June 28, 1999, there were approximately 404,000 of our shares that remained available for grant under the plan.

1998 Executive Incentive Plan

    The 1998 Executive Incentive Plan (Executive Plan) was approved by our stockholders at our 1998 annual meeting. The plan became effective as of January 1998. Under the Executive Plan, Ugly Duckling may grant ISOs, NQSOs, SARs, performance shares, restricted stock, and performance-based awards to its employees, consultants and advisors. Although the Executive Plan allows broad based awards to be granted and thus is similar to the Incentive Plan, we currently intend to utilize the Executive Plan primarily for performance-based awards to our executives and key employees. The total number of shares of our common stock initially available for awards under the Executive Plan was 800,000. The exercise price of all options granted under the Executive Plan in the past has been equal to the fair market value of our common stock on the date of grant. The plan is administered by the Compensation Committee and has a "change of control" provision that is summarized below in this prospectus. See "-- Change of Control Arrangements."

    In January 1998, the Compensation Committee granted, subject to certain conditions, approximately 775,000 options to purchase our common stock to several of our officers, 525,000 of which were granted under the Executive Plan and the remaining 250,000 of which were granted under the Incentive Plan. In March 1999, the Compensation Committee granted, subject to certain conditions, approximately 300,000 options under the Executive Plan.

    At June 28, 1999, we had granted options under the plan to purchase 760,000 shares of our common stock (net of canceled and lapsed grants) to various officers of Ugly Duckling, all of which are outstanding. Also at June 28, 1999, there were 40,000 shares that remained available for grant under the plan.

    Other than as summarized and noted above, the Executive Plan is similar to the Incentive Plan as described in this Prospectus.

401(k) Plans

    Under both of our 401(k) plans, eligible employees may direct that we withhold a portion of their compensation, up to a legally established maximum, and contribute this amount to their accounts. We place all 401(k) plan contributions in trust funds within our 401(k) plans. Participants may direct the investment of their account balances among mutual or investment funds available under the plans. The 401(k) plans provide a matching contribution of 25.0% of a participant's pretax contributions up to 6% of the participant's compensation. Under one of our 401(k) plans, Ugly Duckling's matching contributions are generally made in the form of Ugly Duckling common stock. Under both plans, discretionary additional contributions may be made by us, if we authorize them. Amounts contributed to participant accounts under the 401(k) plans and any earnings or interest accrued on the participant accounts are generally not subject to federal income tax until distributed to the participant and, except in limited cases, the participant may not withdraw such amounts until death, retirement or termination of employment.

Report on Repricing of Options

    During 1998, the Compensation Committee of our board approved 2 separate plans to reprice certain outstanding stock options under the Incentive Plan. The first repricing occurred on January 15, 1998 and excluded Ugly Duckling's executive officers from the repricing program (January Repricing). In connection with the January Repricing the Compensation Committee retained a compensation consultant who advised the members on the reasonableness and appropriateness of the repricing. The second repricing occurred on November 17, 1998 and included certain executive officers in the program (November Repricing). During 1997 and 1998, Ugly Duckling's stock declined leaving many key employees with options that had exercise prices significantly above the trading range of our stock (i.e., the options were "underwater"). Both the January Repricing and November Repricing were offered to a broad base of Ugly Duckling's non-executive officers and other employees holding options under the Incentive Plan. As part of both repricings, the exercise price of the options was reduced to equal or exceed the then fair market value of Ugly Duckling's stock on the date of the repricings, as measured by the closing price of its stock on such date per Nasdaq. Other than the 2 repricings that occurred in 1998, Ugly Duckling has not repriced any options held by any of its employees.

    For the January Repricing, eligible options were repriced to $9.75 per share. The repriced exercise price was at a premium over the market price of Ugly Duckling's stock on the date of the reprice. On the date of the repricing, Ugly Duckling's stock closed at $8.25 per share. The repricing did not change any other term of the eligible options, including vesting.

    For the November Repricing, the Compensation Committee decided to give certain optionees (including executive officers) a new opportunity to cancel and reprice certain underwater options. Generally, this repricing allowed optionees with grants at exercise prices of $9.75 and above the choice of repricing specific grants to an exercise price of $5.13, the closing price of Ugly Duckling's stock on the date of the repricing. The term of each repriced option began anew on the date of repricing. In exchange for the lower exercise price and extended term, the optionees were required to (1) reduce their number of eligible shares under each grant by 50%, and (2) start the original vesting schedule over again.

Contracts with Directors and Executive Officers and Severance Arrangements

    Ernest C. Garcia II. On January 1, 1996, we entered into a 3-year employment agreement with Mr. Garcia, our Chairman and Chief Executive Officer. This agreement was extended for another 3-year term effective December 31, 1998. The agreement established Mr. Garcia's base salary for 1996 at $120,000 per year and provides a minimum 10.0% increase in the base salary each year throughout the term of the agreement. In addition, the agreement provides for the continuation of Mr. Garcia's base salary and certain benefits for a period of 1 year in the event Mr. Garcia is terminated by us without cause prior to the expiration of the agreement. It also contains confidentiality and non-compete covenants.

    Mr. Garcia has advised the Board of Directors that during 1999 he intends to step down from his position as Chief Executive Officer of Ugly Duckling. He will remain as our Chairman of the Board. Mr. Garcia plans to transition his CEO duties to Gregory B. Sullivan in anticipation of Mr. Sullivan being appointed as the new Chief Executive Officer of Ugly Duckling.

    Donald L. Addink. On June 1, 1995, we entered into a 5-year employment agreement with Mr. Addink, our Treasurer and Senior Vice President -- Senior Analyst, that was amended and restated effective August 1, 1997. The restated agreement establishes Mr. Addink's base salary at $165,000 per year beginning on or around the effective date of the restated agreement, a $10,000 bonus payment upon execution of the restated agreement, certain benefits, and the continuation of Mr. Addink's base salary and certain benefits for a period of 1 year in the event Mr. Addink is terminated by us without cause prior to expiration of the restated agreement. It also contains confidentiality and non-compete covenants. Further, it accelerated the vesting of Mr. Addink's 100,000 stock options previously granted under the Incentive Plan, as set forth in the table below. These options were originally granted pursuant to the Incentive Plan's general 5-year vesting schedule with 20% vesting each year.

ORIGINAL GRANT DATE        NUMBER        EXERCISE PRICE       ACCELERATED
                        OF SHARES(#)      PER SHARE($)       VESTING DATE
--------------------- ----------------- ---------------- ----------------------
June 1995                  58,000           $  1.72      August 1, 1997
--------------------- ----------------- ---------------- ----------------------
June 1996                  25,000              6.75      January 15, 1998
--------------------- ----------------- ---------------- ----------------------
December 1996              17,000             17.69      August 1, 1997
--------------------- ----------------- ---------------- ----------------------

    Walter T. Vonsh. On April 1, 1995, we entered into a 3-year employment agreement with Mr. Vonsh, our former Senior Vice President -- Credit, that was modified on or about April 1, 1996, August 6, 1997 and May 26, 1998. Mr. Vonsh is no longer our Senior Vice President -- Credit, but continues to be employed by us in other capacities. The modified agreement provides for a base salary of $150,000 per year through June 30, 2001 and certain other compensation and benefits, including a one-time cash bonus of $81,000 that was paid on May 26, 1998. The modified agreement also provides for the continuation of Mr. Vonsh's base salary and certain benefits for the term of the agreement in the event Mr. Vonsh is terminated by us without cause prior to that time. It also contains confidentiality and non-compete covenants.

    Steven A. Tesdahl. On August 16, 1997, we entered into an employment agreement with Mr. Tesdahl that was amended as of May 21, 1998. Mr. Tesdahl is Senior Vice President and Chief Information Officer of our Ugly Duckling Car Sales subsidiary and the former Senior Vice President and Chief Information Officer of Ugly Duckling. The agreement provides for no minimum or maximum term of employment. But it does provide for: (1) his annual base salary at $175,000 per year with a minimum 10% increase on each anniversary of the hire date; (2) an initial stock option grant to acquire 100,000 shares of our common stock under the Incentive Plan, with terms and conditions consistent with the plan's general terms; (3) a grant of restricted stock valued at $100,000 on the approximate effective date of Mr. Tesdahl's employment with us, which fully vested as of January 15, 1998; and (4) certain other benefits. The agreement provides for the continuation of Mr. Tesdahl's base salary for a limited period in the event he is terminated by us without cause. The potential severance benefit decreases over time, and goes to zero after September 1, 2000. The agreement has a "change of control" provision that provides for certain rights and benefits to Mr. Tesdahl upon such an event occurring and either:

    o he terminates his employment with us within 12 months after the change of control; or
    o we terminate him without cause within 90 days prior to the change of control or within 12 months after the event.

    If these events occur, Mr. Tesdahl will receive a termination fee equal to 200% of his then current salary, and at the time of the change of control, his initial option will fully vest. The agreement adopts the Incentive Plan's definition of a "change of control" and adds an additional change of control event if neither Ernest C. Garcia II nor Gregory B. Sullivan is Chief Executive Officer of Ugly Duckling. See " -- Change of Control Arrangements."

    Generally. For additional information on option grants to our executive officers under the Incentive Plan and Executive Plan, see " - Long Term Incentive Plan" and " - 1998 Executive Incentive Plan." For information on stock repricings that occurred during 1998, see "Report on Repricing of Options."

Change of Control Arrangements

    Long Term Incentive Plan. The term "change of control" is defined in the Incentive Plan and is summarized in the next paragraph of this prospectus. Upon a change of control of Ugly Duckling, the Compensation Committee, in its discretion, will either --

    o cause all outstanding options and awards to be fully vested and exercisable and all restrictions to lapse, allowing participants the right to exercise options and awards before the change of control occurs (which event would otherwise terminate participants' options and awards); or

    o cause all outstanding options and awards to terminate, if the surviving or resulting corporation agrees to assume the options and awards on terms that substantially preserve the rights and benefits of outstanding options and awards.

 Under the Incentive Plan, a "change of control" occurs upon any of the following events:

    o a merger or consolidation of Ugly Duckling with another corporation where we are not the surviving entity or where our stock would be converted into cash, securities or other property, other than a merger in which our stockholders before the merger have the same proportionate ownership after the merger;
    o with certain exceptions, any sale, lease, or other transfer of more than 40% of our assets or our earning power;
    o   our stockholders approve a plan of complete liquidation or dissolution;
    o any person (other than a current stockholder or any employee benefit plan) becoming the beneficial owner of 20% or more of our common stock; or
    o during any 2-year period, the persons who are on our board at the beginning of such period and any new person whose election or nomination was approved by two-thirds of such directors cease to constitute a majority of the persons serving on our board.

    1998 Executive Incentive Plan. The Executive Plan provides that in the event of a "change of control" of Ugly Duckling, all outstanding options and awards will be fully vested and exercisable and all restrictions will lapse unless the surviving or resulting corporation agrees to assume the options and awards on terms that substantially preserve the rights and benefits of outstanding options and awards. The Executive Plan and the Incentive Plan have the same definition for the term "change of control."

    Generally. For additional information on change of control and severance arrangements, see " -- Contracts with Directors and Executive Officers and Severance Arrangements."

Compensation Committee Interlocks and Insider Participation

    There are no compensation committee interlocks and no officer or former officer of ours has ever been a member of our board's Compensation Committee. See "Certain Relationships and Related Transactions."

Compensation of Our Directors and the Director Incentive Plan

    We pay our independent directors $1,000 for physical attendance at meetings of the board and at meetings of committees of the board on which they serve, and we reimburse them for reasonable travel expenses for such meetings. We do not compensate board and committee members for their attendance at telephonic meetings. If a board and committee meeting are held on the same day, a member who attends both meetings will receive a combined total compensation of $1,000. In addition, under Ugly Duckling's Director Incentive Plan (Director Plan), upon initial appointment or initial election to the board, each of our independent directors receives Ugly Duckling common stock valued at $30,000 (Director Stock). Director Stock generally vests in increments of 1/3 over a three-year period. Arturo Moreno stepped down from our board in June 1998 due to time constraints relating to his family and other business interests. In consideration for Mr. Moreno's invaluable services as a director over the past two years, we accelerated the vesting of the final one-third of Mr. Moreno's Director Stock. Similarly, when Robert Abrahams resigned from the board in April of 1999, we accelerated the vesting of the final one-third of Mr. Abrahams' Director Stock in recognition of his services to us as a director. On April 20, 1999, our board and the Compensation Committee approved additional compensation for each of our independent directors. On that date it was determined that each independent director would receive a stock option to purchase 5,000 shares of Ugly Duckling common stock under the Incentive Plan. The options were granted effective June 21, 1999 at an exercise price of $6.28 per share (the closing price per Nasdaq and the fair market value of our stock on April 20, 1999), and fully vested as of June 21, 1999. We do not compensate directors who are also officers of Ugly Duckling for their service as directors and such directors are not eligible to participate in our Director Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table gives information as of June 21, 1999, unless another date is indicated, concerning:

    o each beneficial owner of more than 5% of our common stock: Ernest C. Garcia II, Harris Associates L.P., FMR Corp., Merrill Lynch & Co., Inc. and Wellington Management Company, LLP;
    o beneficial ownership by all our directors and all our other executive officers named in the Summary Compensation Table found earlier in this prospectus (Named Executive Officers); and
    o beneficial ownership by all our directors and executive officers as a group.

    The number of shares beneficially owned by each entity, person, director or executive officer is determined under rules of the Securities and Exchange Commission, and the information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares which the individual has the right to acquire as of August 20, 1999 (60 days after June 21, 1999) through the exercise of any stock option, warrant or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares these powers with his spouse) with respect to the shares set forth in the following table. Other than as set forth below, we know of no other 5% owner of our common stock as of June 21, 1999.


                                                BENEFICIAL OWNERSHIP TABLE

                                                                                      Amount and Nature of       Percent of
Title of Class     Name of Beneficial Owner, Address and Other Information(1)             Beneficial             Class(2)(3)(4)
                                                                                     Ownership(#)(2)(3)(4)

------------------ ------------------------------------------------------------- -------------------------------- -------------
Common Stock       Ernest  C.  Garcia  II,  Chairman  of the  Board  and  Chief   4,500,000     Direct
                   Executive Officer and 5% Owner,  indirect ownership consists     294,500     Indirect             32.1%
                   of  136,500  shares  held by The Garcia  Family  Foundation,           0     Vested Options
                   Inc., an Arizona nonprofit  corporation,  and 158,000 shares   ---------
                   held by Verde, an affiliate of ours and Mr. Garcia.            4,794,500     Total
                                                                                  =========
------------------ ------------------------------------------------------------- -------------------------------- -------------
Common Stock       Harris Associates  L.P.,(4) 5% Owner,  based on Schedule 13G   1,825,000     Direct               11.4%
                   filings as of December 31, 1998, by Harris  Associates  L.P.           0     Indirect
                   (Harris)  and an  affiliate  of  Harris,  Harris  Associates           0     Vested Options
                   Investment   Trust  and  related   funds   (Harris   Trust).   ---------
                   According to these Schedule  13Gs,  each of Harris and Harris  1,825,000     Total
                   Trust has shared voting and dispositive  power over 1,750,000  =========
                   shares of our common  stock and Harris has shared  voting and sole  dispositive  power over an additional  75,000 shares of our common stock.
                       Two North LaSalle Street, Suite 500
                       Chicago, Illinois 60602

------------------ ------------------------------------------------------------- -------------------------------- -------------
Common Stock       FMR  Corp.,(4)  5% Owner,  based on a Schedule 13G filing as   1,172,800     Direct                7.3%
                   of December  31, 1998,  by FMR Corp.,  along with certain of           0     Indirect
                   its  affiliates  (FMR).  According to the Schedule  13G, FMR           0     Vested Options
                   has no voting  power over  shares  and has sole  dispositive   ---------
                   power over 1,172,800 shares of our common stock.               1,172,800     Total
                       82 Devonshire Street                                       =========
                       Boston, Massachusetts 02019
------------------ ------------------------------------------------------------- -------------------------------- -------------
Common Stock       Merrill Lynch & Co., Inc.,(4) 5% Owner,  based on a Schedule   1,055,000     Direct                6.6%
                   13G filing as of December 31, 1998,  by Merrill Lynch & Co.,           0     Indirect
                   Inc.  on behalf of  Merrill  Lynch  Asset  Management  Group           0     Vested Options
                   (Merrill  Parent) and Merrill Lynch Global  Allocation Fund,   ---------
                   Inc.  (Merrill  Global).  Merrill  Parent is  located at 250   1,055,000     Total
                   Vesey Street,  New York,  New York 10281.  Merrill Global is   =========
                   located  at the below  address.  According  to the  Schedule
                   13G, Merrill Global has shared voting and dispositive  power over  1,000,000  shares  of our  common  stock  and  Merrill
                   Parent  has  shared  voting  and   dispositive   power  over
                   1,055,000 shares of our common stock.
                      800 Scudders Mill Rd.
                      Plainsboro, New Jersey 08536
------------------ ------------------------------------------------------------- -------------------------------- -------------
Common Stock       Wellington Management Company,  LLP,(4) 5% Owner, based on a   1,041,000     Direct                6.5%
                   Schedule 13G filing as of December 31, 1998,  by  Wellington           0     Indirect
                   Management   Company,   LLP.   According   to  the   filing,           0     Vested Options
                   Wellington  Management Company,  LLP has shared voting power   ---------
                   over   403,200   shares  of  our  common  stock  and  shared   1,041,000     Total
                   dispositive power over 1,041,000 shares of our common stock.   =========
                        75 State Street
                        Boston, Massachusetts 02109
------------------ ------------------------------------------------------------- -------------------------------- -------------
Common Stock       Gregory  B.   Sullivan,   Director,   President   and  Chief      50,800     Direct                1.6%
                   Operating Officer                                                      0     Indirect
                                                                                    184,600     Vested Options
                                                                                    -------
                                                                                    235,400     Total
                                                                                    =======
------------------ ------------------------------------------------------------- -------------------------------- -------------

Common Stock       Steven P. Johnson,  Senior Vice  President,  General Counsel     313,000     Direct                2.1%
                   and Secretary                                                          0     Indirect
                                                                                      7,000     Vested Options
                                                                                    320,000     Total

------------------ ------------------------------------------------------------- -------------------------------- -------------
Common Stock       Steven T. Darak,  Senior  Vice  President,  Chief  Financial     140,000     Direct                1.0%
                   Officer                                                                0     Indirect
                                                                                     16,000     Vested Options
                                                                                     ------
                                                                                    156,000     Total
                                                                                    =======
------------------ ------------------------------------------------------------- -------------------------------- -------------


Title of Class                                                                        Amount and Nature of       Percent of
                   Name of Beneficial Owner, Address and Other Information(1)             Beneficial             Class(2)(3)(4)
                                                                                     Ownership(#)(2)(3)(4)
------------------ ------------------------------------------------------------ -------------------------------- --------------
Common Stock       Donald L.  Addink,  Treasurer  and Senior Vice  President -      98,000     Direct                  *
                   Senior Analyst                                                        0     Indirect
                                                                                     5,000     Vested Options
                                                                                     -----
                                                                                   103,000     Total
                                                                                   =======
------------------ ------------------------------------------------------------ -------------------------------- --------------
Common Stock       Walter T. Vonsh, Former Senior Vice President - Credit           14,000     Direct                  *
                                                                                         0     Indirect
                                                                                    25,000     Vested Options
                                                                                    ------
                                                                                    39,000     Total
                                                                                    ======
------------------ ------------------------------------------------------------ -------------------------------- --------------
Common Stock       Steven A. Tesdahl, Senior Vice President and Chief               14,565     Direct                  *
                   Information Officer of Ugly Duckling Car Sales and Finance            0     Indirect
                   Corporation (Ugly Duckling Car Sales)                             5,000     Vested Options
                                                                                     -----
                                                                                    19,565     Total
                                                                                    ======
------------------ ------------------------------------------------------------ -------------------------------- --------------
Common Stock       Robert J.  Abrahams,  (5)  Former  Director  (6),  indirect       8,244     Direct                  *
                   ownership  consists of shares of our common stock  acquired         700     Indirect
                   by Mr. Abrahams' spouse.                                              0     Vested Options
                                                                                     -----
                                                                                     8,944     Total
                                                                                     =====
------------------ ------------------------------------------------------------ -------------------------------- --------------
Common Stock       Christopher D. Jennings, (5)(7) Director,  indirect ownership     6,444     Direct                  *
                   of a warrant to purchase  19,833 shares of our common stock      19,833     Indirect
                   held on behalf  of Mr.  Jennings  by  Cruttenden  Roth,  an       5,000     Vested Options
                   investment  banking  firm  and  previous  employer  of  Mr.      ------
                   Jennings.  The  warrants  are  convertible  into our common      31,277     Total
                   stock at any time  through  June  21,  2001 at an  exercise      ======
                   price of $9.45 per share and are fully vested
------------------ ------------------------------------------------------------ -------------------------------- --------------
Common Stock       John  N.  MacDonough, (5)(7)  Director, indirect  ownership       4,444     Direct                  *
                   consists  of shares of our  common  stock  acquired  by Mr.         100     Indirect
                   MacDonough's son.                                                 5,000     Vested Options
                                                                                     -----
                                                                                     9,544     Total
                                                                                     =====
------------------ ------------------------------------------------------------ -------------------------------- --------------
Common Stock       Frank P. Willey, (5)(7) Director                                 27,144     Direct                  *
                                                                                         0     Indirect
                                                                                     5,000     Vested Options
                                                                                     -----
                                                                                    32,144     Total
                                                                                    ======
------------------ ------------------------------------------------------------ -------------------------------- --------------
                   All directors and executive officers as a group               5,749,374                           37.8%
                      (11 persons)
------------------ ------------------------------------------------------------ -------------------------------- --------------

*    Represents less than one percent of the outstanding common stock.
(1) Unless otherwise noted, the address of each of the listed beneficial owners of our common stock is 2525 East Camelback Road, Suite 500, Phoenix, Arizona 85016.
(2) "Vested Options" are options that the holder can exercise as of August 20, 1999. These options were issued under either the Incentive Plan or
     Executive Plan and their related terms and conditions, including vesting schedules. See "Compensation of Executive Officers, Benefits and Related Matters - Long Term Incentive Plan" and " - 1998 Executive Incentive Plan."
(3) Shares of our common stock that are subject to options, warrants or other rights which are currently exercisable or exercisable within 60 days (i.e., as of August 20, 1999) are treated as outstanding for purposes of computing the percentage of the person holding the option, warrant or other right, but are not treated as outstanding for computing the percentage of any other person. Except as indicated in footnote (4) below, the amounts and percentages are based upon 14,942,557 shares of our common stock outstanding as of June 21, 1999, net of shares we hold in our treasury.
(4) Information in the table that is described as based on Schedule 13G and/or amendment filings was provided to us by the beneficial owner as of December 31, 1998, including the amount of securities beneficially owned and the percentage of class. We make no representation as to the accuracy or completeness of the information provided in these Schedule 13Gs and/or amendments or the information in the beneficial ownership table which is based solely on the filings.
(5) The total and direct ownership for each independent board member includes 4,444 shares of our common stock that we granted under the Director Plan. We granted and issued shares having a value of $30,000 on or about the date of grant (i.e., 4,444 shares of our common stock) to each independent board member upon his appointment or election to our board in June 1996. Under the Director Plan, these shares generally vest over a 3-year period at an annual rate of 33%, beginning on the first anniversary date after the grant date (June 1996).
(6) Mr. Abrahams resigned from the board effective on or around April 16, 1999 because of personal reasons, other business commitments and related matters.
(7) These stock options were granted under the Incentive Plan effective June 21, 1999 at an exercise price of $6.28 per share to each of our independent directors. The options fully vested as of June 21, 1999.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    In the most recent fiscal year, we have maintained business relationships and engaged in certain transactions with the affiliated companies and parties described below. Our plan is that any significant future transactions between us and our affiliated entities, executive officers, directors, or significant stockholders will receive approval of a majority of our independent directors, will be fair and generally will be on terms no less favorable to us than we could obtain from non-affiliated parties.

    Verde has been and continues to be one of our lenders. As mentioned above in this prospectus, Mr. Garcia, our Chairman and Chief Executive Officer, is also the President and sole stockholder of Verde. Generally, we have used the Verde loan proceeds to fund working capital and other corporate needs. The loan is represented by a $14 million unsecured note with interest payable monthly at a rate of 10% per year and annual principal payments of $2 million. The Verde debt matures in June 2003. At January 1, 1998, the balance of the debt was $12.0 million. At December 31, 1998 and at June 30, 1999, the balance of the debt was $10.0 million and $8.0 million, respectively. For the year ended 1998, we paid Verde $2.0 million of principal and approximately $1.1 million of interest in connection with the debt. During 1999, through June 30, 1999, we paid Verde $2.0 million of principal and approximately $475,000 of interest in connection with the debt. The Verde loan is subordinate to all of our other indebtedness except our 12% Subordinated Debentures due 2003 issued in the fourth quarter of 1998. In addition, pursuant to a Modification Agreement effective June 21, 1996 between us and Verde, on December 31, 1996, we purchased from Verde six car lots, a vehicle reconditioning center, and two office buildings at the lower of $7.45 million or the appraised value. We had previously leased these properties from Verde. Rents paid to Verde under these leases totaled approximately $1.5 million in 1996. In addition, Verde assigned to us Verde's leasehold interest in two properties it had previously sub-leased to us.

    We believe that it is important for our directors and officers to be stakeholders in Ugly Duckling. With this in mind, in September 1997, our board approved a directors' and officers' stock repurchase program (D&O Stock Purchase Program). The program provides loans of up to $1.0 million in total to our directors and senior officers to assist them in purchasing our common stock on the open market from time-to-time. The D&O Stock Purchase Program provides for unsecured loans, with interest at 10% per year, interest and principal payments due at the end of each loan term, and maturity dates of either December 31, 1999 or May 31, 2000. During 1997, senior officers purchased 50,000 shares of common stock under the program and we advanced $500,000 for these purchases. During 1998, senior officers purchased an additional 40,000 shares of common stock under the program and we advanced approximately $400,000 for these purchases. Through June 21, 1999, there were no additional purchases of common stock under the program. In addition, there have been no principal payments and minimal interest payments made to Ugly Duckling since the program began. The table that follows provides additional information on the D&O Stock Purchase Program for each of our executive officers.

     During September 1998 and October 1998, we loaned a total of $285,500 to Mr. Darak, our Senior Vice President and Chief Financial Officer. The loan is an employee advance to Mr. Darak. The indebtedness is unsecured, with interest at 10% per year, and principal and interest due upon demand. There have been no interest or principal payments made by Mr. Darak to Ugly Duckling since the inception of the loan. The table that follows provides additional information on this loan.


----------------------------------------------- -------------------- ------------- --------------------------- --------------
Name & title of executive officer               Nature of debt        Date debt    Principal Balance Of Debt     Number of
                                                                       incurred      At 12/31/98 & 6/30/99        Shares
                                                                                       (unless otherwise       Purchased (#)
                                                                                         indicated) ($)

----------------------------------------------- -------------------- ------------- --------------------------- --------------
Gregory   B.   Sullivan,   President,   COO  &  D&O Stock  Purchase  11/97 & 5/98         $198,126                20,000
Director                                        Program
----------------------------------------------- -------------------- ------------- --------------------------- --------------
Steven T. Darak, Sr. VP & CFO                   D&O Stock  Purchase     11/97             $100,000                10,000
                                                Program
----------------------------------------------- -------------------- ------------- --------------------------- --------------
Steven  P.  Johnson,  Sr VP,  Genl  Counsel  &  D&O Stock  Purchase     11/97             $100,000                10,000
Secretary                                       Program
----------------------------------------------- -------------------- ------------- --------------------------- --------------
Donald L. Addink,  Treasurer  and Sr. VP - Sr.  D&O Stock  Purchase     11/97             $100,000                10,000
Analyst                                         Program
----------------------------------------------- -------------------- ------------- --------------------------- --------------
Steven  A.  Tesdahl,  Sr.  VP &  CIO  of  Ugly  D&O Stock  Purchase      5/98              $98,126                10,000
Duckling                                        Program
  Car Sales
----------------------------------------------- -------------------- ------------- --------------------------- --------------
Russell   J.   Grisanti,   former   Ex   VP  -  D&O Stock  Purchase      5/98              $98,126(1)             10,000
Operations(1)                                   Program

----------------------------------------------- -------------------- ------------- --------------------------- --------------
Other Senior Officers                           D&O Stock  Purchase  11/97 & 5/98         $198,126                20,000
                                                Program
----------------------------------------------- -------------------- ------------- --------------------------- --------------
     TOTAL for D&O Stock Purchase Program       D&O Stock  Purchase  11/97 & 5/98         $892,504                90,000
                                                Program
----------------------------------------------- -------------------- ------------- --------------------------- --------------

----------------------------------------------- -------------------- ------------- --------------------------- --------------
Steven T. Darak, Sr. VP & CFO                   Employee Advance     9/98 & 10/98         $285,500
----------------------------------------------- -------------------- ------------- --------------------------- --------------

(1)  In  October  1998,  Mr.  Grisanti  and Ugly  Duckling  mutually  agreed  to terminate their employment relationship. In connection with this termination, the principal balance of the debt was reduced to zero during March 1999 in exchange for the company receiving the Ugly Duckling stock initially purchased by Mr. Grisanti under the D&O Stock Purchase Program.

Since April 1998, Mr. Jennings, one of our directors, has been a managing director of Friedman, Billings, Ramsey & Co., Inc., which makes a market in our common stock and from time to time may provide investment banking and other services to us.

                          DESCRIPTION OF CAPITAL STOCK

    We are a Delaware corporation and our affairs are governed by our certificate of incorporation and bylaws and the Delaware General Corporation Law. The following description of our capital stock is qualified in its entirety by reference to the provisions of the our Certificate of Incorporation and Bylaws, as amended.

    The authorized capital stock of Ugly Duckling consists of 100,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share. At March 31, 1999, there were approximately 14,939,000 shares of common stock issued and outstanding. As of March 31,1999, there were no issued and outstanding shares of preferred stock.

Common Stock

    Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote. Holders of common stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

    Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. We do not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy." In the event of liquidation, dissolution, or winding up of Ugly Duckling, the holders of common stock are entitled to share ratably in any corporate assets remaining after payment of all debts, subject to any preferential rights of any outstanding preferred stock.

    Holders of common stock have no preemptive, conversion, or redemption rights and are not subject to further calls or assessments by us. All of the outstanding shares of common stock are validly issued, fully paid, and nonassessable.

Preferred Stock

    The Board of Directors of Ugly Duckling has the authority, without further action by our stockholders, to issue from time to time up to 10,000,000 shares of preferred stock in one or more series and to fix the number of shares, designations, voting powers, preferences, optional and other special rights, and the restrictions or qualifications thereof. The rights, preferences, privileges, and restrictions or qualifications of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and other matters. The issuance of preferred stock could: (i) decrease the amount of earnings and assets available for distribution to holders of common stock; (ii) adversely affect the rights and powers, including voting rights, of holders of common stock; and (iii) have the effect of delaying, deferring, or preventing a change in control of Ugly Duckling.

Warrants

    The warrants that may be offered and sold by FMAC under this prospectus ("FMAC warrants") will be governed by the Warrant Agreement dated as of April 1, 1999 (the "Warrant Agreement") between us and Harris Trust Company of California, as warrant agent (the "Warrant Agent"). Holders of warrants are referred to the Warrant Agreement which is included as an exhibit to the Registration Statement of which this prospectus is a part for a complete statement of the terms of the FMAC warrants. The following summary does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Warrant Agreement. Capitalized terms used in this description of the FMAC warrants and not defined herein have the meanings given to them in the Warrant Agreement.

    Each FMAC warrant entitles the holder to purchase one share of our common stock for $20.00 per share, subject to adjustment as described herein (the "Warrant Price"). The FMAC warrants can be exericed at any time through April 1, 2001.

    We can redeem the then outstanding FMAC warrants, at our option, at $.10 per share of common stock purchasable upon exercise of such warrants, at any time after the average daily market price (defined below) per share of our common stock for a period of at least 10 consecutive trading days ending not more than fifteen days prior to the date of the redemption notice described below has equaled or exceeded $28.50. We must redeem all outstanding FMAC warrants if any are redeemed, and any right to exercise an outstanding warrant shall terminate at 5:00 p.m. (New York City time) on the date fixed for redemption. Trading day means a day in which trading of securities occurred on Nasdaq. Appropriate adjustment shall be made to the redemption price and to the minimum daily market price required for redemption, in each case on the same basis as provided with respect to adjustment of the Warrant Price as described below.

    If we exercise our right to redeem, we will give notice to the Warrant Agent and the registered holders of the outstanding warrants by mailing or causing the Warrant Agent to mail to such registered holders a notice of redemption, first class, postage prepaid, at their addresses as they appear on the records of the Warrant Agent. The notice of redemption must specify the redemption price, the date fixed for redemption (which must be at least 30 days after the date such notice is mailed), the place where the warrant certificates must be delivered and the redemption price paid, and that the right to exercise the warrants will terminate at 5:00 P.M. (New York City time) on the date fixed for redemption.

    The term "daily market price" means either:
     (i) if our common stock is quoted on Nasdaq or the Nasdaq Small Cap Market or on a national securities exchange, the daily per share closing price of the common stock as quoted on Nasdaq or the Nasdaq Small Cap Market or on the principal stock exchange on which it is listed on the trading day in question, as the case may be, whichever is the higher. The closing price shall be the last reported sale price or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices, in either case on Nasdaq or the Nasdaq Small Cap Market or on the national securities exchange on which our common stock is then listed.
     (ii) if our common stock is traded in the over-the-counter market and not quoted on Nasdaq or the Nasdaq Small Cap Market nor on any national securities exchange, the closing bid price of the common stock on the trading day in question, as reported by Nasdaq or an equivalent generally accepted reporting service. If trading in our common stock is not reported by Nasdaq, the bid price referred to shall be the lowest bid price as quoted on the OTC Bulletin Board or reported in the "pink sheets" published by National Quotation Bureau, Incorporated.

    The warrants may be exercised in whole or in part by surrendering at the office of the Warrant Agent in Los Angeles, California, or at the office of any successor to the Warrant Agent, the warrant certificate evidencing such warrants, together with the subscription form set forth on the reverse of the warrant certificate, duly executed and endorsed, with signatures properly guaranteed, and accompanied by payment of the Warrant Price in cash or by certified or bank draft, payable in U.S. dollars to the order of the Warrant Agent. As soon as practicable after such exercise, we will cause to be issued and delivered to the holder or upon his order, in such name or names as may be directed by him, a certificate or certificates for the number of full shares of common stock to which he is entitled.

    If fewer than all of the warrants evidenced by a warrant certificate are exercised, the Warrant Agent will deliver to you a new warrant certificate representing the unexercised portion of the warrant certificate. We will not issue fractional shares upon exercise of a warrant, and instead, we will pay to the holder an amount in cash equal to such fraction multiplied by the then Current Market Price per share, determined in accordance with the Warrant Agreement.

    We will consider the person in whose name the stock certificate is to be issued to have become the holder of record of the stock represented by a warrant on the date when you exercise a warrant certificate and the Warrant Price is paid, or if our stock transfer books are closed on such date, on the next date on which such books shall be opened.

    We will not make a service charge for registration of transfer or exchange of any warrant certificate. We may require payment of a sum sufficient to cover any stamp or other tax or governmental charge that may be imposed in connection with any registration of transfer of warrant certificates or the issuance of a warrant certificate in a name other than that of the registered holder of the warrants.

     We will adjust the number of shares of common stock issuable upon the exercise of the warrants and/or the Warrant Price if we pay a dividend or make a distribution in common stock, subdivide our outstanding common stock into a greater number of shares, combine our common stock into a smaller number of shares or issue by reclassification of our common stock, other securities of Ugly Duckling. For purposes of these adjustment mechanisms, "common stock" means our common stock as of the date of execution and delivery of the Warrant Agreement or any other class of stock or securities resulting from successive changes or reclassifications of such common stock consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. Upon any adjustment of the number of shares issuable upon exercise of the warrants, the Warrant Price will also be adjusted proportionately.

    In the event that we consolidate with, merge into, or sell or convey our property, assets, or business as an entirety or substantially as an entirety to, another corporation, we and such successor or purchasing corporation will execute with the Warrant Agent an agreement that the registered holders of the warrants will have the right thereafter, upon payment of the Warrant Price in effect immediately prior to the action, to purchase, upon exercise of a warrant, the kind and amount of shares and other securities and property which the holder would have owned or been entitled to receive after the happening of such action had the warrants been exercised immediately prior to the consolidation, merger, or sale of assets.

    In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by us with approval of the bankruptcy court. As a result, holders of the warrants may not be entitled to receive any consideration or may receive an amount less than they would be entitled to if they had exercised their warrants prior to the commencement of any such bankruptcy or reorganization.

    The holders of unexercised warrants are not entitled, by virtue of being holders, to exercise any rights as stockholders of Ugly Duckling.

    Subject to certain requirements, from time to time we and the Warrant Agent, without the consent of the holders of the warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing ambiguities, defects, or inconsistencies, or to make other provisions in regard to matters or questions arising under the Warrant Agreement which shall not be inconsistent with the provisions of the warrants, or which shall not adversely affect the interests of holders of the warrants (including reducing the Warrant Price or extending the redemption or exercise date). In any situation where the Warrant

Agreement cannot be amended by us and the Warrant Agent as described above, the Warrant Agreement can be amended by us, the Warrant Agent, and the holders of a majority of the outstanding warrants representing a majority of the shares of common stock underlying such warrants, provided that, among other exceptions, without the consent of each holder of a warrant, except pursuant to the adjustment mechanisms of the Warrant Agreement, there can be no increase of the Warrant Price, reduction of the number of shares of common stock purchasable on exercise of the warrants, or reduction of the exercise period for the warrants.

Bank Group Warrants

    The warrants that may be offered and sold by the selling securityholers under this prospectus ("bank group warrants") are governed by a Warrant Agreement dated as of August 20, 1997 (the "Bank Group Warrant Agreement") between us and Harris Trust Company of California, as Warrant Agent. Holders of bank group warrants are referred to the Bank Group Warrant Agreement which is included as an exhibit to the Registration Statement of which this prospectus is a part for a complete statement of the terms of the bank group warrants. The summary contained herein does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Bank Group Warrant Agreement.

    Except as described below, the bank group warrants and the Bank Group Warrant Agreement are substantially similar to the FMAC warrants and the Warrant Agreement relating to the FMAC Warrants described above under "Description of Capital Stock -- FMAC warrants." The bank group warrants differ substantially from the FMAC warrants as follows:

     o The bank group warrants are exerciseable only through February 20, 2000.
     o The outstanding bank group warrants are redeemable at our option at $.10 per share of common stock purchaseable upon exercise of such bank group warrants, at any time after the average daily market price per share of the common stock for a period of at least five consecutive trading days ending not more than fifteen days prior to the date of the required redemption notice has equaled or exceeded $27.00. The method of determining the daily market price per share of the common stock and for giving the required redemption notice are as described with respect to the FMAC warrants under the heading "Description of Capital Stock -- FMAC Warrants."

Other Securities and Registration Rights

    In  connection  with our  initial  public  offering,  we issued  warrants to
SunAmerica to purchase 121,023 shares, as adjusted, of common stock at an exercise price per share of $6.75 and to Cruttenden Roth to purchase 170,000 shares of common stock at an exercise price per share of $9.45. The agreements with respect to the issuance of such warrants provide for certain registration rights. We are required to use our best efforts to effect such registrations, subject to certain conditions and limitations, and are required to pay all expenses of SunAmerica and Cruttenden Roth in connection with any registration of such securities, except for any underwriting discounts and commissions.

    In connection with our initial public offering, we registered the warrants issued to Cruttenden Roth and the shares underlying such warrants. Under the terms of such warrants, however, Cruttenden Roth could not exercise such warrants and sell the underlying common stock until June 21, 1997, and only pursuant to a currently effective registration statement.

    In connection with the FMAC senior bank debt purchase, we issued warrants (including the bank group warrants) to the bank group members to purchase a total of 500,000 shares of common stock at an exercise price of $20.00 per share, through February 20, 2000, subject to a call provision by us and containing certain registration rights. 110,200 of these warrants were subsequently returned to us and cancelled in connection with the settlement of a disputed issue with certain of the bank group members.

In connection with a $15.0 million loan, we issued warrants to the lenders to purchase a total of 500,000 shares of our common stock at an exercise price of $10.00 per share, through February 12, 2001, subject to a call provision by us and containing certain registration rights.

In connection with our involvement in the Reliance Acceptance Group bankruptcy proceedings, we issued warrants to Reliance to purchase 50,000 shares of common stock at an exercise price of $12.50 per share, with certain registration rights. For additional information concerning the warrants that we may issue to Reliance, see "Management's Discussion and Analysis of Financial Condition and Results of Operations --
Results of Operations -- Three Months Ended March 31, 1999 -- Servicing and Other Income -- Non-Dealership Operations.

    We have authorized for issuance the following:
     o 1,800,000 shares of common stock under our Incentive Plan, as amended. See "Management -- Compensation of Executive Officers, Benefits and Related Matters -- Long-Term Incentive Plan."
     o 50,000 shares of common stock under our Director Incentive Plan. See "Management -- Compensation of Executive Officers, Benefits and Related Matters -- and the Director's Incentive Plan."
     o 800,000 shares of common stock under our 1998 Executive Incentive Plan. See "Management -- Compensation of Executive Officers, Benefits and Related Matters -- 1998 Executive Incentive Plan."

Limitation of Liability and Indemnification of Directors and Officers

    Our Certificate of Incorporation provides that to the fullest extent permitted by Delaware law, a director of Ugly Duckling shall not be personally liable to us or our stockholders for monetary damages for breach of such director's fiduciary duty, except for liability:
o    for any breach of the director's duty of loyalty to us or our stockholders;
o for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
o in respect of certain unlawful dividend payments or stock redemptions or repurchases; and
o    for any transaction from which the director derives an improper benefit.

    The effect of this provision is to eliminate our rights and the rights of our stockholders (through stockholders' derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described above. This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief such as an injunction or recision in the event of a breach of a director's duty of care. In addition, our Certificate of Incorporation provides that we will indemnify any person who is or was a director, officer, employee, or agent of Ugly Duckling, or who is or was serving at our request as a director, officer, employee, or agent of another corporation or entity, against expenses, liabilities, and losses incurred by any such person by reason of the fact that such person is or was acting in such capacity. We have also obtained insurance on behalf of our directors and officers for any liability arising out of such person's actions in such capacity.

    We have entered into agreements to indemnify our directors and certain officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses (including attorneys' fees), judgments, fines, and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Ugly Duckling, arising out of such person's services as a director or officer of Ugly Duckling, any of our subsidiaries, or any other company or enterprise to which such person provides services at our request. To the extent that our Board of Directors or stockholders may in the future wish to limit or repeal our ability to provide indemnification as set forth in our Certificate of Incorporation, such repeal or limitation may not be effective as to directors or officers who are parties to the indemnification agreements because their rights to full protection would be contractually assured by such agreements. It is anticipated that similar contracts may be entered into, from time to time, with our future directors. We believe that the indemnification provisions in our Certificate of Incorporation and in the indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Certain Bylaw Provisions

    Our Bylaws, as amended, contain several provisions that regulate the nomination of directors and the submission of proposals in connection with stockholder meetings. Our Bylaws require that, subject to certain exceptions, any stockholder desiring to propose business or nominate a person to the Board of Directors at a stockholders meeting must give notice of any proposals not less than 60 days nor more than 90 days prior to the meeting. Such notice is required to contain certain information as set forth in the Bylaws. No business matter shall be transacted nor shall any person be eligible for election as a director unless proposed or nominated, as the case may be, in strict accordance with this procedure set forth in our Bylaws.

    Although the Bylaws do not give the Board of Directors any power to approve or disapprove of stockholder nominations for the election of directors or of any other business desired by stockholders to be conducted at an annual or any other meeting, the Bylaws may have the effect of precluding a nomination for the election of directors or the conduct of business at a particular annual meeting if the proper procedures are not followed or may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Ugly Duckling, even if the conduct of such solicitation or such attempt might be beneficial to us and our stockholders. Our procedures with respect to all stockholder proposals and the nomination of directors will be conducted in accordance with Section 14 of the Security Exchange Act of 1934 and the rules promulgated thereunder.

Transfer Agent and Registrar

    The Transfer Agent and Registrar for our common stock is Harris Trust Company of California, 601 S. Figueroa, Los Angeles, California 90017.

                             SELLING SECURITY HOLDERS

    The following table sets forth the name of each selling securityholder, the aggregate number of shares of common stock beneficially owned by each selling securityholder as of July 1, 1999, the aggregate number of bank group warrants and related warrant shares registered hereby that each selling securityholder may offer and sell pursuant to this prospectus, and the aggregate number of shares of common stock that will be beneficially owned by each selling securityholder after completion of the offering. However, because the selling securityholders may offer all or a portion of the bank group warrants and related warrant shares at any time and from time to time after the date hereof, the exact number of shares of common stock that each selling securityholder may retain upon completion of the offering cannot be determined at this time. All of the bank group warrants are issued and outstanding as of the date of this prospectus. To our knowledge, none of the selling securityholders has had any material relationship with us or any of our predecessors or affiliates within the past three years, except as set forth in the footnotes to the following table.

                                                            Bank Group Warrants
                                                                and related
                                                              Warrant Shares
                                                               to be Offered
                                        Shares Beneficially   for the Selling    Shares Beneficially
                                          Owned Prior to     Securityholder's      Owned after the
   Selling Securityholder                  the Offering           Account             Offering
 -------------------------------        -------------------  -------------------  ------------------
First Merchants Acceptance
    Corporation..................               325,000              325,000                    0
 LaSalle National Bank...........                72,916               72,916                    0
 Fleet Bank, National Association                60,763               60,763                    0
 Bank One, Michigan
   (formerly NBD Bank)...........                61,680               61,680                    0
 Bank of America National Association
   (formerly known as Nations Bank, N.A)         36,458               36,458                    0
 U.S. Bank National Association
   (successor by merger to First Bank
   National Association).........                60,763               60,763                    0
 Mellon   Bank,    N.A.   (or   its
 assignee APT Holdings
   Corporation)..................               117,664               48,610               69,054
                                                -------               ------               ------
                                                410,244              341,190               69,054
                                                =======              =======               ======

----------

Note: Other than the short-term loan to us arising out of the FMAC transaction, we are unaware of any borrowings by us from any of the selling securityholders listed above.

                              PLAN OF DISTRIBUTION

FMAC Warrants, related Warrant Shares, and Stock Option Shares

    The FMAC Warrants were issued to FMAC on the effective date of FMAC's plan of reorganization. The term "equity holders," when used in this prospectus, will mean the equity holders of FMAC on the effective date of the plan of reorganization. Under FMAC's plan of reorganization, equity holders received the benefit of 32,500 warrants. FMAC may:

o distribute that portion of the warrants allocable to its equity holders (the "Equity Warrants") directly to such holders,
o hold the Equity Warrants until exercise and either distribute the warrant shares to its equity holders or sell the warrant shares and distribute the proceeds to such holders, or
o    sell the Equity Warrants and distribute the proceeds to its equity holders.

    With respect to any remaining FMAC warrants not allocated to the equity holders of FMAC, FMAC may:

o    distribute such warrants to its unsecured creditors,
o hold such warrants until exercise and either distribute the warrant shares to its unsecured creditors or sell the warrant shares and distribute the proceeds thereof to its unsecured creditors, or
o sell such warrants and distribute the proceeds to its unsecured creditors, or if necessary, use the proceeds of the sale of warrants or warrant shares to pay ongoing administrative and operating expenses.

     The warrant shares relating to the FMAC warrants will be issued from time to time upon exercise of the warrants by the holders thereof in accordance with the Warrant Agreement. See "Description of Capital Stock -- FMAC Warrants."

    At our option, we have the right to issue up to 5,000,000 shares of our common stock to FMAC or its unsecured creditors or equity holders in exchange for all or part of FMAC's portion of the Excess Collection Split (the "Stock Option"). If we decide to exercise the Stock Option, we must give FMAC at least 15 days advance notice of the date on which we will exercise the Stock Option and the number of shares of our common stock that we will issue on the exercise date ("Stock Option Shares"). We may only exercise the Stock Option one time. On the exercise date, the aggregate value of the Stock Option Shares will be determined by multiplying the Stock Option Shares by 98% of the average of the closing prices for the previous 10 trading days of our common stock on the Nasdaq (the "Stock Option Value".) After issuance and delivery of the Stock Option Shares, we will be entitled to receive FMAC's share of cash distributions under the Excess Collections Split until we have received cash distributions equal to the Stock Option Value. This would be in addition to our right to receive our 17.5% share under the Excess Collections Split. In order to exercise the Stock Option,
o the value of our common stock on the exercise date and the closing price for our common stock on each day during the previous 10 trading days must be at least $8.00 per share,
o we must have registered the Stock Option Shares under the Securities Act of 1933 and the Stock Options Shares must be unrestricted and transferable,
o we must have taken all steps necessary to allow FMAC to distribute the Stock Option Shares to its unsecured creditors, and
o we cannot have purchased any of our common stock (except upon the exercise of previously issued and outstanding options, warrants or other rights) or announced any stock repurchase programs from the delivery of the notice of our intent to exercise this option through the exercise date.

    If we issue the Stock Option Shares directly to FMAC, FMAC may either distribute such shares to its unsecured creditors or sell such Stock Option Shares and distribute the proceeds to its unsecured creditors, or if necessary, use the proceeds of the sale of the Stock Option Shares to pay ongoing administrative and operating expenses.

    FMAC or its nominees or pledgees may sell or distribute some or all of the FMAC warrants and/or related warrant shares and/or Stock Option Shares from time to time through dealers, brokers or other agents or directly to one or more purchasers, including pledgees, in transactions (which may involve crosses and block transactions) on Nasdaq (as to the warrant shares and/or Stock Option Shares only), in privately negotiated transactions (including sales pursuant to pledges), in the over-the-counter market, in brokerage transactions, in a combination of such transactions or by any other legally available means. Such transactions may be effected by FMAC or its nominees or pledgees at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, or agents participating in such transactions may receive compensation in the form of discounts, concessions or commissions from FMAC or its nominees or pledgees (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, or agent might be in excess of those customary in the type of transaction involved. To the extent required, we will file, during any period in which offers or sales are being made, one or more supplements to this prospectus to set forth any other material information with respect to the plan of distribution not previously disclosed.

    FMAC will be deemed to be an underwriter, as such term is defined in Section 2(11) of the Securities Act, of the FMAC warrants, warrant shares, and Stock Option Shares to the extent that it participates, directly or indirectly, in the distribution of such securities. Both Ugly Duckling and FMAC have agreed to indemnify the other against certain liabilities including certain liabilities under the Securities Act.

Bank Group Warrants and Related Warrant Shares

    The selling securityholders or their nominees or pledgees, other than FMAC, may sell or distribute some or all of the bank group warrants and/or related warrant shares from time to time through dealers, brokers or other agents or directly to one or more purchasers, including pledgees, in transactions (which may involve crosses and block transactions) on Nasdaq (as to the warrant shares only), in privately negotiated transactions (including sales pursuant to pledges), in the over-the-counter market, in brokerage transactions, in a combination of such transactions or by any other legally available means. Such transactions may be effected by the selling securityholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers or agents participating in such transactions may receive compensation in the form of discounts, concessions or commissions from the selling securityholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer or agent might be in excess of those customary in the type of transaction involved. This prospectus also may be used, with our consent, by donees of the selling securityholders or by other persons acquiring bank group warrants and related warrant shares and who wish to offer and sell such shares under circumstances requiring or making desirable its use. To the extent required, we will file, during any period in which offers or sales are being made, one or more supplements to this prospectus to set forth the names of donees of selling securityholders and any other material information with respect to the plan of distribution not previously disclosed. In addition, any bank group warrants and related warrant shares which qualify for sale pursuant to Section 4 of, or Rule 144 under, the Securities Act may be sold under such provisions rather than pursuant to this prospectus.

    The selling securityholders and any such brokers, dealers or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act with regard to the bank group warrants and related warrant shares, and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither Ugly Duckling nor the selling securityholders can presently estimate the amount of such compensation. We know of no existing arrangements between any selling securityholder and any other selling securityholder, broker, dealer or other agent relating to the sale or distribution of the bank group warrants and related warrant shares.

    The selling securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any of the bank group warrants and related warrant shares by the selling securityholders. All of the foregoing may affect the marketability of the bank group warrants and related warrant shares.

    We will pay substantially all of the expenses incident to this offering of the bank group warrants and related warrant shares by the selling securityholders to the public other than commissions and discounts of brokers, dealers or agents. Each selling securityholder may indemnify any broker, dealer, or agent that participates in transactions involving sales of the bank group warrants and related warrant shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling securityholders against certain liabilities including certain liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

General

    Our common stock is traded on Nasdaq under the symbol "UGLY." Neither the FMAC Warrants nor the bank group warrants will be listed on any national securities exchange or admitted for trading on Nasdaq.

    We are bearing the expenses of registration of the FMAC warrants, bank group warrants, warrant shares, and Stock Option Shares offered hereby, which we estimate will be approximately $400,000.

                                  LEGAL MATTERS

    The validity of the securities offered hereby is being passed upon for us by Snell & Wilmer L.L.P., Phoenix, Arizona.

                                     EXPERTS

    The consolidated financial statements of Ugly Duckling Corporation as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, have been included herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

    We have filed a registration statement on Form S-1 with the Securities and Exchange Commission (the "Commission") with respect to the FMAC warrants, bank group warrants, warrant shares, and Stock Option Shares offered hereby. Please see the registration statement and the exhibits and schedules filed as part of the registration statement for further information about us and our stock. You may examine the registration statement, including the exhibits thereto, at the Commission's public reference facility at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, you can obtain copies of all or any part of the registration statement, including such exhibits, from the Commission at its principal office in Washington, D.C., upon payment of the required fees.

    We are subject to the reporting and informational requirements of the Exchange Act and file reports, proxy statements, and other information with the Commission. You may inspect and copy such reports, proxy statements, and other information filed by us at the principal office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, New York, NY 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60601. You may obtain copies of such material from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington D.C. 20549, upon payment of the required fees. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy statements, and other information regarding registrants, such as us, that file electronically with the Commission.

    Our common stock is traded on Nasdaq. Reports, proxy statements, and other information filed by us may be inspected and copied at the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20007.

                    UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                    INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report.............................................    F-2

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 1998 and 1997.............    F-3

Consolidated  Statements  of Operations  for the years ended  December 31,
1998,1997 and 1996.........................................................  F-4

Consolidated Statements of Stockholders' Equity for the years ended
December 31, 1998, 1997 and 1996...........................................  F-5

Consolidated  Statements  of Cash Flows for the years ended  December  31,
1998, 1997 and 1996......................................................... F-6

Notes to Consolidated Financial Statements.................................  F-7

                    UGLY DUCKLING CORPORATION AND SUBSIDIARIES

               INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


Condensed Consolidated Financial Statements:

Condensed  Consolidated  Balance  Sheets as of March 31, 1999 and  December
31, 1998...............................................................     F-27

Condensed Consolidated Statements of Operations for the three months ended
March 31, 1999 and 1998...................................................  F-28

Consolidated  Statements of Cash Flows for the three months ended March 31,
1999 and 1998.........................................................      F-29

Notes to Consolidated Financial Statements................................. F-30

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Ugly Duckling Corporation:

    We have audited the accompanying consolidated balance sheets of Ugly Duckling Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of our management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ugly Duckling Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                    /S/ KPMG LLP

Phoenix, Arizona
February 18, 1999

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                           Consolidated Balance Sheets

                                                             December 31,
                                                           1998        1997
                                                        (In thousands, except
                                                            share amounts)

                                  ASSETS

  Cash and Cash Equivalents............................  $   2,751   $   3,537
  Finance Receivables, Net.............................    163,209      90,573
  Notes Receivable, Net................................     28,257      26,745
  Inventory............................................     44,167      32,372
  Property and Equipment, Net..........................     32,970      39,827
  Intangible Assets, Net...............................     15,530      17,543
  Other Assets.........................................     20,575      11,246
  Net Assets of Discontinued Operations................     38,516      54,583
                                                            ------      ------
                                                         $ 345,975   $ 276,426
                                                         =========   =========

               LIABILITIES AND STOCKHOLDERS' EQUITY

  Liabilities:
    Accounts Payable...................................  $   2,479   $   2,867
    Accrued Expenses and Other Liabilities.............     19,694      14,964
    Notes Payable......................................     55,093      64,821
    Collateralized Notes Payable.......................     62,201          --
    Subordinated Notes Payable.........................     43,741      12,000
                                                            ------      ------
            Total Liabilities..........................    183,208      94,652
                                                           =======      ======
  Stockholders' Equity:
    Preferred  Stock $.001 par value,  10,000,000  shares
    authorized, none issued and outstanding............       --          --
  Common  Stock  $.001 par  value,  100,000,000  shares
    authorized, 18,605,000 and 18,521,000 issued,
    respectively, and 15,841,000 and 18,521,000 outstanding,
    respectively                                                19          19
    Additional Paid in Capital                             173,809     172,603
    Retained Earnings...................................     3,449       9,152
    Treasury Stock,  2,761 ,000 shares at cost..........   (14,510)         --
            Total Stockholders' Equity..................   162,767     181,774
  Commitments and Contingencies ........................      --            --
                                                           --------    -------
                                                         $ 345,975   $ 276,426
                                                         =========   =========

          See accompanying notes to Consolidated Financial Statements.


                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                      Consolidated Statements of Operations

                                                                    Years Ended December 31,
                                                                    ------------------------
                                                                  1998         1997         1996
                                                                -------       ------       ------
                                                                 (In thousands, except earnings
                                                                        per share amounts)
  Sales of Used Cars......................................      $287,618    $ 123,814   $  53,768
  Less:
    Cost of Used Cars Sold................................      167,014        72,358      31,879
    Provision for Credit Losses...........................       67,634        23,045       9,657
                                                                 ------        ------       -----
                                                                 52,970        28,411      12,232
                                                                 ------        ------      ------
  Other Income:
    Interest Income.......................................       27,828        18,736       8,597
    Gain on Sale of Loans.................................       12,093        14,852       3,925
    Servicing and Other Income............................       38,631        12,681       2,537
                                                                 ------        ------       -----
                                                                 78,552        46,269      15,059
                                                                 ------        ------      ------

  Income before Operating Expenses........................      131,522        74,680      27,291
                                                                -------        ------      ------
  Operating Expenses:
    Selling and Marketing.................................       20,565        10,538       3,585
    General and Administrative............................       92,402        41,902      13,118
    Depreciation and Amortization.........................        5,735         3,301       1,382
                                                                  -----         -----       -----
                                                                118,702        55,741      18,085
                                                                -------        ------      ------

  Income before Interest Expense..........................       12,820        18,939       9,206
  Interest Expense........................................        6,904         2,774       2,429
                                                                  -----         -----       -----
  Earnings before Income Taxes............................        5,916        16,165       6,777
  Income Taxes............................................        2,396         6,637         100
                                                                  -----         -----         ---
  Earnings from Continuing Operations.....................        3,520         9,528       6,677
  Discontinued Operations:
  Loss from Operations of Discontinued Operations,
       net of income tax benefit of $489, $58, and $0.....         (768)          (83)       (811)
  Loss from Disposal of Discontinued Operations,
       net of income tax benefit of $5,393, $0, and $0....       (8,455)           --          --
                                                                --------     --------   ---------
  Net Earnings (Loss).....................................      $(5,703)    $   9,445   $   5,866
                                                                =======     =========   =========
  Earnings  per Common Share from Continuing Operations:
    Basic.................................................      $   0.19    $    0.53   $    0.73
                                                                ========    =========   =========
    Diluted...............................................      $   0.19    $    0.52   $    0.69
                                                                ========    =========   =========
  Net Earnings (Loss) per Common Share:
    Basic.................................................      $  (0.32)   $    0.53   $    0.63
                                                                ========    =========   =========
    Diluted...............................................      $  (0.31)   $    0.52   $    0.60
                                                                ========    =========   =========

                See accompanying notes to Consolidated Financial Statements.


                                        UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                                      Consolidated Statements of Stockholders' Equity
                                       Years Ended December 31, 1998, 1997, and 1996
                                                      (in thousands)

                                                                                                        Retained
                                                                                                        Earnings       Total
                                          Number of Shares                    Amount ($'s)           (Accumulated  Stockholders'
                                          ----------------               ----------------------       ------------  -------------
                                    Preferred   Common   Treasury     Preferred   Common   Treasury     Deficit)       Equity
                                    ---------   ------   --------     ---------   ------   --------     --------       ------
    Balances at December 31,
      1995........................     1,000     5,580         --     $10,000   $     127    $   --     $ (5,243)      $  4,884
    Issuance of Common Stock
       for  Cash..................       --      7,281         --          --      79,335        --           --         79,335
    Conversion of Debt to
      Common  Stock...............       --        444         --          --       3,000        --           --          3,000
    Issuance of Common Stock
       to Board of Director's.....       --         22         --          --         150        --           --            150
    Redemption of Preferred          (1,000)        --         --     (10,000)         --        --           --        (10,000)
       Stock......................
    Preferred Stock Dividends.....       --         --         --          --          --        --         (916)          (916)
    Net Earnings for the Year.....       --         --         --          --          --        --        5,866          5,866
                                     ------     ------    -------      -------     ------     -----        -----          -----
    Balances at December 31,
      1996........................       --     13,327         --          --      82,612        --         (293)        82,319
    Issuance of Common Stock
       for Cash...................       --      5,194         --          --      89,398        --           --         89,398
    Issuance of Common Stock
      Warrants....................       --         --         --          --         612        --           --            612
    Net Earnings for the Year.....       --         --         --          --          --        --        9,445          9,445
                                      -----    -------    -------      -------    -------    ------        -----          -----
    Balances at December 31,
      1997........................       --     18,521         --          --     172,622        --        9,152        181,774
    Issuance of Common Stock
       for  Cash..................       --         84         --          --         306        --           --            306
    Issuance of Common Stock
      Warrants....................       --         --         --          --         900        --           --            900
    Purchase of Treasury Stock
       for Cash...................       --         --        (72)         --          --      (535)          --           (535)
    Acquisition    of   Treasury
     Stock for Subordinated
     Debentures....................      --         --     (2,689)         --          --     (13,975)        --        (13,975)
    Net Loss for the Year.........       --         --         --          --          --       --        (5,703)        (5,703)
    Balances at December 31,           -----    ------     ------     -------   ---------  ---------    --------      ----------
      1998........................       --     18,605     (2,761)    $    --   $ 173,828  $ (14,510)   $  3,449      $ 162,767
                                       =====    ======     ======     =======   =========  =========    ========      =========



          See accompanying notes to Consolidated Financial Statements.


                                        UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                                           Consolidated Statements of Cash Flows

                                                                          Years Ended December 31,
                                                                          ------------------------
                                                                       1998         1997         1996
                                                                       ----         ----         ----
                                                                               (In thousands)
Cash Flows from Operating Activities:
  Net Earnings (Loss)..........................................     $   (5,703)  $    9,445    $  5,866
  Adjustments  to  Reconcile  Net  Earnings  (Loss)  to Net  Cash
Provided by
    (Used in) Operating Activities from Continuing Operations:
  Loss from Discontinued Operations............................          9,223           83         811
  Provision for Credit Losses..................................         67,634       23,045       9,657
  Gain on Sale of Loans........................................        (12,093)      (6,721)     (3,925)
  Deferred Income Taxes........................................         (3,344)       1,094         498
  Depreciation and Amortization................................          5,735        3,301       1,382
  Purchase of Finance Receivables for Sale.....................       (207,085)    (116,830)    (48,996)
  Proceeds from Sale of Finance Receivables....................        159,498       81,098      30,259
  Collections of Finance Receivables...........................         22,000       15,554      26,552
  Decrease (Increase) in Inventory.............................        (11,795)     (20,592)        778
  Increase in Other Assets.....................................         (6,020)      (2,779)     (2,155)
     Increase  in  Accounts  Payable,  Accrued  Expenses,  and Other
Liabilities....................................................          5,425        6,905       2,571
  Increase (Decrease) in Income Taxes Receivable/Payable.......         (1,233)      (1,378)        535
  Other, Net...................................................           (156)          --          --
    Net Cash Provided by (Used in) Operating Activities                 -------      -------     -------
      of Continuing Operations.................................         22,086       (7,775)     23,833
                                                                        ------       ------      ------
Cash Flows from Investing Activities:
  Increase in Finance Receivables..............................       (111,467)     (20,941)         --
  Collections of Finance Receivables...........................         22,779        9,160          --
  Increase in Investments Held in Trust........................        (13,802)      (8,475)     (3,162)
  Advances under Notes Receivable..............................        (13,669)     (32,782)         --
  Repayments of Notes Receivable...............................         11,857        6,900         137
  Proceeds from disposal of Property and Equipment.............         27,413           --          --
  Purchase of Property and Equipment...........................        (21,786)     (19,509)     (5,549)
  Payment for Acquisition of Assets............................             --      (45,220)         --
  Other, Net...................................................             --           --      (1,944)
    Net  Cash  Used  in  Investing   Activities   of   Continuing      -------      --------    --------
    Operations.....................................................    (98,675)    (110,867)    (10,518)
                                                                       -------     --------     --------
Cash Flows from Financing Activities:
  Additions to Notes Payable...................................         95,191       22,228       1,000
  Repayments of Notes Payable..................................        (43,169)          --     (28,610)
  Issuance of Subordinated Notes Payable.......................         19,630           --          --
  Repayment of Subordinated Notes Payable......................         (2,000)      (2,000)       (553)
  Redemption of Preferred Stock................................             --           --     (10,000)
  Proceeds from Issuance of Common Stock.......................            306       89,398      79,435
  Acquisition of Treasury Stock................................           (535)          --          --
  Other, Net...................................................           (464)        (178)     (1,158)
    Net Cash  Provided  by  Financing  Activities  of  Continuing       ------      -------      ------
    Operations.....................................................     68,959      109,448      40,114
                                                                        ------      -------      ------
Net Cash Provided by (Used in) Discontinued Operations.........          6,844       (5,724)    (36,393)
                                                                         -----       ------     -------
Net Increase (Decrease) in Cash and Cash Equivalents...........           (786)     (14,918)     17,036
Cash and Cash Equivalents at Beginning of Year.................          3,537       18,455       1,419
                                                                         -----       ------       -----
Cash and Cash Equivalents at End of Year.......................     $    2,751   $    3,537    $ 18,455
                                                                    ==========   ==========    ========
Supplemental Statement of Cash Flows Information:
  Interest Paid................................................     $   10,483   $    5,382    $  5,144
  Income Taxes Paid............................................          1,633        6,570         450
  Assumption of Debt in Connection with Acquisition of Assets..             --       29,900          --
  Conversion of Note Payable to Common Stock...................             --           --       3,000
  Purchase of Property and Equipment with Notes Payable........            825           --       8,313
  Purchase of Property and Equipment with Capital Leases.......             --          357          57
  Purchase of Treasury Stock with Subordinated Notes Payable...         13,835           --          --
  Issuance of Warrants for Subordinated Note Payable...........            900           --          --

          See accompanying notes to Consolidated Financial Statements.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

(1) Organization and Acquisitions

    Ugly Duckling Corporation, a Delaware corporation (the Company), was incorporated in April 1996 as the successor to Ugly Duckling Holdings, Inc.
(UDH), an Arizona corporation formed in 1992. Contemporaneous with the formation of the Company, UDH was merged into the Company with each share of UDH's common stock exchanged for 1.16 shares of common stock in the Company and each share of UDH's preferred stock exchanged for one share of preferred stock in the Company under identical terms and conditions. UDH was effectively dissolved in the merger. The resulting effect of the merger was a recapitalization increasing the number of authorized shares of common stock to 20,000,000 and a 1.16-to-1 common stock split effective April 24, 1996. The stockholders' equity section of the Consolidated Balance Sheets and the Statements of Stockholders' Equity reflect the number of authorized shares after giving effect to the merger and common stock split. The Company's principal stockholder is also the sole stockholder of Verde Investments, Inc. (Verde). The Company's subordinated debt is held by, and the land for certain of its car dealerships and loan servicing facilities was leased from Verde until December 31, 1996, see Note 16.

    During 1997, the Company completed several acquisitions. In January 1997, the Company acquired substantially all of the assets of Seminole Finance Corporation and related companies (Seminole) including four dealerships in Tampa/St. Petersburg and a contract portfolio of approximately $31.1 million in exchange for approximately $2.5 million in cash and assumption of $29.9 million in debt. In April 1997, the Company purchased substantially all of the assets of E-Z Plan, Inc. (EZ Plan), including seven dealerships in San Antonio and a contract portfolio of approximately $24.3 million in exchange for approximately $26.3 million in cash. In September 1997, the Company acquired substantially all of the dealership and loan servicing assets (but not the loan portfolio) of Kars-Yes Holdings Inc. and related companies (Kars), including six dealerships in the Los Angeles market, two in the Miami market, two in the Atlanta market and two in the Dallas market, in exchange for approximately $5.5 million in cash. These acquisitions were recorded in accordance with the "purchase method" of accounting, and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the estimated fair values at the date of acquisition. The excess of the purchase price over the fair values of the net assets acquired was approximately $16.0 million and has been recorded as goodwill, which is being amortized over periods ranging from fifteen to twenty years. The results of operations of the acquired operations have been included in the accompanying statements of operations from the respective acquisition dates.

(2) Discontinued Operations

    In February 1998, the Company announced its intention to close its branch office network (the "Branch Offices") through which the Company purchased retail installment contracts, and exit this line of business in the first quarter of 1998. The Company recorded a pre-tax charge to discontinued operations of $15.1 million (approximately $9.2 million, net of income taxes) in 1998. The closure was substantially complete as of March 31, 1998 and included the termination of approximately 400 employees, substantially all of whom were employed at the Company's 76 branches that were in place on the date of the announcement. Approximately $1.7 million of the discontinued operations charge was for termination benefits, $6.7 million for portfolio allowance and collection costs, $2.5 million for write-off of pre-opening and start-up costs, and the remainder for lease payments on idle facilities, writedowns of leasehold improvements, data processing and other equipment. The Company has reclassified the accompanying consolidated balance sheets and consolidated statements of operations of the Branch Offices to Discontinued Operations.

    In April 1998, the Company announced that its Board of Directors directed management to proceed with separating the Company's operations into two companies. The Company formed a new subsidiary to operate the Cygnet Dealer Program and Cygnet Financial Services ("Non Dealership Operations"). A proposal to split-up the Company through a rights offering was approved by stockholders at the annual meeting held in August 1998 and rights were subsequently issued to Company stockholders. The Company had previously reported the net assets, results of operations, and cash flows of the Non Dealership Operations in Discontinued Operations. However, the rights offering failed due to a lack of shareholder participation. The Board of Directors has directed management to cease its efforts, for the time being, to separate the Non Dealership Operations of the Company. As a result of the aforementioned, the assets, liabilities, results of operations, and cash flows of the Non Dealership Operations have been reclassified into continuing operations for the periods presented in these consolidated financial statements. Total assets and liabilities for Non Dealership Operations were $77.2 million and $8.7 million, and $49.9 million and $559,000 at December 31, 1998 and 1997, respectively. Revenues and Earnings
(Loss) before Interest Expense were $32,837,000 and $3,993,000, $14,664,000 and $11,331,000, and zero and zero, respectively, for the years ended December 31, 1998, 1997, and 1996. The Company did not record any charges to record the net assets of the Non Dealership Operations at net realizable value at the time the separation was announced, and, consequently, did not reverse any loss accruals during 1998.

     The components of Net Assets of Discontinued Operations as of December 31, 1998 and December 31, 1997 follow (in thousands):

                                                      December 31,
                                                      ------------
                                                    1998       1997
                                                    ----       ----
Finance Receivables, net.....................     $ 30,649   $ 26,780
Residuals in Finance Receivables Sold........        7,875     16,099
Investments Held in Trust....................        3,665      7,277
Property and Equipment.......................        1,198      1,424
Capitalized Start-up Costs...................           --      2,453
Other  Assets,  net  of  Accounts  Payable  and
Accrued                                              1,153        550
  Liabilities................................
Disposal Liability...........................       (6,024)        --
                                                    ------     ------
                                                  $ 38,516   $ 54,583
                                                  ========   ========

    Following is a summary of the operating results of the Discontinued Operations for the years ended December 31, 1998, 1997, and 1996 (in thousands):

                                                       December 31,
                                                       ------------
                                               1998        1997          1996
                                               ----        ----          ----
Revenues.................................    $  3,095    $ 21,213     $ 7,768
Expenses.................................     (18,200)    (21,354)     (8,579)
                                              -------     -------      ------
Loss before Income Tax (Benefit).........     (15,105)       (141)       (811)
Income Tax Benefit.......................      (5,882)        (58)         --
                                               -------        ----         --
Loss from Discontinued Operations........    $ (9,223)   $    (83)    $  (811)
                                              ========    ========     =======

(3) Summary of Significant Accounting Policies

Operations

    The Company, through its subsidiaries, owns and operates used car sales dealerships, a collateralized dealer finance program, and a third party bulk purchasing and loan servicing operation. Additionally, Ugly Duckling Receivables Corporation (UDRC) and Ugly Duckling Receivables Corporation II (UDRC II),
"bankruptcy remote entities" are the Company's wholly-owned special purpose securitization subsidiaries. Their assets include residuals in finance receivables sold and investments held in trust, including amounts classified as discontinued operations, in the amounts of $7,875,000 and $3,665,000, respectively, at December 31, 1998 and in the amounts of $16,099,000 and $7,277,000, respectively, at December 31, 1997. These amounts would not be available to satisfy claims of creditors of the Company.

Principles of Consolidation

    The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

    The Company provides sales finance services in connection with the sales of used cars to individuals residing in numerous metropolitan areas. The Company operated a total of 56, 41, and 8 used car dealerships (company dealerships) in nine, ten and two metropolitan markets at December 31, 1998, 1997, and 1996, respectively.

    As of December 31, 1998, the Company's Cygnet Dealer Program had warehouse purchase facilities and revolving lines of credit with a total of approximately 63 third party dealers. Cygnet Dealer's net investment in finance receivables purchased from 2 third party dealers totaled approximately $15.1 million, representing approximately 34% of Cygnet Dealer's net finance receivables portfolio as of December 31, 1998. There were no other third party dealer loans that exceeded 10% of the Company's finance receivables portfolio as of December 31, 1998.

    Periodically during the year, the Company maintains cash in financial institutions in excess of the amounts insured by the federal government.

Cash Equivalents

    The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. Cash equivalents generally consist of interest bearing money market accounts.

Revenue Recognition

    Interest income is recognized using the interest method. Direct loan origination costs related to contracts originated at Company dealerships are deferred and charged against finance income over the life of the related installment sales contract as an adjustment of yield. The accrual of interest is suspended if collection becomes doubtful, generally 90 days past due, and is resumed when the loan becomes current. Interest income also includes income on the Company's residual interests from its Securitization Program.

    Revenue from the sales of used cars is recognized upon delivery, when the sales contract is signed and the agreed-upon down payment has been received.

Residuals in Finance Receivables Sold, Investments Held in Trust, and Gain on Sale of Loans

    In 1996, the Company initiated a Securitization Program under which it sold (securitized), on a non-recourse basis, finance receivables to a trust which used the finance receivables to create asset backed securities which were remitted to the Company in consideration for the sale. The Company then sold senior certificates (A certificates) to third party investors and retained subordinated certificates (B certificates). In consideration of such sale, the Company received cash proceeds from the sale of certificates collateralized by the finance receivables and the right to future cash flows under the subordinated certificates (residual in finance receivables sold, or residual) arising from those receivables to the extent not required to make payments on the A certificates sold to a third party or to pay associated costs.

    Gains or losses were determined based upon the difference between the sales proceeds for the portion of finance receivables sold and the Company's recorded investment in the finance receivables sold. The Company allocated the recorded investment in the finance receivables between the portion of the finance receivables sold and the portion retained based on the relative fair values on the date of sale.

    To the extent that actual cash flows on a securitization are below original estimates and differ materially from the original securitization assumptions, and in the opinion of management, if those differences appear to be other than temporary in nature, the Company's residual will be adjusted, with corresponding charges against income in the period in which the adjustment is made. Such evaluations are performed on a security by security basis, for each certificate or spread account retained by the Company.

    The structure of the Company's securitization transaction consummated in the fourth quarter of 1998 was changed from the structure of the transactions previously effected under its Securitization Program and has been accounted for as a secured financing in accordance with SFAS 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS No. 125). The loan contracts included in the transaction remain in Finance Receivables and the A Certificates are reflected in Collateralized Notes Payable.

    The Company is required to make an initial deposit into an account held by the trustee (spread account) and to pledge this cash to the trust to which the finance receivables were sold. The trustee in turn invests the cash in highly liquid investment securities. In addition, the Company (through the trustee) deposits additional cash flows from the residual to the spread account as necessary to attain and maintain the spread account at a specified percentage of the underlying finance receivable principal balances. These deposits are classified as Finance Receivables.

     Residuals in Finance Receivables Sold are classified as "held-to-maturity" securities in accordance with SFAS No. 115.

Servicing Income

    Servicing Income is recognized when earned. Servicing costs are charged to expense as incurred. In the event delinquencies and/or losses on the portfolio serviced exceed specified levels, the Company may be required to transfer the servicing of the portfolio to another servicer.

Finance Receivables and Allowance for Credit Losses

    Finance receivables consist of contractually scheduled payments from installment sales contracts net of unearned finance charges, accrued interest receivable, direct loan origination costs, investments held in trust, and an allowance for credit losses, including nonaccretable discounts.

    The Company follows the provisions of Statement of Financial Accounting Standards No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Direct loan origination costs represent the unamortized balance of costs incurred in the origination of contracts at the Company's dealerships.

    An allowance for credit losses (allowance) is established by charging the provision for credit losses and the allocation of acquired allowances. For contracts generated by the Company dealerships, the allowance is established by charging the provision for credit losses. Contracts purchased from third party dealers are generally purchased with an acquisition discount (discount). The discount is negotiated with third party dealers pursuant to a financing program that bases the discount on, among other things, the credit risk of the borrower and the amount to be financed in relation to the car's wholesale value. The discount is allocated between nonaccretable discount and discount available for accretion to interest income. The portion of discount allocated to the allowance is based upon historical performance and write-offs of contracts acquired from third party dealers, as well as the general credit worthiness of the borrowers and the wholesale value of the vehicle. The remaining discount, if any, is deferred and accreted to income using the interest method.

    To the extent that the allowance is considered insufficient to absorb anticipated credit losses, additions to the allowance are established through a charge to the provision for credit losses. The evaluation of the allowance considers such factors as the performance of each dealerships loan portfolio, the Company's historical credit losses, the overall portfolio quality and delinquency status, the review of specific problem loans, the value of underlying collateral, and current economic conditions that may affect the borrower's ability to pay.

Notes Receivable

    Notes receivable are recorded at cost, less related allowance for impaired notes receivable. Management, considering information and events regarding the borrowers ability to repay their obligations, including an evaluation of the estimated value of the related collateral, considers a note to be impaired when it is probable that the Company will be unable to collect amounts due according to the contractual terms of the note agreement. When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate or the fair value of the collateral if the loan is collateral dependent. Impairment losses are included in the allowance for credit losses through a charge to the provision for credit losses. Cash receipts on impaired notes receivable are applied to reduce the principal amount of such notes until the principal has been received and are recognized as interest income, thereafter.

Inventory

     Inventory consists of used vehicles held for sale which is valued at the lower of cost or market, and repossessed vehicles which are valued at market value. Vehicle reconditioning costs are capitalized as a component of inventory cost.The cost of used vehicles sold is determined on a specific identification basis.

Property and Equipment

    Property and Equipment are stated at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets which range from three to ten years for equipment and thirty years for buildings. Leasehold and land improvements are amortized using straight-line and accelerated methods over the shorter of the lease term or the estimated useful lives of the related improvements.

    The Company has capitalized costs related to the development of software products for internal use. Capitalization of costs begins when technological feasibility has been established and ends when the software is available for general use. Amortization is computed using the straight-line method over the estimated economic life of five years.

Goodwill

    Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally fifteen to twenty years.

Post Sale Customer Support Programs

    A liability for the estimated cost of post sale customer support, including car repairs and the Company's down payment back and credit card programs, is established at the time the used car is sold by charging Cost of Used Cars Sold. The liability is evaluated for adequacy through a separate analysis of the various programs' historical performance.

Income Taxes

    The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock Option Plan

    The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company has adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method as defined in SFAS No. 123 had been applied.

    The Company uses one of the most widely used option pricing models, the Black-Scholes model (Model), for purposes of valuing its stock option grants. The Model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, it requires the input of highly subjective assumptions, including the expected stock price volatility, expected dividend yields, the risk free interest rate, and the expected life. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the value determined by the Model is not necessarily indicative of the ultimate value of the granted options.

Earnings Per Share

    Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

Impairment of Long-Lived Assets

    Long-Lived Assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

    The Company adopted the provisions of SFAS No. 125 on January 1, 1997. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Adoption of SFAS No. 125 did not have a material impact on the Company.

Reclassifications

    Certain reclassifications have been made to the prior years' consolidated financial statement amounts to conform to the current year presentation.

(4) Finance Receivables and Allowance for Credit Losses

    A summary of finance receivables as of December 31, 1998 and 1997 follows (in thousands):

                                                                                    December 31,
                                                       ----------------------------------------------------------------------

                                                                     1998                                  1997
                                                       -------------------------------     ----------------------------------
                                                                  Non                                   Non
                                                     Dealership   Dealership               Dealership   Dealership
                                                     Operations   Operations      Total    Operations   Operations      Total
                                                     ----------   ----------      -----    ----------   ----------      -----
          Installment   Sales  Contract   Principal   $ 93,936     $ 51,282    $145,218     $ 55,965     $ 27,480    $ 83,445
          Balances...............................
          Add: Accrued Interest Receivable.......          877          473       1,350          462          147         609
          Loan Origination Costs, Net............        2,237           --       2,237        1,431           --       1,431
                                                         -----       ------       -----        -----       ------       -----
          Principal Balances, Net................       97,050       51,755     148,805       57,858       27,627      85,485
          Residuals in Finance Receivables Sold..       33,331        2,625      35,956       13,277           --      13,277
          Investments Held in Trust..............       20,564           --      20,564       10,357           --      10,357
                                                        ------       ------      ------       ------       ------      ------
                                                       150,945       54,380     205,325       81,492       27,627     109,119
          Allowance for Credit Losses............      (24,777)      (2,024)    (26,801)     (10,356)      (1,035)    (11,391)
          Discount on Acquired Loans.............           --      (15,315)    (15,315)          --       (7,155)     (7,155)
                                                       -------      -------     -------      -------       ------      ------
          Finance Receivables, net...............     $126,168     $ 37,041    $163,209     $ 71,136     $ 19,437    $ 90,573
                                                      ========     ========    ========     ========     ========    ========

          Classification:
          Finance Receivables Held for Sale           $     --     $     --    $     --     $ 52,000     $     --    $ 52,000
          Finance Receivables Held for Investment       97,050       51,755     148,805        5,858       27,627      33,485
                                                        ------       ------     -------        -----       ------      ------
                                                      $ 97,050     $ 51,755    $148,805     $ 57,858     $ 27,627    $ 85,485
                                                      ========     ========    ========     ========     ========    ========

    A summary of the allowance for credit losses on finance receivables for the years ended December 31, 1998, 1997 and 1996 follows (in thousands):

                                                         1998                               1997                  1996
                                         --------------------------------    --------------------------------   ----------
                                                     Non                                 Non
                                         Dealership  Dealership              Dealership  Dealership             Dealership
                                         Operations  Operations     Total    Operations  Operations     Total   Operations
                                         ----------  ----------     -----    ----------  ----------     -----   ----------
          Balances, Beginning of Year    $  10,356    $  1,035   $  11,391   $   1,625   $      --   $   1,625   $   7,500
          Provision for Credit Losses       65,318       2,016      67,334      22,354         491      22,845       9,657
          Allowance on Acquired Loans           --         801         801      15,309         550      15,859          --
          Net Charge Offs............       (6,358)     (1,828)    (8,186)      (7,524)         (6)     (7,530)     (6,202)
          Sale of Finance Receivables      (44,539)         --    (44,539)     (21,408)         --     (21,408)     (9,330)
                                           -------    --------    -------      -------      ------     -------      ------
          Balances, End of Year......    $  24,777   $   2,024   $  26,801   $  10,356   $   1,035   $  11,391   $   1,625
                                         =========   =========   =========   =========   =========   =========   =========

    The valuation of the Residual in Finance Receivables Sold as of December 31, 1998, which totaled $33.3 million, represents the present value of the Dealership Operations' interests in the distributions of future cash flows from the underlying portfolio out of the securitization trusts and Investments Held in Trust (see note 5) which totaled $20.6 million at December 31, 1998. The Company's securitization transactions were discounted with a rate of 12% using the "cash out method". For securitizations between June 30, 1996 and June 30, 1997, net losses were originally estimated using total expected cumulative net losses at loan origination of approximately 26.0%, adjusted for actual cumulative net losses prior to securitization. Prepayment rates were estimated to be 1.5% per month of the beginning of month balances.

    During the year ended December 31, 1997, the Company recorded a $5.7 million charge to write-down the Residuals in Finance Receivables Sold. The charge had the effect of increasing the cumulative net loss assumption to approximately 27.5%, for the securitization transactions that took place prior to June 30, 1997. For the securitization transaction that took place in September 1997, net losses were estimated using total expected cumulative net losses at loan origination of approximately 27.5%, adjusted for actual cumulative net losses prior to securitization. For securitization transactions completed during the nine month period ended September 30, 1998, net losses were estimated using total expected cumulative net losses at loan origination of approximately 29.0%, adjusted for actual cumulative net losses prior to securitization. Prepayment rates were estimated to be 1% per month of the beginning of month balance.

    As of December 31, 1998 and 1997, the Residuals in Finance Receivables Sold for the Company's Dealership Operations were comprised of the following (in thousands):

                                                                December 31,
                                                                ------------
                                                            1998         1997
                                                            ----         ----
 Retained  interest  in  subordinated   securities  (B  $  51,243     $  25,483
 Certificates)........................................
 Net interest spreads, less present value discount..       25,838        10,622
 Reduction for estimated credit loss................     (43,750)      (22,828)
                                                         -------       -------
 Residuals in finance receivables sold..............    $  33,331     $  13,277
                                                        =========     =========
 Securitized principal balances outstanding.........    $ 198,747     $ 127,356
                                                        =========     =========
 Estimated credit losses and allowances as a % of
    securitized principal balances outstanding......       22.0%           17.9%
                                                           ====            ====


    The following table reflects a summary of activity for the Residuals in Finance Receivables Sold for the Company's Dealership Operations for the years ended December 31, 1998 and 1997, respectively (in thousands):

                                                         December 31,
                                                         ------------
                                                       1998          1997
                                                       ----          ----
Balance, Beginning of Year.......................    $ 13,277     $  8,512
Additions........................................      35,435       17,734
Amortization.....................................     (15,381)      (7,242)
Write-down of Residual in Finance Receivables Sold         --       (5,727)
                                                     --------     --------
Balance, End of Year.............................    $ 33,331     $ 13,277
                                                     ========     ========

    The Company also has an investment in subordinate certificates originated by a third party approximating $2.6 million at December 31, 1998 held by its Non Dealership Operations classified as Residuals in Finance Receivables Sold.

(5) Investments Held in Trust

    In connection with its securitization transactions, the Company is required to provide a credit enhancement to the investor. The Company makes an initial cash deposit, ranging from 4% to 6% of the initial underlying finance receivables principal balance, of cash into an account held by the trustee
(spread account) and pledges this cash to the trust to which the finance receivables were sold. Additional deposits from the residual cash flow (through the trustee) are made to the spread account as necessary to attain and maintain the spread account at a specified percentage, ranging from 6.0% to 10.5%, of the underlying finance receivables principal balance.

    In the event that the cash flows generated by the finance receivables are insufficient to pay obligations of the trust, including principal or interest due to certificate holders or expenses of the trust, the trustee will draw funds from the spread account as necessary to pay the obligations of the trust. The spread account must be maintained at a specified percentage of the principal balances of the finance receivables held by the trust, which can be increased in the event delinquencies or losses exceed specified levels. If the spread account exceeds the specified percentage, the trustee will release the excess cash to the Company from the pledged spread account. Except for releases in this manner, the cash in the spread account is restricted from use by the Company.

    During 1998, the company made initial spread account deposits totaling $13.1 million and additional net deposits through the trustee totaling $4.8 million. The total balance in the spread accounts was $20.6 million as of December 31, 1998. In connection therewith, the specified spread account balance based upon the aforementioned specified percentages of the balances of the underlying portfolios was $23.7 million, resulting in additional funding requirements from future cash flows of $3.1 million as of December 31, 1998. The additional funding requirement will decline as the trustee deposits additional cash flows into the spread account and as the principal balance of the underlying finance receivables declines.

    During 1997, the Company made initial spread account deposits totaling $6.1 million and additional net deposits through the trustee totaling $1.8 million. The total balance in the spread accounts was $10.4 million as of December 31, 1997. In connection therewith, the specified spread account balance based upon the aforementioned specified percentages of the balances of the underlying portfolios as of December 31, 1997 was $10.5 million, resulting in additional funding requirements of $101,000 as of December 31, 1997.

(6)   Notes Receivable

         The Company's Cygnet Dealer Program has various notes receivable from used car dealers. Under its Asset Based Loan program, the Company had commitments for revolving notes receivable totaling $13.8 million at December 31, 1998. These notes have various maturity dates through June 2001 with interest rates ranging from prime plus 5.00% to prime plus 9.75% per annum (12.75% to 17.50% at December 31, 1998) payable monthly. The revolving notes subject the borrower to borrowing base requirements with advances on eligible collateral (retail installment contracts) ranging from forty-five percent to sixty-five percent of the par value of the underlying collateral. The balance outstanding on notes receivable totaled $8.8 million, and $5.6 million at December 31, 1998 and 1997, respectively. The allowance for credit losses for notes receivable totaled $500,000 and $200,000 at December 31, 1998 and 1997, respectively.

    In July  1997,  First  Merchants  Acceptance  Corporation  (FMAC)  filed for bankruptcy. Immediately subsequent to the bankruptcy filing, the Company executed a loan agreement to provide FMAC with up to $10.0 million in debtor in possession (the DIP facility) financing. The DIP facility accrued interest at 12.0%, was initially scheduled to mature on February 28, 1998, and was secured by substantially all of FMAC's assets. The Company and FMAC subsequently amended the DIP facility to increase the maximum commitment to $21.5 million, decrease the interest rate to 10.0% per annum, and extend the maturity date indefinitely. In connection with the amendment, FMAC pledged the first $10.0 million of income tax refunds receivable, the balance of which FMAC anticipates collecting in 1999, to the Company. The maximum commitment under the DIP facility had been reduced to $12.4 million at December 31, 1998. Once the proceeds from the income tax refunds are remitted to the Company, such amounts permanently reduce the maximum commitment under the DIP facility. Thereafter, the Company anticipates collecting the balance of the DIP facility from distributions to FMAC from FMAC's residual interests in certain securitization transactions. The outstanding balance on the DIP facility totaled $12.2 million and $11.0 million at December 31, 1998 and 1997, respectively.

    During the third and fourth fiscal quarters of 1997, the Company acquired the senior bank debt of FMAC from the bank group members holding such debt. In December 1997, a credit bid for the outstanding balance of the senior bank debt plus certain fees and expenses (the "credit bid purchase price") was entered and approved in the bankruptcy court resulting in the transfer of the senior bank debt for the loan portfolio which secured the senior bank debt (the "owned loans"). Simultaneous with the transfer to the Company, a finance company purchased the owned loans for 86% of the principal balance of the loan portfolio, and the Company retained a 14% participation in the loan portfolio. FMAC has guaranteed that the Company will receive an 11.0% return on the credit bid purchase price from the cash flows generated by the owned loans, and further collateralized by FMAC's residual interests in certain securitization transactions. The balance of the participation totaled $6.9 million and $9.2 million at December 31, 1998 and 1997, respectively.

    A summary of notes receivable as of December 31, 1998 and 1997 follows (in thousands):

                                                                December 31,
                                                                ------------
                                                               1998       1997
                                                               ----       ----
Notes Receivable under the Asset Based Loan Program,
   net of allowance  for  doubtful  accounts  of $500,
   and $200, respectively.......... ....................    $   8,311  $   5,594
FMAC Debtor in Possession Note Receivable...............       12,228     10,994
FMAC Bank Group Participation...........................        6,856      9,244
Other Notes Receivable..................................          862        913
                                                                  ---        ---
Notes Receivable, net...................................     $ 28,257   $ 26,745
                                                             ========   ========


(7)   Property and Equipment

    A summary of Property and Equipment as of December 31, 1998 and 1997 follows (in thousands):

                                                               December 31,
                                                               ------------
                                                            1998         1997
                                                            ----         ----
 Land..................................................   $  3,721     $ 13,813
 Buildings and Leasehold Improvements..................      9,984       16,274
 Furniture and Equipment...............................     24,373       11,668
 Vehicles..............................................        219          306
 Construction in Process...............................      2,872        2,817
                                                             -----        -----
                                                            41,169       44,878
 Less Accumulated Depreciation and Amortization........     (8,199)      (5,051)
                                                            ------       ------
 Property and Equipment, Net...........................   $ 32,970     $ 39,827
                                                          ========     ========

    In March 1998, the Company executed a commitment letter with an investment company for the sale-leaseback of up to $37.0 million in real property. Pursuant to the terms of the agreement, the Company would sell certain real property to the investment company at its cost and leaseback the properties for an initial term of twenty years. During 1998, the Company sold approximately $27.4 million of property under this agreement and recognized no gain or loss on the sale-leaseback transactions.

    Interest expense capitalized in 1998, 1997 and 1996 totaled $135,000, $229,000, and zero, respectively.

(8) Intangible Assets

    A summary of intangible assets as of December 31, 1998 and 1997 follows (in thousands):

                                            December 31,
                                            ------------
                                           1998       1997
                                           ----       ----
        Original Cost:
        Goodwill....................     $ 17,037   $17,945
        Trademarks..................          581       581
        Covenants not to Compete....          250       250
                                              ---       ---
                                           17,868    18,776
        Accumulated Amortization....       (2,338)   (1,233)
                                           ------    ------
        Intangibles, Net............     $ 15,530   $17,543
                                         ========   =======

     Amortization expense relating to intangible assets totaled $1,105,000, $857,000, and $63,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

(9) Other Assets

    A summary of Other Assets as of December 31, 1998 and 1997 follows (in thousands):

                                        December 31,
                                        ------------
                                      1998       1997
                                      ----       ----
  Prepaid Expenses..............      $2,484     $1,957
  Income Taxes Receivable.......       2,926      1,693
  Servicing Receivables.........       4,266      1,389
  Restricted Cash...............       1,565      1,280
  Deposits......................       1,286        829
  Employee Advances.............       1,431        821
  Deferred Income Taxes.........       2,626         --
  Other.........................       3,991      3,277
                                       -----      -----
                                     $20,575    $11,246
                                     =======    =======

(10) Accrued Expenses and Other Liabilities

    A summary of Accrued Expenses and Other Liabilities as of December 31, 1998 and 1997 follows (in thousands):

                                        December 31,
                                        ------------
                                      1998      1997
                                      ----      ----
 Sales Taxes....................     $ 3,033   $ 3,909
 Accrued Payroll, Benefits & Taxes     2,192     2,366
 Collections Liability..........       3,121     1,503
 Accrued Advertising............       1,234       850
 Accrued Post Sale Support......       1,809       771
 Deferred Income Taxes..........          --       718
 Others.........................       8,305     4,847
                                       -----     -----
                                     $19,694   $14,964
                                     =======   =======

    In connection with the retail sale of vehicles, the Company is required to pay sales taxes to certain government jurisdictions. In certain of these jurisdictions, the Company has elected to pay these taxes using the "cash basis", which requires the Company to pay the sales tax obligation for a sale transaction as principal is collected over the life of the related finance receivable contract.

(11) Notes Payable

    A summary of Notes Payable at December 31, 1998 and 1997 follows (in thousands):

                                                                            December 31,
                                                                            ------------
                                                                          1998       1997
                                                                          ----       ----
  $125,000,000 revolving loan with a finance company, interest payable  daily at 30 day  LIBOR  (5.24% at  December  31,
     1998) plus 3.15% through June 2000, secured by substantially
     all assets of the Company.....................................   $  51,765  $ 56,950

  Two  notes payable to a finance company totaling $7,450,000, monthly interest  payable at the prime rate plus 1.50% (9.25% at December
     31, 1998) through January 1998;  thereafter,  monthly payments of
     $89,000  plus  interest  through  April  1999 when the  remaining unpaid  principal  is due,  secured  by first deeds of trust and
      assignments of rents on certain real property................       3,386     7,450

  Others bearing  interest at rates ranging from 9% to 11% due through
    August 2001, secured by certain real property and certain property
     and equipment.................................................         967       771
                                                                            ---       ---
            Subtotal...............................................       56,118    65,171
            Less:  Unamortized Loan Fees...........................        1,025       350
                                                                           -----       ---
            Total..................................................      $55,093 $  64,821
                                                                         ======= =========

    The aforementioned revolving loan agreement contains various reporting and performance covenants including the maintenance of certain ratios, limitations on additional borrowings from other sources, restrictions on certain operating activities, and a restriction on the payment of dividends under certain circumstances. The Company was in compliance with the covenants at December 31, 1998 and 1997 except for interest coverage ratios at December 31, 1998, for which the Company obtained a waiver.

(12)     Collateralized Notes Payable

    The Company has Collateralized Notes Payable consisting of a note payable under a securitization and a note payable secured by the common stock of the Company's securitization subsidiaries. These notes do not have contractually scheduled principal payments but require the Company to remit all collections on the collateral to the note holders. A summary of Collateralized Notes Payable at December 31, 1998 and 1997, respectively, follows (in thousands):

                                                                           December 31,
                                                                           ------------
                                                                         1998       1997
                                                                         ----       ----
$50,607,000  of  A  Certificates  issued  pursuant  to  the  Company's
   Securitization  Program,   interest  payable  monthly  at  5.90%,
   secured by the underlying  pool of finance  receivable  contracts and spread  account ($5.7 million at December 31, 1998),  monthly principal  payments  are  73%  of  principal  reductions  of  the
   underlying pool of finance receivable contracts................       50,607      --
$15  million note payable to a finance  company,  bearing  interest at
   LIBOR  plus 4% (9.54%  at  December  31,  1998),  secured  by the capital  stock  of UDRC  and UDRC II,  Lender  will  receive  all distributions for Residuals in Finance Receivables Sold until note
   is paid in full................................................       12,234      --
                                                                         ------    -------
           Subtotal................................................      62,841      --
           Less:  Unamortized Loan Fees............................         640      --
                                                                         ------   -------
           Total...................................................     $62,201   $  --
                                                                        =======   =======

 (13) Subordinated Notes Payable

    A summary of Subordinated Notes Payable at December 31, 1998 and 1997 follows:

                                                                          December 31,
                                                                          ------------
                                                                        1998       1997
                                                                        ----       ----
                                                                         (In thousands)

$17.5million  Subordinated  debentures,  interest  at  12%  per  annum
   (approximately  18.8% effective rate) payable  semi-annually with the entire principal balance due October 23, 2003; the debentures are  subordinate  to all other  Company  indebtedness  except the
   Verde note and contain  certain call  provisions at the option of
   the Company.......................................................   $  17,479  $    --
$15  million notes payable to unrelated  parties,  bearing interest at
   12% per annum  payable  quarterly,  principal  due February  2001
   senior  to  the  Verde   subordinated   note   payable   and  the
   subordinated debentures...........................................      15,000       --
$5 million notes payable to unrelated parties,  bearing interest 12%
   per annum  payable  quarterly,  principal due July 2001 senior to
   the  Verde   subordinated   note  payable  and  the  subordinated
   debentures.......................................................        5,000       --
$14 million  unsecured  note  payable  with Verde,  interest  payable monthly at 10% per annum with  annual  principal  payments  of $2
   million maturing June 2003.......................................       10,000     12,000
                                                                           ------     ------
       Subtotal...................................................         47,479     12,000
       Less:  Unamortized Premium.................................          3,738        --
                                                                            -----     -------
       Total......................................................      $  43,741   $ 12,000
                                                                          ========   ========

    During the year the Company issued $17.5 million of subordinated debentures in exchange for 2.7 million shares of Company common stock valued at $14.0 million ("Exchange Offer"), including $370,000 of costs incurred for the Exchange Offer. The debentures are unsecured and subordinate to all existing and future indebtedness of the Company and bear interest at 12% per annum payable semi-annually each April and October, approximately $2.9 million per year, until they are paid in full on October 23, 2003. The debentures were issued at a premium of approximately $3,874,000 in excess of the market value of the shares tendered, which will be amortized over the life of the debentures and results in an effective interest rate of approximately 18.8%. The Company is required to pay the principal amount of debentures on the fifth anniversary of their issuance date.

    In connection with the issuance of the $15 million senior subordinated notes payable, the Company issued warrants, which were valued at approximately $900,000, to the lenders to purchase up to 500,000 shares of the Company's Common Stock at an exercise price of $10.00 per share exercisable at any time until the later of (1) February 2001, or (2) such time as the notes have been paid in full.

     Interest expense related to the subordinated note payable with Verde totaled $1,073,000, $1,232,000, and $1,933,000, during the years ended December 31, 1998, 1997 and 1996, respectively.

    A summary of the future minimum principal payments required under the aforementioned notes payable and subordinated notes payable after December 31, 1998 follows (in thousands):

                                           Subordinated
       December 31,     Notes Payable      Notes Payable     Total
       ------------     -------------      -------------     -----
    1999..........      $     3,634     $     2,000       $   5,634
    2000..........           51,903           2,000          53,903
    2001..........              581          22,000          22,581
    2002..........               --           2,000           2,000
    2003..........               --          19,479          19,479
                        -----------     -----------       ---------
                        $    56,118     $    47,479       $ 103,597
                        ===========     ===========       =========

(14) Income Taxes

    Income taxes amounted to $2,396,000, $6,637,000, and $100,000 for the years ended December 31, 1998, 1997 and 1996, respectively (an effective tax rate of 40.5%, 41.1%, and 1.6%, respectively). A reconciliation between taxes computed at the federal statutory rate of 35% in 1998 and 1997 and 34% in 1996 at the effective tax rate on earnings before income taxes follows (in thousands):

                                                        December 31,
                                                        ------------
                                                 1998       1997       1996
                                                 ----       ----       ----
  Computed "Expected" Income Taxes .......      $2,071     $5,658    $  2,142
  State Income Taxes, Net of Federal Effect         96        962          41
  Change in Valuation Allowance...........         735         --      (2,315)
  Other, Net..............................        (506)        17         232
                                                 -----      -----      ------
                                                $2,396     $6,637    $    100
                                                ======     ======    ========

    Components of income taxes (benefit) for the years ended December 31, 1998, 1997 and 1996 follow (in thousands):

                               Current  Deferred    Total
                               -------  --------    -----
   1998:
     Federal..............    $    91    $ 2,158  $ 2,249
     State................          6        141      147
                                    -        ---      ---
                                   97      2,299    2,396
     Discontinued operations     (239)    (5,643)  (5,882)
                                 ----     ------   ------
                              $  (142)   $(3,344) $(3,486)
                              =======    =======  =======
   1997:
     Federal..............    $ 3,743    $ 1,414  $ 5,157
     State................      1,197        283    1,480
                                -----        ---    -----
                                4,940      1,697    6,637
     Discontinued operations      (40)       (18)     (58)
                                  ---        ---      ---
                              $ 4,900    $ 1,679  $ 6,579
                              =======    =======  =======
   1996:
     Federal..............    $  (149)   $   187  $    38
     State................         --         62       62
                                -----      -----    -----
                              $  (149)   $   249  $   100
                              =======    =======  =======

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1998 and 1997 are presented below (in thousands):

                                                              December 31,
                                                              ------------
                                                            1998       1997
                                                            ----       ----
 Deferred Tax Assets:
   Finance   Receivables,   Principally   Due   to  the
 Allowance for Credit Losses.........................      $2,282     $  473
   Inventory.........................................          --        246
   Federal and State Income Tax Net Operating Loss
      Carryforwards..................................       1,224         28
   Discontinued Operations Liability.................       2,410         --
   Accrued Post Sale Support.........................         717        357
   Other.............................................         934        395
                                                              ---        ---
   Total Gross Deferred Tax Assets...................       7,567      1,499
   Less: Valuation Allowance.........................        (735)        --
                                                             ----
           Net Deferred Tax Assets...................       6,832      1,499
                                                            -----      -----
 Deferred Tax Liabilities:
   Software Development Costs........................      (2,191)      (237)
   Inventory.........................................      (1,176)        --
   Pre-Opening and Start Up Costs....................          --     (1,236)
   Loan Origination Fees.............................        (255)      (586)
   Other.............................................        (584)      (158)
                                                             ----       ----
      Total Gross Deferred Tax Liabilities...........      (4,206)    (2,217)
                                                           ------     ------
           Net Deferred Tax Asset (Liability)........      $2,626     $ (718)
                                                           ------     ------

    The valuation allowance for deferred tax assets as of December 31, 1998 and 1997 was $735,000 and zero, respectively. The net change in the total valuation allowance for the year ended December 31, 1998 was an increase of $735,000. The allowance is attributable primarily to future deductions and net operating loss carryforwards in certain states where the Branch Offices operated and realization of a tax benefit is unlikely. There was no change in the Valuation Allowance for the year ended December 31, 1997. In assessing the realizability of Deferred Tax Assets, management considers whether it is more likely than not that some portion or all of the Deferred Tax Assets will not be realized. The ultimate realization of Deferred Tax Assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the reversal of Deferred Tax Liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the Deferred Tax Assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the established valuation allowance at December 31, 1998.

    At December 31, 1998, the Company had net operating loss carryforwards for federal income tax purposes of approximately $1,822,000, which, subject to annual limitations, are available to offset future taxable income, if any, through 2011.

(15) Servicing

    Pursuant to the Company's securitization program that began in 1996, the Company securitizes loan portfolios with servicing retained. The Company services the securitized portfolios for a monthly fee ranging from .25% to .33% (generally, 3.0% to 4.0% per annum) of the beginning of month principal balance of the serviced portfolios. The Company has retained the servicing rights on the contracts it has sold in connection with its securitization transactions. The Company has not established any servicing assets or liabilities in connection with its securitizations as the revenues from contractually specified servicing fees and other ancillary sources have been just adequate to compensate the Company for its servicing responsibilities.

    In 1998 the Company's Non Dealership Operations entered into several agreements with third parties to service loan portfolios on their behalf. The service fees are generally a percentage of the outstanding principal balance ranging from generally, 3.25% to 4.0% per annum, subject to a minimum dollar amount per contract, and are paid monthly.

     The Company recognized servicing income of $33.3 million, $8.8 million, and $1.9 million in the years ended December 31, 1998, 1997 and 1996, respectively.

     A summary of portfolios serviced by the Company's respective segments as of December 31, 1998 and 1997 follows (in thousands):

Dealership Operations:                                     1998         1997
                                                           ----         ----
Finance Receivables from continuing operations..     $    93,936  $   55,965
Finance Receivables from discontinued operations          30,219      29,965
Securitized with servicing retained.............         242,297     238,025
Servicing on behalf of others...................          47,947     127,322
                                                          ------     -------
Total serviced portfolios Dealership Operations.         414,399     451,277
                                                         =======     =======

Non Dealership Operations:
Finance Receivables ............................           1,237          --
Servicing on behalf of others...................         586,081          --
                                                         -------     -------
   Total   serviced   portfolios   Non   Dealership
   Operations..................................          587,318          --
                                                         -------     -------
   Total serviced portfolios...................      $ 1,001,717  $  451,277
                                                     ===========  ==========

    Pursuant to the terms of the various servicing agreements, the serviced portfolios are subject to certain performance criteria. In the event the serviced portfolios do not satisfy such criteria the servicing agreements contain various remedies up to and including the removal of servicing rights from the Company.

(16) Lease Commitments

    The Company leases used car sales facilities, loan servicing centers, offices, and certain office equipment from unrelated entities under various operating leases that expire through March 2019. The leases require monthly rental payments aggregating approximately $871,000 and contain various renewal options from one to ten years. In certain instances, the Company is also responsible for occupancy and maintenance costs, including real estate taxes, insurance, and utility costs. Rent expense totaled $11,419,000, $5,398,000 and $2,394,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

    During 1996, the Company purchased six car lots, a vehicle reconditioning center, and two office buildings from Verde. These properties had previously been rented from Verde pursuant to various leases which called for base monthly rents aggregating approximately $123,000 plus contingent rents as well as all occupancy and maintenance costs, including real estate taxes, insurance, and utilities. In connection with the purchase, Verde returned security deposits that totaled $364,000. Rent expense for the year ended December 31, 1996 totaled $2,394,000, which included rents paid to Verde totaling $1,498,000 including contingent rents of $440,000.

    A summary of future minimum lease payments required under noncancelable operating leases with remaining lease terms in excess of one year as of December 31, 1998 follows (in thousands):

                  Continuing  Discontinued
 December 31,     Operations   Operations     Total
 ------------     ----------   ----------     -----
 1999..........     $11,320      $  567     $ 11,887
 2000..........      10,216         178       10,394
 2001..........       8,263          --        8,263
 2002..........       5,849          --        5,849
 2003..........       3,874          --        3,874
 Thereafter....      45,181          --       45,181
                     ------      ------       ------
           Total    $84,703      $  745     $ 85,448
                    =======      ======     ========

(17) Stockholders' Equity

    During 1998 the company acquired approximately 2.7 million shares of Ugly Duckling common stock with a value of approximately $14.0 million in the Exchange Offer. We also acquired 72,000 shares of Treasury Stock for approximately $535,000 under its Stock Repurchase Program.

    During 1997, the company completed a private placement of 5,075,500 shares of common stock for a total of approximately $88.7 million cash, net of stock issuance costs. The registration of the shares sold in the private placement was effective in April 1997. During 1996, the company completed two public offerings in which it issued a total of 7,245,000 shares of common stock for approximately $79.4 million cash, net of stock issuance costs.

    During 1998, the company issued 50,000 warrants to a third party to purchase Company common stock. The warrants are exercisable through February 2001 at an exercise price of $12.50 per share of common stock.

    During 1998, the company issued warrants, valued at approximately $900,000, to purchase 500,000 shares of Company common stock at $10 per share in connection with senior subordinated note payable agreements. The warrants are exercisable at any time until (1) February 2001, or (2) the notes are paid in full.

    During the year the company issued 325,000 warrants to a third party to purchase Company common stock at $20.00 per share. The warrants expire on April 1, 2001 and are subject to a call feature by we.

    During 1997, the company issued warrants for the right to purchase 389,800 shares of the Company's common stock for $20.00 per share exercisable through February 2000. The warrants were valued at approximately $612,000. These warrants remained outstanding at December 31, 1998. In addition, warrants to acquire 116,000 shares of the Company's common stock at $6.75 per share and 170,000 shares of the Company's common stock at $9.45 per share were outstanding at December 31, 1997.

    On April 24, 1996, the company effectuated a 1.16-to-1 stock split. The effect of this stock split has been reflected for all periods presented in the Consolidated Financial Statements.

    The Company's Board of Directors declared quarterly dividends on preferred stock totaling approximately $916,000 during the year ended December 31, 1996. There were no cumulative unpaid dividends at December 31, 1996.

(18) Earnings (Loss) Per Share

    A summary of the reconciliation from basic earnings (loss) per share to diluted earnings (loss) per share for the years ended December 31, 1998, 1997, and 1996 follows (in thousands, except for per share amounts):

                                                         1998         1997          1996
                                                         ----         ----          ----
Earnings From Continuing Operations..............    $   3,520    $   9,528     $   6,677
Less: Preferred Stock Dividends..................           --           --          (916)
                                                        ------      -------       -------
Earnings available to Common Stockholders........    $   3,520    $   9,528     $   5,761
                                                     =========    =========     =========
Net Earnings (Loss)..............................    $  (5,703)   $   9,445     $   5,866
Less: Preferred Stock Dividends..................           --           --          (916)
                                                        ------        -----          ----
Earnings (Loss) available to Common Stockholders.    $  (5,703)   $   9,445     $   4,950
                                                     =========    =========     =========
Basic Earnings Per Share From Continuing
  Operations.....................................    $    0.19   $     0.53    $     0.73
                                                     =========   ==========    ==========
Diluted Earnings Per Share From Continuing
  Operations.....................................    $     0.19   $     0.52    $     0.69
                                                     ==========   ==========    ==========
Basic Earnings (Loss) Per Share..................    $    (0.32)  $     0.53    $     0.63
                                                     ==========   ==========    ==========
Diluted Earnings (Loss) Per Share................    $    (0.31)  $     0.52    $     0.60
                                                     ==========   ==========    ==========
Basic EPS-Weighted Average Shares Outstanding....        18,082       17,832         7,887
Effect of Diluted Securities:
  Warrants.......................................           41           98            71
  Stock Options..................................          282          304           340
                                                           ---          ---           ---
Dilutive EPS-Weighted Average Shares Outstanding.       18,405       18,234         8,298
                                                        ======     ========       =======
Warrants   Not   Included   in  Diluted  EPS  Since      1,044          390             --
                                                        ======     ========       ========
Antidilutive.....................................
Stock Options Not Included in Diluted EPS Since
  Antidilutive...................................        1,044          828            --
                                                        ======     ========       =======

(19) Stock Option Plan

    In June, 1995, the company adopted a long-term  incentive plan (Stock Option
Plan) under which it has set aside 1,800,000 shares of common stock to be granted to employees. Options are to vest over a period to be determined by the Board of Directors upon grant and will generally expire 6 to 10 years after the date of grant. The options generally vest over a period of 5 years.

    In August 1998, the Company's stockholders approved an executive incentive stock option plan (Executive Plan). The Company has reserved 800,000 shares of its common stock for issuance. Options granted under the plan expire ten years after the grant date and vest 20% per year upon completion of each year of service after the date of grant (beginning 1 year after the grant date) subject to meeting additional vesting hurdles that are based on the trading price of the Company's stock. Even if these additional vesting hurdles are not met, the options will fully vest 7 years after the date of grant.

    A summary of the aforementioned stock plan activity follows:

                                   Stock Option Plan        Executive Plan
                                   -----------------        --------------
                                             Weighted               Weighted
                                              Average                Average
                                             Price Per              Price Per
                                  Number       Share     Number       Share
                                  ------       -----     ------       -----
  Balance, December 31, 1996       912,000  $   8.60           --  $       --
    Granted.................       582,000     15.07           --          --
    Forfeited...............       (78,000)    14.00           --          --
    Exercised...............      (118,000)     2.04           --          --
                                  --------                -------
  Balance, December 31, 1997     1,298,000     11.76           --          --
    Granted.................       925,000      7.68      525,000         8.25
    Forfeited...............      (995,000)    13.64      (25,000)        8.25
    Exercised...............       (76,000)     3.61           --          --
                                   -------                -------
  Balance, December 31, 1998     1,152,000      7.43      500,000         8.25
                                 =========                =======


    At December 31, 1998, there were 409,000 and 300,000 additional shares available for grant under the Stock Option Plan and Executive Plan, respectively. The per share weighted-average fair value of stock options granted during 1998, 1997 and 1996 was $3.22, $6.54 and $8.39, respectively, on the date of grant using the Black-Scholes option-pricing model. The following are the weighted-average assumptions: 1998 -- expected dividend yield 0%, risk-free interest rate of 5.25%, expected volatility of 50.0%, and an expected life of 5 years; 1997 -- expected dividend yield 0%, risk-free interest rate of 5.53%, expected volatility of 40.0%, and an expected life of 5 years; 1996 -- expected dividend yield 0%, risk-free interest rate of 6.4%, expected volatility of 56.5% and an expected life of 7 years.

    During 1998 the Board of Directors approved separate plans to reprice the Company's outstanding stock options under the Stock Option Plan, one in January 1998 and a second in November 1998. The forfeited options had exercise prices ranging from $9.75 to $20.75 and were repriced at $9.75 or $5.13 per share, the fair market value on the date of the respective repricings. Approximately 391,000 options were issued under the repricing program. The vesting period was not affected for the options repriced under the January 1998 repricing plan. However, the vesting period started over on the repricing date for the options issued under the November 1998 repricing plan. Generally vesting occurs 20% per year beginning one year after the grant date. The fair values of these options were estimated at the date of grant using the criteria noted above. The repricing resulted in additional pro forma compensation expense in 1998 of $795,000, which is reflected in the pro forma table below. The repricing activity has been reflected in table above and is included in the options granted and forfeited in 1998.

    The Company applies APB Opinion 25 in accounting for its Plan, and accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:


                                                         1998           1997          1996
                                                         ----           ----          ----
Pro Forma Earnings from Continuing Operations
   Available to Common Stockholders.............      $    2,533     $    8,650    $    5,642
 Pro  forma  Net  Earnings  (Loss) Available to
 Common Stockholders...........................       $   (6,690)    $    8,567    $    4,831
 Earnings (Loss) per Share -- Basic:
   Continuing Operations Pro Forma..............      $     0.14     $     0.49    $     0.72
   Net Earnings (Loss) Pro Forma................      $    (0.37)    $     0.48    $     0.61
 Earnings (Loss) per Share -- Diluted:
   Continuing Operations Pro Forma..............      $     0.14     $     0.48    $     0.72
   Net Earnings (Loss) Pro Forma................      $    (0.37)    $     0.48    $     0.61

    A summary of stock options granted at December 31, 1998 follows:

                                   Options Outstanding                        Options Exercisable
                                   -------------------                        -------------------
                         Number        Weighted-Avg.    Weighted-Avg.       Number       Weighted-Avg.
Range of               Outstanding       Remaining        Exercise        Exercisable      Exercise
Exercise Prices        at 12/31/98   Contractual Life       Price         at 12/31/98        Price
---------------        -----------   ----------------       -----         -----------        -----
$ .50 to $1.00.            65,000      5.4 years          $  0.86                --        $     --
$1.50 to $7.00.           543,000      5.9 years             4.68           117,000            3.78
$8.00 to $8.25.           816,000      7.8 years             8.2501                --              --
$8.30 to $18.63           228,000      5.4 years            14.71            86,000           15.76
                          -------                           -----            ------           -----
                        1,652,000                         $  7.68           203,000        $   8.86
                        =========                         =======           =======        ========

(20) Year 2000 Readiness Disclosure

    In 1998, the Company developed a plan to deal with the Year 2000 problem and began modifying and testing, or converting its computer systems to be Year 2000 compliant. The plan provides for the modification, testing, and conversion efforts to be completed by June 30, 1999. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Management has also assessed the Year 2000 remediation efforts of the Company's significant suppliers. Although management believes its efforts minimize the potential adverse effects that a supplier's failure would have on the Company, there can be no absolute assurance that all its suppliers will become Year 2000 compliant on time. The Company will evaluate appropriate courses of action, including replacement of certain systems whose associated costs would be recorded as assets and subsequently amortized, or modification of its existing systems which costs would be expensed as incurred. The Company estimates it will cost between $2.2 million and $2.7 million to become Year 2000 compliant and had incurred $1.3 million of these costs during 1998. However, there can be no assurance that the Company will be able to completely resolve all Year 2000 issues or that the ultimate cost to identify and implement solutions to all Year 2000 problems will not exceed the Company's estimate.

(21) Commitments and Contingencies

    The Company's Non Dealership operations have entered into servicing agreements with two companies that have filed and subsequently emerged from bankruptcy and continue to operate under their approved plans of reorganization. Under the terms of the respective servicing agreements and approved plans of reorganization, once certain creditors of the bankrupt companies have been paid in full, the Company is entitled to certain incentive compensation in excess of the servicing fees earned to date. Under the terms of one of the agreements, the Company is scheduled to receive 17.5% of all collections of the serviced portfolio once the specified creditors have been paid in full. Under the terms of the second agreement, the Company is scheduled to receive the first $3.25 million in collections once the specified creditors have been paid in full and 15% thereafter. The Company is required to issue up to 150,000 warrants to the extent the Company receives the $3.25 million and in addition will be required to issue 75,000 warrants for each $1.0 million in incentive fee income after collection of the $3.25 million. As of December 31, 1998, management estimates that the incentive compensation could range from $0 to $8.0 million under these agreements. The Company has not accrued any fee income with regard to these incentives.

    On July 18, 1997, the Company filed a Form S-3 registration statement for the purpose of registering up to $200 million of its debt securities in one or more series at prices and on terms to be determined at the time of sale. The registration statement has been declared effective by the Securities and Exchange Commission and may be available for future debt offerings. There can be no assurance, however, that the Company will be able to use this registration statement to sell debt or other securities.

    The Company is involved in various claims and actions arising in the ordinary course of business. In the opinion of management, based on consultation with legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company. No provision has been made in the accompanying consolidated financial statements for losses, if any, that might result from the ultimate disposition of these matters.

(22) Retirement Plan

    The Company has established qualified 401(k) retirement plans (defined contribution plans) which became effective on October 1, 1995. The plans, as amended, cover substantially all employees having no less than three months of service, have attained the age of 21, and work at least 1,000 hours per year. Participants may voluntarily contribute to the plan up to the maximum limits established by Internal Revenue Service regulations.

    The Company will match from 10% to 25% of the participants' contributions. Participants are immediately vested in the amount of their direct contributions and vest over a five-year period, as defined by the plan, with respect to the Company's contribution. Pension expense totaled $121,000, $49,000, and $23,000 during the years ended December 31, 1998, 1997, and 1996, respectively.

(23) Disclosures About Fair Value of Financial Instruments

    Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. The following summary presents a description of the methodologies and assumptions used to determine such amounts.

Limitations

    Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument; they are subjective in nature and involve uncertainties, matters of judgment and, therefore, cannot be determined with precision. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Changes in assumptions could significantly affect these estimates.

    Since the fair value is estimated as of December 31, 1998 and 1997, the amounts that will actually be realized or paid in settlement of the instruments could be significantly different.

Cash and Cash Equivalents

    The carrying amount is estimated to be the fair value because of the liquidity of these instruments.

Finance Receivables, Residuals in Finance Receivables Sold, Investments Held in Trust, and Notes Receivable

    The carrying amount is estimated to be the fair value because of the relative short maturity and repayment terms of the portfolio as compared to similar instruments.

Accounts Payable, Accrued Expenses, and Notes Payable

    The carrying amount approximates fair value because of the short maturity of these instruments. The terms of the Company's notes payable approximate the terms in the market place at which they could be replaced. Therefore, the fair market value approximates the carrying value of these financial instruments.

Subordinated Notes Payable

    The terms of the Company's subordinated notes payable approximate the terms in the market place at which they could be replaced. Therefore, the fair value approximates the carrying value of these financial instruments.

(24) Business Segments

    Operating results and other financial data are presented for the principal business segments of the Company for the years ended December 31, 1998, 1997, and 1996, respectively. The Company has 6 distinct business segments. Within the Dealership Operations division, these consist of retail car sales operations (Company dealerships), the income generated from the finance receivables generated at the Company dealerships and corporate and other operations. Within the Non Dealership Operations division, these consist of the Cygnet Dealer program, bulk purchasing and loan servicing, and corporate and other operations.

    In computing operating profit by business segment, the following items were considered in the Corporate and Other category: portions of administrative expenses, interest expense and other items not considered direct operating expenses. Identifiable assets by business segment are those assets used in each segment of Company operations.

                                               Dealership Operations               Non Dealership Operations
                                               ---------------------               -------------------------
                                                      Company
                                         Company    Dealership   Corporate     Cygnet    Cygnet Loan    Corporate
                                        Dealerships Receivables  and Other      Dealer     Servicing     and Other       Total
                                        -----------------------  ---------      ------     ---------     ---------       -----
                                                                             (In thousands)
    December 31, 1998:
    Sales of Used Cars...............    $ 287,618    $      --   $      --   $      --   $       --   $       --     $ 287,618
    Less: Cost of Cars Sold..........      167,014           --          --          --           --           --       167,014
    Provision for Credit Losses......       59,770        5,548          --       2,316           --           --        67,634
                                            ------        -----       -----       -----       ------        -----        ------
                                            60,834       (5,548)         --      (2,316)          --           --        52,970
    Interest Income..................           --       16,946         341       8,709        1,832           --        27,828
    Gain on Sale of Loans............           --       12,093          --          --           --           --        12,093
    Service Fee and Other Income.....          389       15,453         493          --       22,296           --        38,631
                                               ---       ------         ---       -----       ------        -----        ------
    Income before Operating Expenses.       61,223       38,944         834       6,393       24,128           --       131,522
                                            ------       ------         ---       -----       ------        -----       -------
    Operating Expenses:
    Selling and Marketing............       20,285           --          --         242           31            7        20,565
    General and Administrative.......       32,383       18,491      16,103       2,721       18,664        4,040        92,402
    Depreciation and Amortization....        2,581        1,334         997         104          614          105         5,735
                                             -----        -----         ---         ---          ---          ---         -----
                                            55,249       19,825      17,100       3,067       19,309        4,152       118,702
                                            ------       ------      ------       -----       ------        -----       -------
    Income  (loss)   before   Interest   $   5,974    $  19,119   $ (16,266)  $   3,326   $    4,819   $   (4,152)    $  12,820
    Expense..........................    =========    =========   =========   =========   ==========   ==========     =========
    Capital Expenditures.............    $  14,265    $   1,297   $   2,352   $     449   $    2,260   $    1,163     $  21,786
                                         =========    =========   =========   =========   ==========   ==========     =========
    Identifiable Assets..............    $  75,366    $ 145,880   $  47,543   $  44,250   $   31,589   $    1,347     $ 345,975
                                         =========    =========   =========   =========   ==========   ==========     =========

    December 31, 1997:
    Sales of Used Cars...............    $ 123,814    $      --   $      --   $      --   $       --   $       --     $ 123,814
    Less: Cost of Cars Sold..........       72,358           --          --          --           --           --        72,358
    Provision for Credit Losses......       22,354           --          --         691           --           --        23,045
                                            ------       ------       -----        ----        -----        -----        ------
                                            29,102           --          --        (691)          --           --        28,411
    Interest Income..................           --       12,559          --       2,359        3,818           --        18,736
    Gain on Sale of Loans............           --        6,721          --          --        8,131           --        14,852
    Service Fee and Other Income.....        1,498        8,814       2,013         356           --           --        12,681
                                             -----        -----       -----         ---        -----        -----        ------
    Income before Operating Expenses.       30,600       28,094       2,013       2,024       11,949           --        74,680
                                            ------       ------       -----       -----       ------        -----        ------
    Operating Expenses:
    Selling and Marketing............       10,538           --          --          --           --           --        10,538
    General and Administrative.......       17,214       12,303       9,896         917           --        1,572        41,902
    Depreciation and Amortization....        1,536        1,108         504          28           --          125         3,301
                                             -----        -----         ---          --        -----          ---         -----
                                            29,288       13,411      10,400         945           --        1,697        55,741
                                            ------       ------      ------         ---        -----        -----        ------
    Income  (loss)   before   Interest   $   1,312    $  14,683   $  (8,387)  $   1,079   $   11,949   $   (1,697)    $  18,939
                                         =========    =========   =========   =========   ==========   ==========     =========
    Expense..........................
    Capital Expenditures.............    $  13,571    $   3,791   $   2,104   $      19   $       --   $       24     $  19,509
                                         =========    =========   =========   =========   ==========   ==========     =========
    Identifiable Assets..............    $  74,287    $  78,514   $  72,799   $  27,539   $   22,318   $      969     $ 276,426
                                         =========    =========   =========   =========   ==========   ==========     =========

    December 31, 1996:
    Sales of Used Cars...............    $  53,768    $      --   $      --   $      --   $       --   $       --     $  53,768
    Less: Cost of Cars Sold..........       31,879           --          --          --           --           --        31,879
    Provision for Credit Losses......        9,657           --          --          --           --           --         9,657
                                             -----        -----        ----       -----        -----         ----         -----
                                            12,232           --          --          --           --           --        12,232
    Interest Income..................           --        8,426         171          --           --           --         8,597
    Gain on Sale of Loans............           --        3,925          --          --           --           --         3,925
    Service Fee and Other Income.....          195        1,887         455          --           --           --         2,537
                                               ---        -----         ---       -----        -----         ----         -----
    Income before Operating Expenses.       12,427       14,238         626          --           --           --        27,291
                                            ------       ------         ---       -----        -----         ----        ------
    Operating Expenses:
    Selling and Marketing............        3,568           --          17          --           --           --         3,585
    General and Administrative.......        6,306        2,859       3,953          --           --           --        13,118
    Depreciation and Amortization....          318          769         295          --           --           --         1,382
                                               ---          ---         ---                                               -----
                                            10,192        3,628       4,265          --           --           --        18,085
                                            ------        -----       -----      ------       ------       ------        ------
    Income  (loss)   before   Interest   $   2,235    $  10,610   $  (3,639)  $      --   $       --   $       --     $   9,206
    Expense..........................    =========    =========   =========   =========   ==========   ==========     =========
    Capital Expenditures.............    $   4,530    $     455   $     564   $      --   $       --   $       --     $   5,549
                                         =========    =========   =========   =========   ==========   ==========     =========
    Identifiable Assets..............    $  20,698    $  12,775   $  84,156   $      --   $       --   $       --     $ 117,629
                                         =========    =========   =========   =========   ==========   ==========     =========

(25) Quarterly Financial Data -- unaudited

    A summary of the quarterly data for the years ended December 31, 1998, and 1997 follows:

                                           First     Second      Third     Fourth
                                          Quarter    Quarter    Quarter    Quarter      Total
                                          -------    -------    -------    -------      -----
                                               (In thousands, except per share amounts)
1998:
  Total Revenue.....................    $ 87,777    $ 88,819   $ 96,714   $ 92,860   $ 366,170
                                        ========    ========   ========   ========   =========
  Income before Operating Expenses..      31,246      32,678     37,653     29,945     131,522
                                          ======      ======     ======     ======     =======
  Operating Expenses................      23,514      26,359     33,542     35,287     118,702
                                          ======      ======     ======     ======     =======
  Income (Loss) before Interest
     Expense........................       7,732       6,319      4,111     (5,342)     12,820
                                           =====       =====      =====     ======      ======
  Earnings (Loss) from Continuing
     Operations.....................    $  3,729    $  2,942   $  1,527   $ (4,678)  $   3,520
                                        ========    ========   ========   ========   =========
  (Loss) from Discontinued Operations     (5,595)         --     (3,628)        --      (9,223)
                                          ======    ========     ======   ========    ========
  Net Earnings (Loss)...............    $ (1,866)   $  2,942   $ (2,101)  $ (4,678)  $  (5,703)
                                        ========    ========   ========   ========   =========
  Basic Earnings (Loss) Per Share from
     Continuing Operations..........    $    0.20   $   0.16   $   0.08   $  (0.28)  $     0.19
                                        =========   ========   ========   ========   ==========
  Diluted  Earnings  (Loss)  Per Share
from Continuing Operations..........    $    0.20   $   0.16   $   0.08   $  (0.28)  $     0.19
                                        =========   ========   ========   ========   ==========

  Basic Earnings (Loss) Per Share...    $   (0.10)  $   0.16   $  (0.11)  $  (0.28)  $    (0.32)
                                        =========   ========   ========   ========   ==========
  Diluted Earnings (Loss) Per Share.    $   (0.10)  $   0.16   $  (0.11)  $  (0.28)  $    (0.31)
                                        =========   ========   ========   ========   ==========
1997:
  Total Revenue.....................    $ 22,301    $ 36,279   $ 45,737   $ 65,766   $ 170,083
                                        ========    ========   ========   ========   =========
  Income before Operating Expenses..       9,101      15,480     19,415     30,684      74,680
                                           =====      ======     ======     ======      ======
  Operating Expenses................       8,133      11,988     14,780     20,840      55,741
                                           =====      ======     ======     ======      ======
  Income before Interest Expense....         968       3,492      4,635      9,844      18,939
                                             ===       =====      =====      =====      ======
  Earnings from Continuing  Operations  $    408    $  1,896   $  2,220   $  5,004   $   9,528
                                        ========    ========   ========   ========   =========
  Earnings (Loss) from Discontinued
     Operations.....................       2,854       2,415     (4,048)    (1,304)        (83)
                                           =====       =====     ======     ======         ===
  Net Earnings (Loss)...............    $  3,262    $  4,311   $ (1,828)  $  3,700   $   9,445
                                        ========    ========   ========   ========   =========
  Basic Earnings Per Share from
     Continuing Operations..........    $    0.03   $   0.10   $   0.12   $   0.27   $     0.53
                                        =========   ========   ========   ========   ==========
  Diluted Earnings Per Share from
     Continuing Operations..........    $    0.02   $   0.10   $   0.12   $   0.26   $     0.52
                                        =========   ========   ========   ========   ==========
  Basic Earnings (Loss) Per Share...    $    0.21   $   0.23   $  (0.10)  $   0.20   $     0.53
                                        =========   ========   ========   ========   ==========
  Diluted Earnings (Loss) Per Share.    $    0.20   $   0.23   $  (0.10)  $   0.20   $     0.52
                                        =========   ========   ========   ========   ==========

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)


                                                   March 31,    December 31,
                                                      1999          1998
                                               --------------  --------------
                                      ASSETS
Cash and Cash Equivalents                           $  4,387        $  2,751
Finance Recievables, net                             237,928         163,209
Notes Receiveable, Net                                21,670          28,257
Inventory                                             39,891          44,167
Property and Equipment, net                           34,299          32,970
Intangible Assets, Net                                15,256          15,530
Other Assets                                          22,880          20,575
Net Assets of Discontinued Operations                 30,305          38,516
                                               --------------  --------------
                                                   $ 406,616       $ 345,975
                                               ==============  ==============


                      LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
Accounts Payable                                $  5,678        $  2,479
Accrued Expenses and Other Liabilities            30,329          19,694
Notes Payable                                    171,904         117,294
Subordinated Notes Payable                        40,815          43,741
                                          ---------------   -------------
Total Liabilities:                               248,726         183,208
                                          ---------------   -------------
Stockholder's Equity
Common Stock                                                          19
                                                      19
Additional Paid in Capital                       173,819         173,809
Retained Earnings                                  3,869           3,449
Treasury Stock                                  (19,817)        (14,510)
                                          ---------------   -------------
Total Stockholders' Equity                       157,890         162,767
                                          ---------------   -------------
                                               $ 406,616       $ 345,975
                                          ===============   =============



     See accompanying notes to Condensed Consolidated Financial Statements.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                      Three Months Ended March 31, 1999 and
                     1998 (In thousands, except earnings per
                                 share amounts)


                                                      1999            1998
                                                  -------------   --------------
Sales of Used Cars                                    $106,443          $72,973
Less:
Cost of Used Cars Sold                                  60,097           39,731
Provision for Credit Losses                             28,561           15,362
                                                  -------------   --------------
                                                                         17,880
                                                        17,785
                                                  -------------   --------------
Other Income:
Interest Income                                         14,003            6,205
Gain on Sale of Finance Receivables                          -            4,614
Servicing and Other Income                               9,672            3,912
                                                  -------------   --------------
                                                                         14,731
                                                        23,675
                                                  -------------   --------------
Income before Operating Expenses                        41,460           32,611
Operating Expenses:
Selling and Marketing                                    6,416            4,921
General and Administrative                              28,553           18,786
Depreciation and Amortization                            2,135            1,173
                                                  -------------   --------------
                                                        37,104           24,880
                                                  -------------   --------------
Operating Income                                        4,356            7,731
Interest Expense                                        3,656            1,502
                                                  -------------   --------------
Earnings before Income Taxes                              700            6,229
Income Taxes                                              280            2,500
                                                  -------------   --------------
Income from Continuing Operations                         420            3,729
Discontinued Operations:
Loss from Operations of Discontinued Operations,
   net of income tax benefit of $492                         -            (768)
Loss on Disposal of Discontinued Operations net
  of income tax benefit of $3,024                            -          (4,827)
                                                  -------------   --------------
Net Earnings (Loss)                                    $   420         $(1,866)
                                                  =============   ==============
Earnings per Common Share from Continuing
Operations:
Basic                                                 $   0.03          $  0.20
                                                  =============   ==============
Diluted                                               $   0.03          $  0.20
                                                  =============   ==============
Net Earnings (Loss) per Common Share:
Basic                                                 $   0.03         $ (0.10)
                                                  =============   ==============
Diluted                                               $   0.03         $ (0.10)
                                                  =============   ==============
Shares Used in Computation:
Basic                                                   15,650           18,557
                                                  =============   ==============
Diluted                                                 15,785           19,093
                                                  =============   ==============

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                   Three Months Ended March 31, 1999 and 1998
                                 (In thousands)

                                                                         1999             1998
                                                                     -------------    -------------
Cash Flows from Operating Activities:
Net Earnings (Loss)                                                       $   420       $  (1,866)
Adjustments to Reconcile Net Earnings (Loss) to Net Cash
Provided
  by Operating Activities:
Loss from Discontinued Operations                                               -            5,595
Provision for Credit Losses                                                28,561           15,362
Purchase of Finance Receivables for Sale                                        -         (69,708)
Increase in Deferred Income Taxes                                         (5,188)          (2,205)
Depreciation and Amortization                                              2,135            1,173
Gain on Sale of Finance Receivables                                             -          (4,614)
Proceeds from Sale of Finance Receivables                                       -           62,556
Collections of Finance Receivables                                              -            5,935
Decrease in Inventory                                                       4,276            6,914
Decrease in Other Assets                                                      237            1,324
Increase in Accounts Payable, Accrued Expenses and Other                    9,911            2,139
Increase in Income Taxes Receivable                                         6,689              793
                                                                     -------------    -------------
Net Cash Provided by Operating Activities                                  47,041           23,398
                                                                     -------------    -------------
Cash Flows Used in Investing Activities:
Increase in Finance Receivable                                          (137,358)          (8,735)
Collections of Finance Receivables                                         36,319            4,741
Increase in Investments Held in Trust                                     (2,116)          (3,543)
Advances under Notes Receivable                                           (3,109)         (11,131)
Repayments of Notes Receivable                                              9,571            4,926
Purchase of Property and Equipment                                        (3,190)          (6,640)
                                                                     -------------    -------------
Net Cash Used in Investing Activities                                    (99,883)         (20,382)
                                                                     -------------    -------------
Cash Flows from Financing Activities:
Additions to Notes Payable                                                 72,717           45,000
Repayment of Notes Payable                                               (21,538)         (31,867)
Proceeds from Issuance of Common Stock                                         32              202
Acquisition of Treasury Stock                                             (5,307)                -
Other, Net                                                                    363              223
                                                                     -------------    -------------
Net Cash Provided by Financing Activities                                  46,267           13,558
                                                                     -------------    -------------
Cash Provided by (Used in) Discontinued Operations                          8,211         (19,597)
                                                                     -------------    -------------
Net Increase (Decrease) in Cash and Cash Equivalents                        1,636          (3,023)
Cash and Cash Equivalents and Beginning of Period                           2,751            3,537
                                                                     -------------    -------------
Cash and Cash Equivalents and End of Period                              $  4,387          $   514
                                                                     =============    =============
Supplemental Statement of Cash Flows Information:
Interest Paid                                                            $  5,934         $  2,222
                                                                     =============    =============
Income Taxes Paid                                                         $     -          $   408
                                                                     =============    =============

     See accompanying notes to Condensed Consolidated Financial Statements.

                            UGLY DUCKLING CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

Note 1.  Basis of Presentation

    Our accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for a complete financial statement presentation. In our opinion, such unaudited interim information reflects all adjustments, consisting only of normal recurring adjustments, necessary to present our financial position and results of operations for the periods presented. Our results of operations for interim periods are not necessarily indicative of the results to be expected for a full fiscal year. Our Condensed Consolidated Balance Sheet as of December 31, 1998 was derived from our audited consolidated financial statements as of that date but does not include all the information and footnotes required by generally accepted accounting principles. We suggest that these condensed consolidated financial statements be read in conjunction with the audited consolidated financial statements included in our Annual Report on Form 10-K, for the year ended December 31, 1998.

Note 2.  Summary of Finance Receivables

Following is a summary of our Finance Receivables, net, as of March 31, 1999 and December 31, 1998 (in thousands):


                                                            March 31, 1999                            December 31, 1998
                                              ----------------------------------------  ----------------------------------------
                                                                Non                                       Non
                                               Dealership   Dealership                  Dealership    Dealership
                                               Operations   Operations       Total      Operations    Operations      Total
                                              ------------- ------------  ------------  ------------  ------------ -------------

Installment Sales Contract Principal Balances     $182,150     $ 69,053      $251,203      $ 93,936      $ 51,282      $145,218
Add: Accrued Interest                                1,798          765         2,563           877           473         1,350
Loan Origination Costs                               3,583            -         3,583         2,237             -         2,237
                                              ------------- ------------  ------------  ------------  ------------ -------------
Principal Balances, net                            187,531       69,818       257,349        97,050        51,755       148,805
Residuals in Finance Receivables Sold               28,480        2,625        31,105        33,331         2,625        35,956
Investments Held in Trust                           22,680            -        22,680        20,564             -        20,564
                                              ------------- ------------  ------------  ------------  ------------ -------------
                                                   238,691       72,443       311,134       150,945        54,380       205,325
Allowance for Credit Losses                       (48,628)      (2,326)      (50,954)      (24,777)       (2,024)      (26,801)
Discount on Acquired Loans                               -     (22,252)      (22,252)             -      (15,315)      (15,315)
                                              ------------- ------------  ------------  ------------  ------------ -------------
Finance Receivables, net                          $190,063     $ 47,865      $237,928      $126,168      $ 37,041      $163,209
                                              ============= ============  ============  ============  ============ =============

Classification:
Finance Receivables Held for Investment           $123,787     $ 69,053      $192,840      $ 26,852      $ 51,282      $ 78,134
Finance Receivables Held as Collateral for
  Securitization Note Payable                       58,363            -        58,363        67,084             -        67,084
                                              ============= ============  ============  ============  ============ =============
                                                  $182,150     $ 69,053      $251,203      $ 93,936      $ 51,282      $145,218
                                              ============= ============  ============  ============  ============ =============

    As of March 31, 1999 and December 31, 1998, our Residuals in Finance Receivables Sold from dealership operations were comprised of the following (in thousands):

                                                       March 31,    December 31,
                                                         1999           1998
                                                  ---------------  -------------
Retained interest in subordinated securities (B            $        $    51,243
Certificates)                                           41,165
Net interest spreads, less present value discount       19,837           25,838
Reduction for estimated credit losses                  (32,522)        (43,750)
                                                  ---------------  -------------
Residuals in finance receivables sold                 $ 28,480      $    33,331
                                                  ===============  =============
Securitized principal balances outstanding            $158,890      $   198,747
                                                  ===============  =============
Estimated credit losses as a % of securitized
  principal balances outstanding                         20.5%           22.0%
                                                  ===============  =============


    The following table reflects a summary of activity for our Residuals in Finance Receivables Sold from dealership operations for the three month periods ended March 31, 1999 and 1998 (in thousands):

                                        March 31,            March 31,
                                           1999                 1998
                                    -------------------  -------------------
Balance, Beginning of Period               $    33,331          $    13,277
Additions                                            -               13,858
Amortization                                   (4,851)              (2,394)
                                    -------------------  -------------------
Balance, End of Period                     $    28,480          $    24,741
                                    ===================  ===================

Note 3.  Notes Receivable

    Our Cygnet dealer program has various notes receivable from used car dealers. Under Cygnet's asset based loan program, our commitments for revolving notes receivable totaled $10.2 million at March 31, 1999.

    In July 1997, First Merchants Acceptance Corporation (First Merchants) filed for bankruptcy. Immediately subsequent to the bankruptcy filing, we executed a loan agreement to provide First Merchants with debtor in possession financing (DIP facility). The maximum commitment under the DIP facility is $11.5 million at March 31, 1999. The outstanding balance on the DIP facility totaled $11.1 million and $12.2 million at March 31, 1999 and December 31, 1998.

    Following is a summary of Notes Receivable at March 31, 1999 and December 31, 1998 (in thousands):


                                                                           March 31,       December 31,
                                                                             1999              1998
                                                                         --------------   ----------------
Notes Receivable under the asset based loan program, net of
  allowance for doubtful accounts of $167, and $500, respectively         $  7,230          $  8,311
First Merchants Debtor in Possession Note Receivable                        11,062            12,228
First Merchants Bank Group Participation                                     2,331             6,856
Other Notes Receivable                                                       1,047               862
                                                                         --------------   ----------------
Notes Receivable, net                                                     $ 21,670          $ 28,257
                                                                         ==============   ================

Note 4.  Notes Payable

    The following is a summary of Notes Payable at March 31, 1999 and December 31, 1998 (in thousands):

                                                                                            March 31,         December 31,
                                                                                               1999               1998
                                                                                         -----------------  ------------------

Revolving Facility with GE Capital                                                            $    75,606         $    51,765
Securitization Note Payable                                                                        44,596              49,967
Note Payable Collateralized by the Common Stock of our Securitization Subsidiaries                 19,999              12,234
Note Payable Collateralized by Finance Receivables Contracts                                       28,876                   -
Mortgage Loan with Finance Company                                                                  3,386               3,386
Others                                                                                                897                 967
                                                                                         -----------------  ------------------
Subtotal                                                                                          173,360             118,319
Less:  Unamortized Loan Fees                                                                        1,456               1,025
                                                                                         -----------------  ------------------
Notes Payable                                                                                 $   171,904         $   117,294
                                                                                         =================  ==================

Note 5.  Common Stock Equivalents

    Net Earnings (Loss) per common share amounts are based on the weighted average number of common shares and common stock equivalents outstanding for the three month periods ended March 31, 1999, and 1998 as follows (in thousands, except for per share amounts):

                                                                                   March 31,         March 31,
                                                                                     1999               1998
                                                                                ----------------  -----------------

           Income from Continuing Operations                                           $    420          $   3,729
                                                                                ================  =================
           Net Earnings (Loss)                                                         $    420         $  (1,866)
                                                                                ================  =================
           Basic EPS-Weighted Average Shares Outstanding                                 15,650             18,557
                                                                                ================  =================
           Basic Earnings (Loss) Per Share from:
           Continuing Operations                                                      $    0.03          $    0.20
                                                                                ================  =================
           Net Earnings (Loss)                                                        $    0.03         $   (0.10)
                                                                                ================  =================

           Basic EPS-Weighted Average Shares Outstanding                                 15,650             18,557
           Effect of Diluted Securities:
             Warrants                                                                         -                 87
             Stock Options                                                                  135                449
                                                                                ----------------  -----------------
           Dilutive EPS-Weighted Average Shared Outstanding                              15,785             19,093
                                                                                ================  =================
           Diluted Earnings (Loss) Per Share from:
           Continuing Operations                                                      $    0.03          $    0.20
                                                                                ================  =================
           Net Earnings (Loss)                                                        $    0.03         $   (0.10)
                                                                                ================  =================
           Warrants Not Included in Diluted EPS Since Antidilutive                        1,556                715
                                                                                ================  =================
           Stock Options Not Included in Diluted EPS since Antidilutive                   1,153                603
                                                                                ================  =================

Note 6.  Business Segments

    We have two divisions: dealership operations and non-dealership operations. Within our divisions we have six distinct business segments. Within the dealership operations division, the segments consist of retail car sales operations (company dealerships), the income generated from the finance receivables generated at the Ugly Duckling dealerships and corporate and other operations. Under the non-dealership operations division, the segments consist of the Cygnet dealer program, bulk purchasing and loan servicing, and corporate and other operations.

    A summary of operating activity by business segment for the three months ended March 31, 1999 and 1998 follows (in thousands):



                                                         Dealership Operations              Non Dealership Operations
                                      -----------------------------------------     -----------------------------------------
                                                  Company
                                       Company    Dealership  Corporate Cygnet        Cygnet Loan Corporate
                                      Dealerships Receivables and Other Dealer        Servicing   and Other      Total
                                      ----------- ----------- --------- -------     ------------  -------------- ------------
1999:
Sales of Used Cars                     $ 106,443      $    -     $    -     $    -         $    -        $    -    $ 106,443
Less:  Cost of Used Cars Sold             60,097           -          -          -              -             -       60,097
  Provision for Credit Losses             21,893       5,871          -        797              -             -       28,561
                                      ----------- ----------- ------------- -------   -------------- ----------- ------------
                                          24,453     (5,871)          -      (797)              -             -       17,785
                                      ----------- ----------- ------------- -------   -------------- ----------- ------------

Interest Income                                -      10,312         61      3,317            313             -       14,003
Servicing and Other Income                     6       2,883         45         47          6,691             -        9,672
                                      ----------- ----------- ------------- -------   -------------- ----------- ------------
Income before Operating Expenses          24,459       7,324        106      2,567          7,004             -       41,460
                                      ----------- ----------- ------------- -------   -------------- ----------- ------------
Operating Expenses:
Selling and Marketing                      6,378                                35              3             -        6,416
General and Administrative                11,102       4,590      5,332        963          5,821           745       28,553
Depreciation and Amortization                791         283        521         78            321           141        2,135
                                      ----------- ----------- ------------- -------   -------------- ----------- ------------
                                          18,271       4,873      5,853      1,076          6,145           886       37,104
                                      ----------- ----------- ------------- -------   -------------- ----------- ------------
Operating Income                         $ 6,188     $ 2,451   $(5,747)    $ 1,491         $  859      $  (886)      $ 4,356
                                      =========== =========== ============= =======   ============== =========== ============


1998:
Sales of Used Cars                      $ 72,973      $    -     $    -     $    -         $    -        $    -     $ 72,973
Less:  Cost of Used Cars Sold             39,731           -          -          -              -             -       39,731
  Provision for Credit Losses             15,034           -          -        328              -             -       15,362
                                      ----------- ----------- ------------- -------   -------------- ----------- ------------
                                          18,208           -          -      (328)              -             -       17,880
                                      ----------- ----------- ------------- -------   -------------- ----------- ------------

Interest Income                                -       3,816         64      1,598            727             -        6,205
Gain on Sale of Loans                          -       4,614          -          -              -             -        4,614
Servicing and Other Income                    41       3,825         46          -              -             -        3,912
                                      ----------- ----------- ------------- -------   -------------- ----------- ------------
Income before Operating Expenses          18,249      12,255        110      1,270            727             -       32,611
                                      ----------- ----------- ------------- -------   -------------- ----------- ------------
Operating Expenses:
Selling and Marketing                      4,878           -          -         43              -             -        4,921
General and Administrative                10,506       4,555      2,619        515              -           591       18,786
Depreciation and Amortization                613         337        201         22              -             -        1,173
                                      ----------- ----------- ------------- -------   -------------- ----------- ------------
                                          15,997       4,892      2,820        580              -           591       24,880
                                      ----------- ----------- ------------- -------   -------------- ----------- ------------
Operating Income                         $ 2,252     $ 7,363   $(2,710)     $  690         $  727      $  (591)      $ 7,731
                                      =========== =========== ============= =======   ============== =========== ============

Note 7.  Discontinued Operations

    In February 1998, we announced our intention to close our branch office network, through which we purchased retail installment contracts from third party dealers, and exit this line of business. We substantially completed the branch office closure as of March 31, 1998. We are continuing to negotiate lease settlements and terminations with respect to our branch office network closure. As a result of the branch office network closure, we reclassified the results of operations of the branch office network in the accompanying condensed consolidated balance sheets and condensed consolidated statements of operations to discontinued operations.

    The components of Net Assets of Discontinued Operations as of March 31, 1999 and December 31, 1998 follow (in thousands):


                                               March 31,      December 31,
                                                 1999             1998
                                            ---------------- ----------------
Finance Receivables, net                          $  24,282        $  30,649
Residuals in Finance Receivables Sold                 6,052            7,875
Investments Held in Trust                             2,971            3,665
Disposal Liability                                  (3,000)          (3,673)
                                            ---------------- ----------------
Net Assets of Discontinued Operations             $  30,305        $  38,516
                                            ================ ================

Note 8.  Use of Estimates

    The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from our estimates.

Note 9.  Certain Bankruptcy Remote Entities

    Ugly Duckling Receivables Corporation ("UDRC") and Ugly Duckling Receivables Corporation II ("UDRC II") (collectively referred to as "Securitization Subsidiaries"), are our wholly-owned special purpose "bankruptcy remote entities." Their assets, including assets classified as Discontinued Operations, include Residuals in Finance Receivables Sold and Investments Held In Trust, in the amounts of approximately $34.5 million and $25.6 million, respectively, at March 31, 1999. These amounts would not be available to satisfy claims of our creditors on a consolidated basis.

Note 10.  Reclassifications

    We have made certain reclassifications to previously reported information to conform to the current presentation.

     You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delibvery of this prospectus or any sale of these securities.



                                 ---------------



                                TABLE OF CONTENTS


                                                Page
       Prospectus Summary..................       3
       Risk Factors........................       5
       Forward Looking Statements..........      11
       Use of Proceeds.....................      11
       Dividend Policy.....................      12
       Capitalization......................      13
       Selected Consolidated Financial and
          Operating Data...................      14
       Management's  Discussion  and Analysis
       of Financial Condition and Results of
         Operations........................      15
       Business............................      41
       Management..........................      49
       Description of Capital Stock........      63
       Selling Securityholders.............      68
       Plan of Distribution................      68
       Legal Matters.......................      71
       Experts.............................      71
       Where You Can Find More  Information      71
       Index to Consolidated Financial
       Statements and to Condensed Consolidated
       Financial Statements................     F-1

===============================================================================


===============================================================================




                                5,666,190 Shares

                                  Common Stock

                                     666,190
                         Common Stock Purchase Warrants




                                      LOGO



                                ----------------


                                   PROSPECTUS

                                ----------------















                                __________, 1999

===============================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

    Other expenses in connection with the issuance and distribution of the securities to be registered hereunder, all of which will be paid by the registrant, will be substantially as follows:

                                 Item                         Amount
             -------------------------------------------      -------
             SEC Registration Fee........................   $  14,445
             Nasdaq Filing Fee...........................      17,500
            *Blue Sky Fees and Expenses  (including  legal     10,000
            fees)........................................
            *Accounting Fees and Expenses................     135,000
            *Legal Fees and Expenses.....................     135,000
            *Printing and Engraving......................      70,000
            *Registrar and Transfer Agent's Fees.........       5,000
            *Miscellaneous Expenses......................      13,055
                                                               ------
                      Total..............................   $ 400,000
                                                            =========
----------

* Estimated

Item 14.  Indemnification of Directors and Officers.

    Our Certificate of Incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director's duty of loyalty to us or our stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) liability for payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. In addition, our Certificate of Incorporation provides that we shall to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits us to provide broader indemnification rights than such law permitted us to provide prior to such amendment), indemnify and hold harmless any person who was or is a party, or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of Ugly Duckling, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an "Indemnitee") against expenses, liabilities and losses (including attorneys' fees, judgments, fines, excise taxes or penalties paid in connection with the Employee Retirement Income Security Act of 1974, as amended, and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that except as otherwise provided with respect to proceedings to enforce rights to indemnification, we shall indemnify any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding or part thereof was authorized by our board of directors.

    The Delaware General Corporation Law provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Delaware General Corporation Law also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite such adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    For information regarding indemnity agreements we have entered into with our directors and certain officers, see "Description of Capital Stock -- Limitation of Liability and Indemnification of Directors and Officers."

    For information regarding our undertaking to submit to adjudication the issue of indemnification for violation of the securities laws, see Item 17 hereof.

Item 15.  Recent Sales of Unregistered Securities.

    On February 13, 1997, we sold 5,075,500 shares of common stock to approximately 115 institutional purchasers for an aggregate purchase price of $94,531,188. Friedman, Billings, Ramsey & Co., Inc. acted as placement agent in the transaction. Our total proceeds, net of discounts and commissions, was $89,804,629 before deducting offering expenses.

    On August 6, 1997, we entered into an employment agreement with Steven A. Tesdahl, Senior Vice President -- our Chief Information Officer, The agreement contains our commitment to grant on January 15, 1998 a number of unregistered shares of our common stock valued at $100,000 as of September 1, 1997. On or about January 15, 1998, we issued a net amount of 4,565 shares of common stock to Mr. Tesdahl.

    In two separate transactions in August and December, 1997, we issued warrants to purchase 389,800 and 110,200 shares of common stock, respectively, to members of the bank group in connection with our purchase of the senior bank debt in the FMAC bankruptcy case. The warrants to purchase 110,200 shares of common stock were subsequently returned to us and cancelled pursuant to a negotiated settlement of a dispute with the purchasers thereof.

    During the first quarter of 1998, we issued warrants to acquire 500,000 shares of our common stock at an exercise price of $10.00 per share in a private placement to certain lenders in connection with a $15 million loan. In addition, we issued warrants to acquire 50,000 shares of our common stock at an exercise price of $12.50 per share in a private placement in connection with the Reliance Bankruptcy proceedings. In the third quarter of 1998, we agreed to issue warrants to acquire 115,000 shares of our common stock at an exercise price of 120% of the average trading price of the common stock over a specified period, if a related loan was not paid on full on or before December 31, 1998. Although the loan was not repaid prior to December 31, 1998, it was prepaid prior to its maturity date. In exchange for the prepayment of the loan, the warrants were not issued.

    Exemption from registration for each transaction described above was claimed pursuant to Section 4(2) of the Securities Act regarding transactions by an issuer not involving any public offering.

    As discussed earlier in this prospectus, on September 17, 1998 we initiated an exchange offer to exchange up to 5,000,000 shares of our common stock for 12%, five-year subordinated debentures due October 23, 2003 ("Debentures"). A total of approximately 2.7 million shares of common stock were exchanged for Debentures (approximately $17.5 million aggregate principal amount) in connection with the exchange offer and supplemental exchange offer. The
Debentures were not registered under the Securities Act, since the exchange of such securities for common stock was made pursuant to Section 3(a)(9) of the Securities Act.



Item 16.  Exhibits and Financial Statement Schedule.

    (a) Exhibits:

Exhibit
Number                              Description of Exhibit
3.1           Certificate of Incorporation of the Registrant Amended and Restated as of May 15, 1997 (16)
3.2           Bylaws of the Registrant (5)
4.1           Certificate of Incorporation of the Registrant (filed as Exhibit 3.1)
4.2           Warrant  Agreement  between the  Registrant  and Harris Trust Company of  California,  as warrant  agent,  with respect to the FMAC Warrants 1998 (w/form of warrant attached as Exhibit A, thereto) (19)
4.3           Form of Certificate representing Common Stock (1)
4.4           10% Subordinated Debenture of the Registrant issued to Verde Investments, Inc. (13)
4.5           Form of Warrant issued to Cruttenden Roth Incorporated as Representative of the several underwriters (1)
4.6           Form of Warrant issued to SunAmerica Life Insurance Company (1)
4.7           Warrant  Agreement  between the  Registrant and Harris Trust Company of  California,  as warrant agent,  with respect to Bank Group Warrants (6)

                                                                II-2

4.8           Form of 12% Senior  Subordinated  Note between  Registrant and Kayne  Anderson  related  entities,  each as a lender executed in February 1998 (12)
4.9           Warrant  Agreement  dated as of February 12, 1998 between  Registrant and each of the Kayne Anderson  related lenders named therein (12)
4.10          Form of Warrant issued to Kayne Anderson related entities issued in February 1998 (12)
4.11          Warrant Agreement between the Registrant and Reliance Acceptance  Corporation and Harris Trust of California,
              as warrant agent, dated as of February 9, 1998 (w/form of warrant attached as Exhibit A, thereto) (15)
4.12          Certificate of Designation of the Preferred Stock (par value $.001 per share) (filed as part of Exhibit 3.1) (16)
4.13          Indenture dated as of October 15, 1998 between Registrant and Harris Trust and Savings Bank, as Trustee ("Harris")
              ("Indenture") (18)
4.13(a)       First Supplemental Indenture dated as of October 15, 1998 between Registrant and Harris (18)
4.13(b)       Form of 12% Subordinated Debenture due 2003 (19)
5             Opinion of Snell & Wilmer L.L.P. regarding the legality of the securities being registered (previously filed with this Form S-1)
10.1          Amended and Restated Motor Vehicle  Installment  Contract Loan and Security  Agreement between Registrant and
              General Electric Capital Corporation (8)
10.1(a)       Assumption and Amendment Agreement between the Registrant and General Electric Capital Corporation (2)
10.1(b)       Amendment  No. 1 to Amended and Restated  Motor  Vehicle  Installment  Contract  Loan and Security  Agreement
              between Registrant and General Electric Capital Corporation dated December 22, 1997 (13)
10.1(c)       Letter  Agreement  to Amend the Amended and Restated  Loan and  Security  Agreement  between  Registrant  and
              General Electric Capital Corp. ("GECC"), dated as of October 20, 1997 (15)
10.1 (d)      Letter  agreement to Amend the Amended and Restated Loan Agreement  between  Registrant and GECC, dated as of
              March 25, 1998 (15)
10.1(e)       Amendment  No. 2 to Amended and Restated  Motor  Vehicle  Installment  Contract  Loan and Security  Agreement
              between Registrant and General Electric Capital Corporation dated September 9, 1998 (17)
10.1(f)       Amendment  No. 3 to Amended and Restated  Motor  Vehicle  Installment  Contract  Loan and Security  Agreement
              between Registrant and General Electric Capital Corporation dated January 19, 1999 (19)
10.1(g)       Amendment to the Amended and Restated Motor Vehicle Installment Contract Loan and Security Agreement between General
              Electric Capital Corporation and Registrant dated March 25, 1999 regarding Year 2000 Date Change (20)
10.2          Note Purchase Agreement between the Registrant and SunAmerica Life Insurance Company (1)
10.2(a)       First Amendment to Note Purchase Agreement between the Registrant and SunAmerica Life Insurance Company (1)
10.2(b)       Second Amendment to Note Purchase Agreement between the Registrant and SunAmerica Life Insurance Company (1)
10.2(c)       Third Amendment to Note Purchase Agreement between the Registrant and SunAmerica Life Insurance Company (1)
10.2(d)       Fourth Amendment to Note Purchase Agreement between the Registrant and SunAmerica Life Insurance Company (1)
10.2(e)       Commitment Letter entered into between the Registrant and SunAmerica Life Insurance Company (1)
10.2(f)       Letter Agreement regarding Note Conversion between the Registrant and SunAmerica Life Insurance Company (1)
10.3          Amended and Restated Registration Rights Agreement between the Registrant and SunAmerica Life Insurance Company (1)
10.4          Loan Purchase Agreement dated as of August 20, 1997 among the Registrant and certain banks (6)
10.4(a)       Assignment of Loan and Bank Claim dated as of August 20, 1997 among the Registrant and certain banks, as assignors (6)
10.4(b)       Security Agreement dated as of August 20, 1997 among the Registrant, as obligor, and certain banks (6)
10.4(c)       Payment Guaranty dated as of August 20, 1997 of certain affiliates of the Registrant, as guarantors (6)
10.5          Restated (as of March 14, 1997) Ugly Duckling Corporation Long-Term Incentive Plan (5)
10.5(a)       Amended and Restated Long Term Incentive Plan (as of January 15, 1998) (17)
10.6          Employment Agreement between the Registrant and Ernest C. Garcia II (1)
10.6(a)       Amendment to Employment Agreement between the Registrant and Ernest C. Garcia II (19)
10.7          Employment Agreement between the Registrant and Steven T. Darak (1)
10.8          Employment Agreement between the Registrant and Wally Vonsh (1)
10.8(a)       Modification of Employment Agreement between Registrant and Wally Vonsh (13)
10.8(b)       Amended and Restated Employment Agreement between Registrant and Walter Vonsh dated May 26, 1998 (16)
10.9          Amended and Restated Employment Agreement between the Registrant and Donald L. Addink (8)
10.10         Employment Agreement between the Registrant and Russell Grisanti (5)

                                                                II-3

10.11         Employment Agreement between the Registrant and Steven A. Tesdahl (8)
10.11(a)      Modification of Terms of Employment between Registrant and Steven A. Tesdahl (16)
10.12         Land Lease Agreement  between the Registrant and Verde  Investments,  Inc. for property  located at 5104 West
              Glendale Avenue in Glendale, Arizona (1)
10.13         Building  Lease  Agreement  between the  Registrant  and Verde  Investments,  Inc. for property and buildings located at 9630 and 9650 North 19th Avenue in Phoenix, Arizona (1)
10.14         Land Lease Agreement  between the Registrant and Verde  Investments,  Inc. for property  located at 330 North
              24th Street in Phoenix, Arizona (1)
10.15         Land Lease Agreement  between the Registrant and Verde  Investments,  Inc. for property  located at 333 South
              Alma School Road in Mesa, Arizona (1)
10.16         Lease Agreements  between the Registrant and Blue Chip Motors, the
              Registrant and S & S Holding  Corporation,  and the Registrant and
              Edelman  Brothers  for  certain  properties  located  at 3901 East
              Speedway Boulevard in Tucson, Arizona (1)
10.17         Real Property Lease between the Registrant and Peter and Alva Keesal for property  located at 3737 South Park
              Avenue in Tucson, Arizona (1)
10.18         Land Lease Agreement  between the Registrant and Verde  Investments,  Inc. for property located at 2301 North
              Oracle Road in Tucson, Arizona (1)
10.19         Related Party Transactions Modification Agreement between the Registrant and Verde Investments, Inc. (1)
10.20         Form of Indemnity Agreement between the Registrant and its directors and officers
10.21         Ugly Duckling Corporation 1996 Director Incentive Plan (1)
10.22         Purchase Agreement, dated February 10, 1997 between the Registrant and Friedman, Billings, Ramsey & Co.,
              Inc. (10)
10.23         Agreement of Purchase and Sale of Assets dated as of December 31, 1996 (3)
10.23(a)      First Amendment to Agreement of Purchase and Sale of Assets dated as of June 6, 1997 (5)
10.24         Agreement of Purchase and Sale of Assets among the Registrant, E-Z Plan, Inc., shareholders of E-Z Plan, Inc., and certain lessors, dated as of March 5, 1997 (4)
10.25         Agreement for Purchase and Sale of Certain Assets among Registrant,  Kars-Yes Holdings Inc. and certain other parties, dated as of September 15, 1997 (7)
10.26         Portfolio Servicing Agreement among Registrant, Kars-Yes Financial, inc., and certain other parties, dated as of
              September 15, 1997 (7)
10.26(a)      Subservicing Agreement among Registrant, Kars-Yes Financial, Inc., and certain other parties, dated as of September
              15, 1997 (7)
10.27         Binding  Agreement to Propose and Support  Modified  Plan  Agreement  dated as of December 15, 1997 among the
              Registrant, FMAC and the Official Committee of Unsecured Creditors of FMAC (11)
10.28         Purchase  Agreement  dated as of December 18, 1997 by and among  Contract  Purchaser,  Registrant and LaSalle
              National Bank, as Agent (11)
10.29         Guaranty dated as of December 18, 1997 by Registrant in favor of Contract Purchaser (11)
10.30         Servicing Agreement dated as of December 15, 1997 between Registrant and Contract Purchaser (11)
10.31         FMAC Guaranty and Stock Pledge Agreement among FMAC, Registrant and certain banks (14)
10.32         Contribution Agreement between Registrant and FMAC (13)
10.33         Indemnification Agreement between the Company and FMAC (14)
10.34         Loan Agreement dated as of February 12, 1998 between the Registrant and each of the Kayne Anderson related Lenders named therein (12)
10.35         Credit and Security Agreement between  Registrant and First Merchants  Acceptance Corp., dated as of July 17,
              1997 (15)
10.35(a)      First Amendment to Credit and Security  Agreement  between  Registrant and FMAC, dated as of January 21, 1998
              (15)
10.35(b)      Second  Amendment to Credit and Security  Agreement  between  Registrant and FMAC,  dated as of April 1, 1998
              (15)
10.36         Service Agreement among Reliance Acceptance Corporation,  Registrant,  Bank America Business Credit, Inc. and
              certain other parties dated as of February 9, 1998 (17)
10.37         Agreement of  Understanding  among Reliance  Acceptance  Group,  Inc.,  Reliance  Acceptance  Corporation and
              Registrant, dated as of February 9, 1998 (17)
10.38         Purchase and Sale-Leaseback Agreement and Joint Escrow Instructions between Champion Acceptance Corporation, Ugly
              Duckling Car Sales, Inc., Ugly Duckling Car Sales New Mexico, Inc., Ugly Duckling Car Sales Florida, Inc. and Ugly
              Duckling Car Sales Texas, LLP, date as of May 13, 1998 (16)
10.39         Loan Agreement by and among the Registrant, Kayne Anderson Non-Traditional Investments, LP, and certain other lenders, dated July 20, 1998 (17)
10.40         Payment Guaranty by Registrant in favor of Kayne Anderson and the Lenders, dated as of July 20, 1998 (17)



                                                                II-4

10.41         Agreement of Purchase and Sale of Assets made as of July 31, 1998, by and among Cygnet Financial Services, Inc. and
              Mountain Parks Financial Services, Inc. (17)
10.42         1998 Executive Incentive Plan (17)
10.43         Loan agreement between Greenwich Capital Financial Products, Inc. and Registrant dated November 12, 1998 (19)
10.43(a)      Stock Pledge Agreement among Greenwich  Capital Financial  Products,  Inc.,  Registrant,  and certain related parties, dated November 12, 1998 (19)
10.43(b)      $20 Million Loan agreement between Greenwich Capital Financial Products,  Inc. and Registrant dated March 18,
              1999 (20)
10.43(c)      Stock Pledge Agreement among Greenwich Capital Financial Products, Inc., Registrant, and certain related parties, dated March 18, 1999 (20)
10.43(d)      Engagement Letter between  Greenwich Capital Markets,  Inc. and Registrant dated March 16, 1999 for Greenwich to Act as Placement Agent for not less than $300 Million of Securitized Loans (20)
10.43(e)      Commitment  Letter between  Greenwich  Capital  Markets,  Inc. and Registrant  dated March 17, 1999 with Term
              Sheet for $100 Million Revolving Credit Facility (20)
10.44         KPMG Year 2000 Renovation Project Service Proposal to and Engagement Letter with the Registrant, dated November 2,
              1998 (19)
10.45         $38 Million Senior Secured Loan Agreement between CIBC Inc., SunAmerica, etc. and the Registrant dated May 14, 1999
              (w/form of note and guaranty attached)
10.45(a)      Stock Pledge Agreement among certain lenders, Harris and the Registrant dated May 14, 1999
11            Earnings (Loss) per Share Computation (see Note 18 to Notes to Consolidated Financial Statements)
21            List of Subsidiaries
23.1          Consent of KPMG LLP
23.2          Consent of Snell & Wilmer L.L.P. (included in Exhibit 5)
24            Power of Attorney (included in signature pages)
27            Financial Data Schedule (previously filed)

---------------------------
(1)           Incorporated by reference to the Company's  Registration  Statement on Form S-1  (Registration No. 333-3998),
              effective June 18, 1996.
(2)           Incorporated by reference to the Company's  Registration  Statement on Form S-1 (Registration No. 333-13755),
              effective October 30, 1996.
(3)           Incorporated by reference to the Company's Current Report on Form 8-K, filed January 30, 1997.
(4)           Incorporated by reference to the Company's Annual Report on Form 10-K, filed March 31, 1997.
(5)           Incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed August 14, 1997.
(6)           Incorporated by reference to the Company's Current Report on Form 8-K, filed September 5, 1997.
(7)           Incorporated by reference to the Company's Current Report on Form 8-K, filed October 3, 1997.
(8)           Incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed November 14, 1997.
(9)           Incorporated by reference to the Company's Current Report on Form 8-K, filed November 20, 1997.
(10)          Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 333-22237).
(11)          Incorporated by reference to the Company's Current Report on Form 8-K, filed January 2, 1998.
(12)          Incorporated by reference to the Company's Current Report on Form 8-K, filed February 20, 1998.
(13)          Incorporated by reference to the Company's  Registration  Statement on Form S-1  (Registration No. 333-42973)
              effective February 11, 1998.
(14)          Incorporated by reference to the Company's Annual Report on Form 10-K, filed March 31 1998.
(15)          Incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed May 15, 1998.
(16)          Incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed August 10, 1998.
(17)          Incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed November 13, 1998.
(18)          Incorporated  by reference to the Company's Form T-3 For Application for  Qualification  of Indentures  under the Trust Indenture Act of 1939, filed November 20, 1998 (File No. 022-22415) effective December 21, 1998.
(19)          Incorporated by reference to the Company's Annual Report on Form 10-K, filed March 30, 1999.
(20)          Incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed May 14, 1999.

Item 17.  Undertakings.

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from  registration by means of a post-effective  amendment any
        of  the  securities   being   registered  which  remain  unsold  at  the
        termination of the offering.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on July 9, 1999.

                            Ugly Duckling Corporation

                           By: /s/ GREGORY B. SULLIVAN
                               ------------------------
                                   Gregory B. Sullivan
                                   President and
                                   Chief Operating Officer


                                POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Ernest C. Garcia, II, Gregory B. Sullivan, Steven
P.  Johnson  and  Steven  T.  Darak,  and each of them,  in his true and  lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form S-1 Registration Statement and to sign any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, in full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person hereby ratifying and confirming that all said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant  to  the   requirements   of  the  Securities  Act  of  1933,  this
Post-Effective Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

      Name and Signature                      Title                 Date
      ------------------                      -----                 ----

                *
----------------------------------  Chief Executive  Officer  July 9, 1999
         Ernest C. Garcia II        and Director (Principal
                                    executive officer)

                *
----------------------------------- Senior  Vice   President  July 9, 1999
           Steven T. Darak          and Chief Financial Officer
                                    (Principal financial and
                                    accounting officer)

                *                   Director                  July 9, 1999
-----------------------------------
     Christopher D. Jennings

                *                   Director                  July 9, 1999
-----------------------------------
        John N. MacDonough

                *                   Director                  July 9, 1999
-----------------------------------
         Frank P. Willey

     /S/ GREGORY B. SULLIVAN        Director                  July 9, 1999
-----------------------------------
       Gregory B. Sullivan


By: /s/ GREGORY B. SULLIVAN
---------------------------
     *Gregory B. Sullivan
      (Attorney-in-fact)

                                                           EXHIBIT INDEX
Exhibit
Number        Description of Exhibit
------        ---------------------------------------------------------------------------------------------------------------------
3.1           Certificate of Incorporation of the Registrant Amended and Restated as of May 15, 1997 (16)
3.2           Bylaws of the Registrant (5)
4.1           Certificate of Incorporation of the Registrant (filed as Exhibit 3.1)
4.2           Warrant  Agreement  between the  Registrant  and Harris Trust Company of  California,  as warrant  agent,  with respect to the FMAC Warrants 1998 (w/form of warrant attached as Exhibit A, thereto) (19)
4.3           Form of Certificate representing Common Stock (1)
4.4           10% Subordinated Debenture of the Registrant issued to Verde Investments, Inc. (13)
4.5           Form of Warrant issued to Cruttenden Roth Incorporated as Representative of the several underwriters (1)
4.6           Form of Warrant issued to SunAmerica Life Insurance Company (1)
4.7           Warrant  Agreement  between the  Registrant and Harris Trust Company of  California,  as warrant agent,  with respect to Bank Group Warrants (6)
4.8           Form of 12% Senior  Subordinated  Note between  Registrant and Kayne  Anderson  related  entities,  each as a lender executed in February 1998 (12)
4.9           Warrant  Agreement  dated as of February 12, 1998 between  Registrant and each of the Kayne Anderson  related lenders named therein (12)
4.10          Form of Warrant issued to Kayne Anderson related entities issued in February 1998 (12)
4.11          Warrant Agreement between the Registrant and Reliance Acceptance  Corporation and Harris Trust of California,
              as warrant agent, dated as of February 9, 1998 (w/form of warrant attached as Exhibit A, thereto) (15)
4.12          Certificate of Designation of the Preferred Stock (par value $.001 per share) (filed as part of Exhibit 3.1) (16)
4.13          Indenture dated as of October 15, 1998 between Registrant and Harris Trust and Savings Bank, as Trustee ("Harris")
              ("Indenture") (18)
4.13(a)       First Supplemental Indenture dated as of October 15, 1998 between Registrant and Harris (18)
4.13(b)       Form of 12% Subordinated Debenture due 2003 (19)
5             Opinion of Snell & Wilmer L.L.P. regarding the legality of the securities being registered (previously filed with this Form S-1)
10.1          Amended and Restated Motor Vehicle  Installment  Contract Loan and Security  Agreement between Registrant and
              General Electric Capital Corporation (8)
10.1(a)       Assumption and Amendment Agreement between the Registrant and General Electric Capital Corporation (2)
10.1(b)       Amendment  No. 1 to Amended and Restated  Motor  Vehicle  Installment  Contract  Loan and Security  Agreement
              between Registrant and General Electric Capital Corporation dated December 22, 1997 (13)
10.1(c)       Letter  Agreement  to Amend the Amended and Restated  Loan and  Security  Agreement  between  Registrant  and
              General Electric Capital Corp. ("GECC"), dated as of October 20, 1997 (15)
10.1 (d)      Letter  agreement to Amend the Amended and Restated Loan Agreement  between  Registrant and GECC, dated as of
              March 25, 1998 (15)
10.1(e)       Amendment  No. 2 to Amended and Restated  Motor  Vehicle  Installment  Contract  Loan and Security  Agreement
              between Registrant and General Electric Capital Corporation dated September 9, 1998 (17)
10.1(f)       Amendment  No. 3 to Amended and Restated  Motor  Vehicle  Installment  Contract  Loan and Security  Agreement
              between Registrant and General Electric Capital Corporation dated January 19, 1999 (19)
10.1(g)       Amendment to the Amended and Restated Motor Vehicle Installment Contract Loan and Security Agreement between General
              Electric Capital Corporation and Registrant dated March 25, 1999 regarding Year 2000 Date Change (20)
10.2          Note Purchase Agreement between the Registrant and SunAmerica Life Insurance Company (1)
10.2(a)       First Amendment to Note Purchase Agreement between the Registrant and SunAmerica Life Insurance Company (1)
10.2(b)       Second Amendment to Note Purchase Agreement between the Registrant and SunAmerica Life Insurance Company (1)
10.2(c)       Third Amendment to Note Purchase Agreement between the Registrant and SunAmerica Life Insurance Company (1)
10.2(d)       Fourth Amendment to Note Purchase Agreement between the Registrant and SunAmerica Life Insurance Company (1)
10.2(e)       Commitment Letter entered into between the Registrant and SunAmerica Life Insurance Company (1)
10.2(f)       Letter Agreement regarding Note Conversion between the Registrant and SunAmerica Life Insurance Company (1)
10.3          Amended and Restated Registration Rights Agreement between the Registrant and SunAmerica Life Insurance Company (1)
10.4          Loan Purchase Agreement dated as of August 20, 1997 among the Registrant and certain banks (6)
10.4(a)       Assignment of Loan and Bank Claim dated as of August 20, 1997 among the Registrant and certain banks, as assignors (6)
10.4(b)       Security Agreement dated as of August 20, 1997 among the Registrant, as obligor, and certain banks (6)
10.4(c)       Payment Guaranty dated as of August 20, 1997 of certain affiliates of the Registrant, as guarantors (6)
10.5          Restated (as of March 14, 1997) Ugly Duckling Corporation Long-Term Incentive Plan (5)
10.5(a)       Amended and Restated Long Term Incentive Plan (as of January 15, 1998) (17)
10.6          Employment Agreement between the Registrant and Ernest C. Garcia II (1)
10.6(a)       Amendment to Employment Agreement between the Registrant and Ernest C. Garcia II (19)
10.7          Employment Agreement between the Registrant and Steven T. Darak (1)
10.8          Employment Agreement between the Registrant and Wally Vonsh (1)
10.8(a)       Modification of Employment Agreement between Registrant and Wally Vonsh (13)
10.8(b)       Amended and Restated Employment Agreement between Registrant and Walter Vonsh dated May 26, 1998 (16)
10.9          Amended and Restated Employment Agreement between the Registrant and Donald L. Addink (8)
10.10         Employment Agreement between the Registrant and Russell Grisanti (5)
10.11         Employment Agreement between the Registrant and Steven A. Tesdahl (8)
10.11(a)      Modification of Terms of Employment between Registrant and Steven A. Tesdahl (16)
10.12         Land Lease Agreement  between the Registrant and Verde  Investments,  Inc. for property  located at 5104 West
              Glendale Avenue in Glendale, Arizona (1)
10.13         Building  Lease  Agreement  between the  Registrant  and Verde  Investments,  Inc. for property and buildings located at 9630 and 9650 North 19th Avenue in Phoenix, Arizona (1)
10.14         Land Lease Agreement  between the Registrant and Verde  Investments,  Inc. for property  located at 330 North
              24th Street in Phoenix, Arizona (1)

                                                           EXHIBIT INDEX
Exhibit
Number        Description of Exhibit
------        ---------------------------------------------------------------------------------------------------------------------

10.15         Land Lease Agreement  between the Registrant and Verde  Investments,  Inc. for property  located at 333 South
              Alma School Road in Mesa, Arizona (1)
10.16         Lease Agreements  between the Registrant and Blue Chip Motors, the
              Registrant and S & S Holding  Corporation,  and the Registrant and
              Edelman  Brothers  for  certain  properties  located  at 3901 East
              Speedway Boulevard in Tucson, Arizona (1)
10.17         Real Property Lease between the Registrant and Peter and Alva Keesal for property  located at 3737 South Park
              Avenue in Tucson, Arizona (1)
10.18         Land Lease Agreement  between the Registrant and Verde  Investments,  Inc. for property located at 2301 North
              Oracle Road in Tucson, Arizona (1)
10.19         Related Party Transactions Modification Agreement between the Registrant and Verde Investments, Inc. (1)
10.20         Form of Indemnity Agreement between the Registrant and its directors and officers
10.21         Ugly Duckling Corporation 1996 Director Incentive Plan (1)
10.22         Purchase Agreement, dated February 10, 1997 between the Registrant and Friedman, Billings, Ramsey & Co.,
              Inc. (10)
10.23         Agreement of Purchase and Sale of Assets dated as of December 31, 1996 (3)
10.23(a)      First Amendment to Agreement of Purchase and Sale of Assets dated as of June 6, 1997 (5)
10.24         Agreement of Purchase and Sale of Assets among the Registrant, E-Z Plan, Inc., shareholders of E-Z Plan, Inc., and certain lessors, dated as of March 5, 1997 (4)
10.25         Agreement for Purchase and Sale of Certain Assets among Registrant,  Kars-Yes Holdings Inc. and certain other parties, dated as of September 15, 1997 (7)
10.26         Portfolio Servicing Agreement among Registrant, Kars-Yes Financial, inc., and certain other parties, dated as of
              September 15, 1997 (7)
10.26(a)      Subservicing Agreement among Registrant, Kars-Yes Financial, Inc., and certain other parties, dated as of September
              15, 1997 (7)
10.27         Binding  Agreement to Propose and Support  Modified  Plan  Agreement  dated as of December 15, 1997 among the
              Registrant, FMAC and the Official Committee of Unsecured Creditors of FMAC (11)
10.28         Purchase  Agreement  dated as of December 18, 1997 by and among  Contract  Purchaser,  Registrant and LaSalle
              National Bank, as Agent (11)
10.29         Guaranty dated as of December 18, 1997 by Registrant in favor of Contract Purchaser (11)
10.30         Servicing Agreement dated as of December 15, 1997 between Registrant and Contract Purchaser (11)
10.31         FMAC Guaranty and Stock Pledge Agreement among FMAC, Registrant and certain banks (14)
10.32         Contribution Agreement between Registrant and FMAC (13)
10.33         Indemnification Agreement between the Company and FMAC (14)
10.34         Loan Agreement dated as of February 12, 1998 between the Registrant and each of the Kayne Anderson related Lenders named therein (12)
10.35         Credit and Security Agreement between  Registrant and First Merchants  Acceptance Corp., dated as of July 17,
              1997 (15)
10.35(a)      First Amendment to Credit and Security  Agreement  between  Registrant and FMAC, dated as of January 21, 1998
              (15)
10.35(b)      Second  Amendment to Credit and Security  Agreement  between  Registrant and FMAC,  dated as of April 1, 1998
              (15)
10.36         Service Agreement among Reliance Acceptance Corporation,  Registrant,  Bank America Business Credit, Inc. and
              certain other parties dated as of February 9, 1998 (17)
10.37         Agreement of  Understanding  among Reliance  Acceptance  Group,  Inc.,  Reliance  Acceptance  Corporation and
              Registrant, dated as of February 9, 1998 (17)
10.38         Purchase and Sale-Leaseback Agreement and Joint Escrow Instructions between Champion Acceptance Corporation, Ugly
              Duckling Car Sales, Inc., Ugly Duckling Car Sales New Mexico, Inc., Ugly Duckling Car Sales Florida, Inc. and Ugly
              Duckling Car Sales Texas, LLP, date as of May 13, 1998 (16)
10.39         Loan Agreement by and among the Registrant, Kayne Anderson Non-Traditional Investments, LP, and certain other lenders, dated July 20, 1998 (17)
10.40         Payment Guaranty by Registrant in favor of Kayne Anderson and the Lenders, dated as of July 20, 1998 (17)
10.41         Agreement of Purchase and Sale of Assets made as of July 31, 1998, by and among Cygnet Financial Services, Inc. and
              Mountain Parks Financial Services, Inc. (17)
10.42         1998 Executive Incentive Plan (17)
10.43         Loan agreement between Greenwich Capital Financial Products, Inc. and Registrant dated November 12, 1998 (19)
10.43(a)      Stock Pledge Agreement among Greenwich  Capital Financial  Products,  Inc.,  Registrant,  and certain related parties, dated November 12, 1998 (19)
10.43(b)      $20 Million Loan agreement between Greenwich Capital Financial Products,  Inc. and Registrant dated March 18,
              1999 (20)
10.43(c)      Stock Pledge Agreement among Greenwich Capital Financial Products, Inc., Registrant, and certain related parties, dated March 18, 1999 (20)
10.43(d)      Engagement Letter between  Greenwich Capital Markets,  Inc. and Registrant dated March 16, 1999 for Greenwich to Act as Placement Agent for not less than $300 Million of Securitized Loans (20)
10.43(e)      Commitment  Letter between  Greenwich  Capital  Markets,  Inc. and Registrant  dated March 17, 1999 with Term
              Sheet for $100 Million Revolving Credit Facility (20)
10.44         KPMG Year 2000 Renovation Project Service Proposal to and Engagement Letter with the Registrant, dated November 2,
              1998 (19)
10.45         $38 Million Senior Secured Loan Agreement between CIBC Inc., SunAmerica, etc. and the Registrant dated May 14, 1999
              (w/form of note and guaranty attached)
10.45(a)      Stock Pledge Agreement among certain lenders, Harris and the Registrant dated May 14, 1999

                                                           EXHIBIT INDEX
Exhibit
Number        Description of Exhibit
------        ---------------------------------------------------------------------------------------------------------------------

11            Earnings (Loss) per Share Computation (see Note 18 to Notes to Consolidated Financial Statements)
21            List of Subsidiaries
23.1          Consent of KPMG LLP
23.2          Consent of Snell & Wilmer L.L.P. (included in Exhibit 5)
24            Power of Attorney (included in signature pages)
27            Financial Data Schedule (previously filed)

---------------------------
(1)           Incorporated by reference to the Company's  Registration  Statement on Form S-1  (Registration No. 333-3998),
              effective June 18, 1996.
(2)           Incorporated by reference to the Company's  Registration  Statement on Form S-1 (Registration No. 333-13755),
              effective October 30, 1996.
(3)           Incorporated by reference to the Company's Current Report on Form 8-K, filed January 30, 1997.
(4)           Incorporated by reference to the Company's Annual Report on Form 10-K, filed March 31, 1997.
(5)           Incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed August 14, 1997.
(6)           Incorporated by reference to the Company's Current Report on Form 8-K, filed September 5, 1997.
(7)           Incorporated by reference to the Company's Current Report on Form 8-K, filed October 3, 1997.
(8)           Incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed November 14, 1997.
(9)           Incorporated by reference to the Company's Current Report on Form 8-K, filed November 20, 1997.
(10)          Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 333-22237).
(11)          Incorporated by reference to the Company's Current Report on Form 8-K, filed January 2, 1998.
(12)          Incorporated by reference to the Company's Current Report on Form 8-K, filed February 20, 1998.
(13)          Incorporated by reference to the Company's  Registration  Statement on Form S-1  (Registration No. 333-42973)
              effective February 11, 1998.
(14)          Incorporated by reference to the Company's Annual Report on Form 10-K, filed March 31 1998.
(15)          Incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed May 15, 1998.
(16)          Incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed August 10, 1998.
(17)          Incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed November 13, 1998.
(18)          Incorporated  by reference to the Company's Form T-3 For Application for  Qualification  of Indentures  under the Trust Indenture Act of 1939, filed November 20, 1998 (File No. 022-22415) effective December 21, 1998.
(19)          Incorporated by reference to the Company's Annual Report on Form 10-K, filed March 30, 1999.
(20)          Incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed May 14, 1999.